     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1996



                                                      REGISTRATION NO. 333-05953

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                                AMENDMENT NO. 1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                      ADVANCED LIGHTING TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)
                            ------------------------

                 OHIO                                   3641                                34-1803229
               (State of                    (Primary Standard Industrial                 (I.R.S. Employer
            incorporation)                   Classification Code Number)              Identification Number)

                            ------------------------

                              2307 E. AURORA ROAD
                                   SUITE ONE
                              TWINSBURG, OH 44087
                           TELEPHONE: (216) 963-6680

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                   WAYNE R. HELLMAN, CHIEF EXECUTIVE OFFICER
                      ADVANCED LIGHTING TECHNOLOGIES, INC.
                              2307 E. AURORA ROAD
                                   SUITE ONE
                              TWINSBURG, OH 44087
                           TELEPHONE: (216) 963-6680
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

      The Commission is requested to send copies of all communications to:

      GERALD W. COWDEN, ESQ.               JAMES S. HOGG, ESQ.              JEFFREY M. STEIN, ESQ.
  COWDEN, HUMPHREY & SARLSON CO.,         ULMER & BERNE P.L.L.                  KING & SPALDING
              L.P.A.                     1300 EAST NINTH STREET              191 PEACHTREE STREET
        3500 TERMINAL TOWER                     SUITE 900                      ATLANTA, GA 30303
        CLEVELAND, OH 44113                CLEVELAND, OH 44114                  (404) 572-4600
          (216) 241-2880                     (216) 621-8400

                            ------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration
Statement becomes effective.

    If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
                                                PROPOSED MAXIMUM PROPOSED MAXIMUM    AMOUNT OF
TITLE OF EACH CLASS OF            AMOUNT TO BE   OFFERING PRICE    AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED      REGISTERED(1)     PER SHARE     OFFERING PRICE       FEE
- --------------------------------
Common Stock, $.001 par value... 3,795,000 Shares    $17.00(2)   $64,515,000(2)    $22,247(3)
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------


(1) Includes 495,000 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based on the average of the high and low sales prices of the Common Stock on the Nasdaq National Market on June 12, 1996.



(3) Previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DUE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                            ------------------------

                       CROSS-REFERENCE SHEET REQUIRED BY
                          REGULATION S-K, ITEM 501(B)

            ITEM NUMBER AND CAPTION                           CAPTION IN PROSPECTUS
- ------------------------------------------------    ------------------------------------------
  1.  Forepart of the Registration Statement and
        Outside Front Cover Page of
        Prospectus..............................    Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus...........................    Inside Front and Outside Back Cover
  3.  Summary Information, Risk Factors and
        Ratio of Earnings to Fixed Charges......    Prospectus Summary; Risk Factors
  4.  Use of Proceeds...........................    Use of Proceeds
  5.  Determination of Offering Price...........    Not Applicable
  6.  Dilution..................................    Not Applicable
  7.  Selling Security Holders..................    Principal and Selling Shareholders
  8.  Plan of Distribution......................    Front Cover Page; Underwriting
  9.  Description of Securities to be
        Registered..............................    Description of Capital Stock
 10.  Interests of Named Experts and Counsel....    Legal Matters
 11.  Information with Respect to the
        Registrant..............................    Prospectus Summary; The Company;
                                                      Background of the Company; Price Range
                                                      of Common Stock; Dividend Policy;
                                                      Capitalization; Selected Financial Data;
                                                      Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations; Business; Management;
                                                      Certain Transactions; Principal and
                                                      Selling Shareholders
 12.  Disclosure of Commission Position
        on Indemnification for Securities Act
        Liabilities.............................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION -- DATED JUNE 19, 1996


PROSPECTUS
- --------------------------------------------------------------------------------

                               3,300,000 Shares
LOGO                          ADVANCED LIGHTING
                              TECHNOLOGIES INC.

                                 Common Stock
- --------------------------------------------------------------------------------

Of the 3,300,000 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby, 2,400,000 shares are being sold by Advanced Lighting Technologies, Inc. (the "Company") and 900,000 shares are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."


The Common Stock is included in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "ADLT." On June 18, 1996, the last reported sales price for the Common Stock on the Nasdaq National Market was $17.00 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" ON PAGES 6 TO 9 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
- --------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                                     Underwriting                    Proceeds to
                                       Price to     Discounts and    Proceeds to       Selling
                                        Public      Commissions(1)    Company(2)     Shareholders
- ---------------------------------------------------------------------------------------------------
Per Share..........................        $              $               $               $
- ---------------------------------------------------------------------------------------------------
Total(3)...........................        $              $               $               $
- ---------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $625,000.

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 495,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $            , the total Underwriting Discounts and Commissions will be
    $            , the total Proceeds to Company will be $            and the
    total Proceeds to Selling Shareholders will be $            . See
    "Underwriting."
- --------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about             , 1996.

PRUDENTIAL SECURITIES INCORPORATED              RAYMOND JAMES & ASSOCIATES, INC.


            , 1996

                              (INSIDE FRONT COVER)

                            (4-COLOR PHOTOGRAPH(S))


[(5 Photographs Montage Showing Cleveland Indians) Jacobs Field surrounded by photographs of Company products as follows: (1) lamp manufacturing equipment (labelled "Equipment"), (2) lamps (labelled "Lamps"), (3) electronic systems (labelled "Systems") and (4) lamp components (labelled "Components").]


                            ------------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including Combined Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The Company was formed on May 19, 1995 and acquired ownership, primarily by merger (the "Combination"), of 17 affiliated operating corporations that were previously under common ownership and management (the "Predecessors"). Unless the context otherwise requires, the "Company" refers to Advanced Lighting Technologies, Inc., its subsidiaries and the Predecessors. Except as otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Industry data in this Prospectus with respect to the lighting market is reported on a calendar year basis and includes the industrial, outdoor and commercial, and residential sectors, but not the automotive sector. Such industry data is derived from selected reports published by the National Electrical Manufacturers Association ("NEMA").

                                  THE COMPANY

     Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer and marketer of metal halide lighting products, including lamps (light bulbs), lamp components and lamp production equipment. Metal halide lamps combine superior energy efficient illumination with longer life, excellent color rendition by providing a full color spectrum and compact size as compared with incandescent and fluorescent lamps. The Company believes it is the only company in the world focused primarily on metal halide lighting and, as a result, it has developed substantial expertise in all aspects of this industry. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced product development and manufacturing capabilities. The Company currently markets over 240 specialty and 40 commodity-type metal halide lamps, giving it the most diverse product line of any metal halide lamp manufacturer. Net sales increased 32.0% to $40.8 million in fiscal 1995 from $30.9 million in fiscal 1994 and increased 24.3% to $37.3 million in the nine months ended March 31, 1996 from $30.0 million in the nine months ended March 31, 1995. The Company has experienced growth in net sales in each of the last ten quarterly periods.

     Invented approximately 30 years ago, metal halide is the newest of all major lighting technologies and can produce the closest simulation to sunlight of all available lighting technologies. Metal halide lighting is currently used in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. In addition, due to metal halide's superior lighting characteristics, the Company believes many opportunities exist to expand the uses of metal halide into applications currently dominated by incandescent and fluorescent technologies. For example, a 100 watt metal halide lamp, which is approximately the same size as a household incandescent lamp, produces as much light as five 100 watt incandescent lamps and as much as three 34 watt, four foot long fluorescent lamps. While domestic sales of incandescent and fluorescent lamps grew at a compound annual rate of approximately 4% over the last three years, domestic metal halide lamp sales have grown at a compound annual rate of approximately 15% over the same period, making metal halide the fastest growing segment of the approximately $2.6 billion domestic lamp market. In 1995, metal halide accounted for approximately 6% of domestic lamp sales. The Company believes that new lighting technologies typically increase overall lamp sales rather than render existing technologies obsolete. Metal halide lighting has recently been introduced in automotive headlamp, projection television and fiber optic applications. The Company believes that applications for metal halide lamps will continue to increase as metal halide systems become more widely known.

     The Company's objective is to be the leading innovator, designer, manufacturer and marketer of specialty metal halide lamps, lamp components and lamp production equipment. The Company pursues the following operating strategies:

     - Focus on Metal Halide Technology. The Company's focus on metal halide products has enabled it to develop unique design, manufacturing and marketing expertise in all metal halide product lines. By supplying lamp components and lamp production equipment to the metal halide lamp industry, the Company also benefits from the overall expansion of metal halide lamp sales.

     - Develop Innovative Products. The Company has introduced over 75% of the new metal halide lamp types produced domestically since 1985. The Company's new product strategy and emphasis on innovation differentiates it from its competitors that focus primarily on high volume, commodity-type lamps. Most of the Company's new products were developed in response to customer demand and the Company remains the sole supplier for many of these products.

     - Continue to Strengthen OEM and Lighting Agent Relationships. The Company frequently designs lamps to meet fixture specifications of original equipment manufacturers ("OEMs") and their lighting agent sales force, who, in turn, market the Company's lamps to a variety of end users. Such cooperative relationships contribute to the Company's innovative designs and allow it to utilize traditional distribution channels which are dominated by the major lamp manufacturers. The Company's innovative marketing techniques enabled it to capture approximately 29% of all new domestic metal halide lamp sales in 1995.

     - Maintain Flexible Manufacturing Through Vertical Integration. By controlling all aspects of the production of metal halide lamps and components, the Company is able to cost-effectively develop and manufacture a wide variety of specialty metal halide lamps, including lamp types manufactured in small production runs.

     The Company expects to increase its net sales by expanding the market for metal halide products. The Company's growth strategy involves introducing new products and creating new metal halide applications, increasing sales of existing products, increasing its presence in international markets and penetrating the residential market. The Company introduces new products by working with OEMs and other customers to design and develop innovative metal halide lighting solutions. The Company also intends to increase sales of its existing products by implementing aggressive direct marketing of its lamps to end users. Additionally, the Company intends to participate in growing international markets through direct sales of lamps, lamp components and lamp production equipment and, in countries with rapidly developing metal halide markets, through joint ventures that will purchase the Company's lamp components and lamp production equipment. The Company has begun its introduction of metal halide lighting systems to the residential market, which represented 45% of all domestic lamp sales in 1995, and believes that it is the first company to develop such products for residential use.

                              RECENT DEVELOPMENTS

     Since the Company's initial public offering in December 1995, the Company has continued to execute its growth strategy. The Company recently introduced several new products, including specialty electronic metal halide lighting controls, to complement its lamp sales and further meet the increasingly complex specifications of OEMs and lighting agents. In May 1996, the Company introduced its residential metal halide lighting systems at "Light Fair," the major United States lighting trade show. The Company is currently market testing its residential systems and expects to begin limited production in the second quarter of fiscal 1997. Following the successful acquisition of its distributor in the United Kingdom, the Company has continued to increase its international marketing capabilities through the acquisition of its Canadian distributor. The Company also has entered into an agreement to acquire its Australian distributor. See "Business -- Growth Strategy." In addition to two existing joint ventures, the Company has recently entered into joint venture agreements in Abu Dhabi and Vietnam to which it expects to sell lamp production equipment and, when lamp production commences, certain lamp components.

                                  THE OFFERING

Common Stock Offered by the Company.....................   2,400,000 shares
Common Stock Offered by the Selling Shareholders........     900,000 shares
Common Stock to be Outstanding after the Offering (1)...  13,167,736 shares
Use of Proceeds......................................... To fund expanded production capacity through acquisition of machinery and
                                                         equipment, to reduce amounts outstanding
                                                         under the Company's revolving credit
                                                         facility and for general corporate
                                                         purposes, including investments in joint
                                                         ventures, acquisitions and working
                                                         capital. See "Use of Proceeds."
Nasdaq National Market Symbol........................... ADLT

- ---------------
(1) Does not include 791,850 shares of Common Stock subject to options outstanding under the Company's 1995 Incentive Award Plan (the "Incentive Award Plan"). See "Management--Incentive Award Plan."

                             SUMMARY FINANCIAL DATA

                                                                                                             NINE MONTHS ENDED
                                                                         FISCAL YEAR ENDED JUNE 30,              MARCH 31,
                                                                       -------------------------------     ---------------------
                                                                        1993        1994        1995        1995          1996
                                                                       -------     -------     -------     -------       -------
                                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1):
  Net sales..........................................................  $25,455     $30,938     $40,767     $30,019       $37,295
  Costs and expenses:
    Cost of sales....................................................   17,033      17,253      21,899      16,280        19,957
    Selling, general and administrative..............................    5,500       8,400      11,833       8,460        10,259
    Research and development.........................................    1,166       1,006       1,673       1,150         1,714
    Noncash settlement of claim......................................       --          --          --          --         2,732(2)
    Reorganizing and restructuring...................................    7,152(3)      852(4)     (121)(4)    (395)(4)        --
                                                                       -------     -------     -------     -------       -------
  Income (loss) from operations......................................   (5,396)      3,427       5,483       4,524         2,633
  Interest expense...................................................      938(5)    2,150       2,129       1,638         1,150
                                                                       -------     -------     -------     -------       -------
  Income (loss) before income taxes and extraordinary items..........   (6,334)      1,277       3,354       2,886         1,483
  Income taxes.......................................................       48          71         212         818           525(6)
                                                                       -------     -------     -------     -------       -------
  Income (loss) before extraordinary items...........................   (6,382)      1,206       3,142       2,068           958
  Extraordinary gain (charge)........................................   11,368(7)       --        (253)(8)    (253)(8)      (135)(9)
                                                                       -------     -------     -------     -------       -------
  Net income.........................................................  $ 4,986     $ 1,206     $ 2,889     $ 1,815       $   823
                                                                       =======     =======     =======     =======       =======
  Income (loss) per share (10):
    Before extraordinary items.......................................  $ (0.96)    $  0.13     $  0.10     $  0.03       $ (0.04)
    Extraordinary items..............................................     1.45          --       (0.03)      (0.03)        (0.02)
                                                                       -------     -------     -------     -------       -------
    Net income.......................................................  $  0.49     $  0.13     $  0.07     $    --       $ (0.06)
                                                                       =======     =======     =======     =======       =======
  Shares used for computing per share amounts (10)...................    7,818       7,818       7,818       7,818         8,999
                                                                       =======     =======     =======     =======       =======

                                                                                                            MARCH 31, 1996
                                                                                                     ----------------------------
                                                                                                     ACTUAL      AS ADJUSTED(11)
                                                                                                     -------     ----------------
                                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents........................................................................  $ 2,109         $ 20,040
  Working capital..................................................................................   14,095           32,026
  Total assets.....................................................................................   45,727           73,658
  Total long-term debt.............................................................................    7,268              965
  Total shareholders' equity.......................................................................   24,360           62,291

- ---------------
 (1) Does not reflect pro forma financial adjustments for the Company's acquisition of its Canadian distributor, Spectro Electric Inc. ("Spectro"). The Company's pro forma net sales and income before extraordinary items for fiscal 1995 and the nine months ended March 31, 1996 would have been $47,869 and $2,707, respectively, and $41,389 and $723, respectively. See "Pro Forma Condensed Combined Statements of Operations (Unaudited)" and Notes thereto.
 (2) On October 27, 1995, several former preferred shareholders of the Company's largest Predecessor, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement with the former preferred shareholders whereby they transferred, from their personal holdings, an aggregate of 273,185 shares of Common Stock to the former preferred shareholders. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interest of shareholders of the Company. The settlement was recorded as a noncash expense and an increase in paid-in capital in December 1995.
 (3) On July 29, 1992, the Company's largest Predecessor, though never having missed any scheduled payments on its then existing senior debt, was unable to refinance such senior debt and therefore voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code. This Predecessor emerged from such protection in July 1993. While under such protection, the Company maintained substantially all of its relationships with existing customers and suppliers. See "Background of the Company -- Chapter 11 Reorganization." The one-time reorganization charge of $7,152 in fiscal 1993 consisted of write-downs related to the disposal of assets for exiting certain product lines, professional fees and administrative expenses.
 (4) In fiscal 1994, the Company recorded a provision of $852 for the costs, principally inventory and equipment write-downs, in connection with exiting its nonlamp component product line. In fiscal 1995, the disposition plan was revised resulting in a reduction of the original estimate by $395 in the nine months ended March 31, 1995 and $121 in fiscal 1995.
 (5) While under Chapter 11 protection during fiscal 1993, the Company's largest Predecessor was not required to accrue interest on certain outstanding indebtedness, which, if accrued, would have increased interest expense by approximately $507.
 (6) At March 31, 1996, the Company had net operating loss tax carryforwards of approximately $10,000, which expire in fiscal years 2006 through 2010. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
 (7) Upon emergence of the Company's largest Predecessor from Chapter 11 reorganization, the Company recognized an extraordinary gain in fiscal 1993 from the discharge of certain indebtedness.
 (8) In fiscal 1995, the Company refinanced certain senior and subordinated indebtedness. This refinancing resulted in an extraordinary loss on the early extinguishment of debt of $253. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
 (9) In the nine months ended March 31, 1996, the Company incurred an extraordinary loss on the early extinguishment of debt of $135. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(10) Assumes 7,817,736 shares were outstanding in all years and the nine months ended March 31, 1995. For the nine months ended March 31, 1996, assumes 7,817,736 shares outstanding prior to December 15, 1995 and the weighted average number of shares outstanding thereafter. Net income per share is based upon the income attributable to common shareholders after having been decreased by preferred stock dividends and increases in the value of warrants aggregating $1,131 ($.14 per share) in fiscal 1993, $170 ($.02 per share) in fiscal 1994, $2,360 ($.30 per share) in fiscal 1995, $1,786 ($.23 per share) in the nine months ended March 31, 1995 and $1,350 ($.15 per share) in the nine months ended March 31, 1996. See Note L to "Notes to Combined Financial Statements."

(11) As adjusted to give effect to the sale of 2,400,000 shares of Common Stock offered by the Company hereby at the assumed public offering price of $17.00 per share (the last reported sale price for the Common Stock on June 18, 1996), after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     This Prospectus contains statements which constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) potential acquisitions or joint ventures by the Company; (ii) the use of the proceeds of this offering; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; (v) the Company's growth strategy and operating strategy; (vi) the declaration and payment of dividends; or (vii) litigation affecting the Company. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," identifies important factors that could cause such differences.

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby.

     DEPENDENCE ON METAL HALIDE INDUSTRY. The Company's business activity is focused on the metal halide lighting industry, and the Company derives substantially all of its net sales and net income from the sale of metal halide lamps, lamp components and lamp production equipment. Metal halide is the newest of all commercial lighting technologies, and metal halide lamp sales represented approximately 6% of domestic lamp sales in 1995. Fluorescent and incandescent lamps represented approximately 88% of domestic lamp sales in 1995. The Company's success has been attributable to the increased usage of metal halide lighting in commercial and industrial applications and its future results are dependent upon the further growth of metal halide lighting in these and other sectors. There can be no assurance that metal halide products will continue to gain market share within the overall lighting market or that better lighting technologies will not be introduced. See "Business--Lighting Industry."

     RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH. The Company has experienced significant growth in recent years, which has placed, and could continue to place, a significant strain on its management, employees, finances and operations. To manage growth effectively, the Company will be required to continue to implement changes in many aspects of its business, expand its information systems, increase the capacity and productivity of its lamp, lamp component and lamp production equipment operations, and hire, develop, train and manage an increasing number of management-level, production and other employees. If management is unable to anticipate or manage growth effectively, the Company's operating results could be materially adversely affected. See "Business -- Growth Strategy."

     COMPETITION. The Company competes with General Electric Company and its subsidiaries ("General Electric" or "GE"), Philips Electronics N.V. ("Philips") and Siemens A.G.'s OSRAM/Sylvania, Inc. subsidiary ("Sylvania") in the sale of metal halide lamps and with these and a number of other firms that manufacture and sell various other types of lamps. The Company estimates, based on published industry data for 1995, that these three companies held approximately 85% of the domestic market for metal halide lamps and approximately 90% of the total domestic lamp market. Accordingly, these companies dominate the lamp industry and exert significant influence over the channels through which all lamp products, including those of the Company, are distributed and sold. These companies have significantly longer operating histories, greater financial, technical and other resources, and larger marketing and distribution organizations than the Company. Although GE, Philips and Sylvania each have focused their efforts on the larger incandescent and fluorescent markets, all three companies produce metal halide lamps. These three companies have emphasized sales of a relatively small variety of commodity-type metal halide lamps (such as those found in certain industrial applications), which the Company believes represent approximately 75% of total metal halide lamp sales. There can be no assurance that these companies will not increase their efforts with respect to metal halide lamps or expand their product lines into specialty metal halide lamps to compete with the Company's product line. See "Business--Competition."


     RELATIONSHIPS WITH GENERAL ELECTRIC AND OTHER MAJOR LAMP MANUFACTURERS. As described above under "Competition," the Company competes with GE, Philips and Sylvania in the sale of its products, and these three companies dominate the manufacturing, distribution and sale of lighting products. Notwithstanding this competition, the Company purchases a significant quantity of its raw materials and private label lamps from GE (aggregating $6.6 million in fiscal 1995 and $5.9 million in the nine months ended March 31, 1996) and derives significant revenue from sales of its products to each of these three companies (aggregating $7.9 million in fiscal 1995, of which $4.1 million was to GE, and aggregating $7.0 million in the nine months ended March 31, 1996, of which $4.3 million was to GE). Any significant change in the Company's relationships with these companies, or in the manner in which these companies participate in the manufacturing, distribution and sale of lighting products, could have a material adverse effect on the Company. GE currently holds 535,887 shares of Common Stock, which after completion of this offering will represent approximately 4.1% of the issued and outstanding Common Stock of the Company. See "Business -- Lighting Industry" and "Certain Transactions -- Relationships with General Electric Company."


     DEPENDENCE UPON NEW PRODUCT INTRODUCTIONS. The Company's historical success has been attributable, in large part, to its continuous introduction of new products in all its product lines to meet the requirements of its customers. The Company's future success will depend upon its continued ability to develop and introduce innovative products, and there can be no assurance of the Company's ability to do so. Even if a new product is developed for a particular type of lighting fixture or application, the product may not be commercially successful in the lighting market. In addition, competitors occasionally have followed the Company's introduction of successful products with similar product offerings. As a result of these and other factors, there can be no assurance that the Company will continue to be successful in introducing new products. See "Business -- Product Design and Development."

     PROTECTION OF INTELLECTUAL PROPERTY RIGHTS. The Company relies on trade secret, trademark and patent laws to protect its rights to certain aspects of its products, including proprietary manufacturing processes and technologies, product research and concepts and trademarks, all of which the Company believes are important to the success of its products and its competitive position. There can be no assurance that the actions taken by the Company to protect its proprietary rights will be adequate to prevent imitation of its products, processes or technology, that the Company's proprietary information will not become known to competitors, that the Company can effectively protect its rights to unpatented proprietary information or that others will not independently develop substantially equivalent or better products that do not infringe on the Company's intellectual property rights. No assurance can be given that others will not assert rights in, and ownership of, the patents and other proprietary rights of the Company.

     In recent years, the Company has successfully taken legal action to enjoin misappropriation of trade secrets by other parties. Any increase in the level of activities involving misappropriation of the Company's trade secrets or other intellectual property rights could require the Company to increase significantly the resources devoted to such efforts. In addition, an adverse determination in litigation could subject the Company to the loss of its rights to a particular trade secret, trademark or patent, could require the Company to grant licenses to third parties, could prevent the Company from manufacturing, selling or using certain aspects of its products or could subject the Company to substantial liability, any of which could have a material adverse effect on the Company's results of operations. See "Business -- Intellectual Property."

     RISKS ASSOCIATED WITH INTERNATIONAL JOINT VENTURES. The Company's international joint ventures are subject to the risks inherent in doing business abroad, including delays in shipments, adverse fluctuations in currency exchange rates, increases in import duties and tariffs and changes in foreign regulations. The Company does not intend to control any of the joint ventures in which it will participate. In addition, the Company's joint ventures in foreign countries will be granted rights to utilize the Company's technology. While the Company will attempt to protect its intellectual property rights in structuring these foreign joint ventures, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. See "Business -- Growth Strategy."

     DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent on the continued services of Wayne R. Hellman, the Company's founder, President, Chief Executive Officer and principal shareholder. The loss of the services of Mr. Hellman for any reason could have a material adverse effect on the Company. The Company maintains key man life insurance with respect to Mr. Hellman in the amount of $3.0 million and on certain other members of senior management. In addition, Mr. Hellman and the Company have entered into an employment agreement providing for a term of three years. See "Management -- Employment and Consulting Agreements."

     CONTROL BY PRINCIPAL SHAREHOLDER. Upon completion of this offering, Mr. Hellman will own, directly and indirectly, approximately 17.0% of the Company's outstanding shares of Common Stock (16.3% if the Underwriters' over-allotment option is exercised in full). Upon completion of this offering, Mr. Hellman will, individually and as voting trustee under a voting trust entered into by certain existing shareholders of the Company or through irrevocable proxies, have the power to vote an aggregate of 39.9% of the Company's outstanding shares of Common Stock (38.4% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Hellman will be able to significantly influence, and may be able effectively to control, all matters requiring shareholder approval, including the election of directors (and thereby the affairs and management of the Company), amendments to the Company's Articles of Incorporation, mergers, share exchanges, the sale of all or substantially all of the Company's assets, going private transactions and other fundamental transactions. The factors described above, individually or in the aggregate, could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock."

     ENVIRONMENTAL REGULATION. The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials as well as laws relating to occupational health and safety. The Company believes that its business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operations of manufacturing plants entail risks in these areas, and there can be no assurance that the Company will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future. See "Business -- Environmental Regulation."

     CERTAIN ANTITAKEOVER PROVISIONS. Certain provisions of the Company's Articles of Incorporation and Code of Regulations (by-laws) and Ohio law may make a change in the control of the Company more difficult to effect, even if a change in control were in the shareholders' interest. The Company's Articles of Incorporation allow the Board of Directors to determine the terms of preferred stock which may be issued by the Company without approval of the holders of the Common Stock. The ability of the Company to issue preferred stock in such manner could enable the Board of Directors to prevent changes in the management and control of the Company. The Board of Directors is divided into three classes of directors elected for staggered three-year terms. Such staggered terms may affect the ability of the holders of the Common Stock to effect a change in control of the Company. See "Description of Capital Stock -- Certain Provisions of the Company's Articles of Incorporation" and " -- Certain Provisions of Ohio Law."

     POSSIBLE VOLATILITY OF STOCK PRICE. The Common Stock has been trading only since the Company's initial public offering in December 1995. The market price of the Common Stock could be subject to significant fluctuations in response to variations in financial results or announcements of material events by the Company or its competitors. Developments in the lighting industry or changes in general conditions in the economy or the financial markets could also adversely affect the market price of the Common Stock.

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering, the Company will have 13,167,736 shares of Common Stock outstanding (13,662,736 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 3,300,000 shares offered hereby (3,795,000 shares if the Underwriters' over-allotment option is exercised in full), the 2,900,000 shares sold in the Company's initial public offering and approximately 182,980 "Rule 701 Shares" will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), except for those shares held by "affiliates" (as defined in the Securities Act) of the Company. The remaining 6,784,756 shares outstanding are "Restricted Securities" as that term is defined in Rule 144 of the Securities Act and fall into two categories, "Rule 144 Shares" consisting of 6,734,756 shares and "Regulation S Shares" consisting of 50,000 shares. In addition, 1,000,000 shares of Common Stock are reserved under the Incentive Award Plan for exercises of stock options granted by the Company, of which 791,850 shares are issuable upon the exercise of stock options the Company has granted as of the date of this Prospectus. The Company has registered the issuance of Common Stock in connection with the exercise of options under the Incentive Award Plan and, consequently, when such options become exercisable, such shares will be available for sale in the public market without restriction, to the extent they are not held by affiliates.

     The Rule 144 Shares are subject to all the limitations on resale imposed by Rule 144. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 132,446 shares based upon the number of shares outstanding after this offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144. With respect to resale of Rule 701 Shares by affiliates, all Rule 144 limitations continue to apply except the two-year holding period.

     The Regulation S Shares are subject to the resale restrictions in Regulation S (governing foreign sales of securities) as well as contractual restrictions. As a result, the 50,000 Regulation S Shares may not be resold prior to February 9, 1997, except in compliance with Regulation S (foreign sales) to a person agreeing to comparable resale restrictions, or, thereafter, except pursuant to an applicable exemption, such as Regulation S or Rule 144.


     The Selling Shareholders and certain other Company shareholders who, upon completion of this offering, will own in the aggregate 5,927,236 shares and the Company have each agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such shareholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements.


     The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

     Following this offering, the Company may issue its Common Stock from time to time in connection with the acquisition of stock or assets of other companies. Such securities may be issued in transactions exempt from registration under the Securities Act.

                                  THE COMPANY

     Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer and marketer of metal halide lighting products, including lamps (light bulbs), lamp components and lamp production equipment. Metal halide lamps combine superior energy efficient illumination with longer life, excellent color rendition by providing a full color spectrum and compact size as compared with incandescent and fluorescent lamps. The Company believes it is the only company in the world focused primarily on metal halide lighting and, as a result, it has developed substantial expertise in all aspects of this industry. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced product development and manufacturing capabilities. The Company currently markets over 240 specialty and 40 commodity-type metal halide lamps, giving it the most diverse product line of any metal halide lamp manufacturer. Net sales increased 32.0% to $40.8 million in fiscal 1995 from $30.9 million in fiscal 1994 and increased 24.3% to $37.3 million in the nine months ended March 31, 1996 from $30.0 million in the nine months ended March 31, 1995. The Company has experienced growth in net sales in each of the last ten quarterly periods.

     Invented approximately 30 years ago, metal halide is the newest of all major lighting technologies and can produce the closest simulation to sunlight of all available lighting technologies. Metal halide lighting is currently used in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. In addition, due to metal halide's superior lighting characteristics, the Company believes many opportunities exist to expand the uses of metal halide into applications currently dominated by incandescent and fluorescent technologies. For example, a 100 watt metal halide lamp, which is approximately the same size as a household incandescent lamp, produces as much light as five 100 watt incandescent lamps and as much as three 34 watt, four foot long fluorescent lamps. While domestic sales of incandescent and fluorescent lamps grew at a compound annual rate of approximately 4% over the last three years, domestic metal halide lamp sales have grown at a compound annual rate of approximately 15% over the same period, making metal halide the fastest growing segment of the approximately $2.6 billion domestic lamp market. In 1995, metal halide accounted for approximately 6% of domestic lamp sales. The Company believes that new lighting technologies typically increase overall lamp sales rather than render existing technologies obsolete. Metal halide lighting has recently been introduced in automotive headlamp, projection television and fiber optic applications. The Company believes that applications for metal halide lamps will continue to increase as metal halide systems become more widely known.

     The Company's objective is to be the leading innovator, designer, manufacturer and marketer of specialty metal halide lamps, lamp components and lamp production equipment. The Company pursues the following operating strategies:

     - Focus on Metal Halide Technology. The Company's focus on metal halide products has enabled it to develop unique design, manufacturing and marketing expertise in all metal halide product lines. By supplying lamp components and lamp production equipment to the metal halide lamp industry, the Company also benefits from the overall expansion of metal halide lamp sales.

     - Develop Innovative Products. The Company has introduced over 75% of the new metal halide lamp types produced domestically since 1985. The Company's new product strategy and emphasis on innovation differentiates it from its competitors that focus primarily on high volume, commodity-type lamps. Most of the Company's new products were developed in response to customer demand and the Company remains the sole supplier for many of these products.

     - Continue to Strengthen OEM and Lighting Agent Relationships. The Company frequently designs lamps to meet fixture specifications of original equipment manufacturers ("OEMs") and their lighting agent sales force, who, in turn, market the Company's lamps to a variety of end users. Such cooperative relationships contribute to the Company's innovative designs and allow it to utilize traditional distribution channels which are dominated by the major lamp manufacturers. The Company's innovative marketing techniques enabled it to capture approximately 29% of all new domestic metal halide lamp sales in 1995.

     - Maintain Flexible Manufacturing Through Vertical Integration. By controlling all aspects of the production of metal halide lamps and components, the Company is able to cost-effectively develop and manufacture a wide variety of specialty metal halide lamps, including lamp types manufactured in small production runs.

     The Company expects to increase its net sales by expanding the market for metal halide products. The Company's growth strategy involves introducing new products and creating new metal halide applications, increasing sales of existing products, increasing its presence in international markets and penetrating the residential market. The Company introduces new products by working with OEMs and other customers to design and develop innovative metal halide lighting solutions. The Company also intends to increase sales of its existing products by implementing aggressive direct marketing of its lamps to end users. Additionally, the Company intends to participate in growing international markets through direct sales of lamps, lamp components and lamp production equipment and, in countries with rapidly developing metal halide markets, through joint ventures that will purchase the Company's lamp components and lamp production equipment. The Company has begun its introduction of metal halide lighting systems to the residential market, which represented 45% of all domestic lamp sales in 1995, and believes that it is the first company to develop such products for residential use.

     Since the Company's initial public offering in December 1995, the Company has continued to execute its growth strategy. The Company recently introduced several new products, including specialty electronic metal halide lighting controls, to complement its lamp sales and further meet the increasingly complex specifications of OEMs and lighting agents. In May 1996, the Company introduced its residential metal halide lighting systems at "Light Fair," the major United States lighting trade show. The Company is currently market testing its residential systems and expects to begin limited production in the second quarter of fiscal 1997. Following the successful acquisition of its distributor in the United Kingdom, the Company has continued to increase its international marketing capabilities through the acquisition of its Canadian distributor. The Company also has entered into an agreement to acquire its Australian distributor. See "Business -- Growth Strategy." In addition to two existing joint ventures, the Company has recently entered into joint venture agreements in Abu Dhabi and Vietnam to which it expects to sell lamp production equipment and, when lamp production commences, certain lamp components.

     The Company's principal executive offices are located at 2307 E. Aurora Road, Suite One, Twinsburg, Ohio 44087 and its telephone number is (216) 963-6680.

                           BACKGROUND OF THE COMPANY

     The Company's business was established in 1983 by Wayne R. Hellman, the Company's current Chairman and Chief Executive Officer, and certain key employees of the Company to focus on the design and manufacture of metal halide lamps. Management initially acquired an entity engaged in the production of metal halide salts that are necessary to make metal halide lamps and founded a lamp manufacturer soon thereafter. The Company produced its first metal halide lamp in 1985 and, over the next several years, designed, introduced and manufactured a wide range of specialty metal halide lamps, as well as certain commodity-type lamps. The Company continued to grow its business with specific focus on metal halide technology. In order to support the growth of its metal halide operations, the Company manufactured and sold non-metal halide products such as high pressure sodium lamps. In addition, it acquired a German quartz halogen lamp manufacturer in 1984 to gain entrance into the European lamp market. The Company experienced significant growth between fiscal 1983 and fiscal 1989, with metal halide products representing slightly less than half of the Company's net sales in fiscal 1989.

CHAPTER 11 REORGANIZATION

     The Company financed early operations through a combination of venture capital financing and significant bank borrowing. In January 1989, the senior lender to the Company's lamp manufacturing Predecessor, Venture Lighting International, Inc., requested that it obtain alternative financing sources for the approximately $32.0 million of bank debt such Predecessor then had outstanding. However, this Predecessor was unable to consummate alternative financing arrangements that would have retired the outstanding debt because of its venture capital investor's refusal to accept the terms and values offered for its investment in this Predecessor in two potential transactions with major lamp manufacturers. In June 1990, the Company and the venture capital investor negotiated an exchange of the investor's preferred equity for subordinated notes of the Company. Following this exchange, the Company was able to reduce the $32.0 million of indebtedness owed to its senior lender to $6.7 million by December 1990 through substantial asset and stock sales of certain subsidiaries, including its German quartz halogen lamp manufacturer. As a result of these sales, non-metal halide product sales declined to approximately 17.0% of net sales in fiscal 1991.

     During fiscal 1992, the Company was unsuccessful in its search for other opportunities to refinance the remaining senior debt outstanding, which had risen to $8.0 million at June 30, 1992 and was limited to that amount by the Company's senior lender. As a result, the Company experienced working capital constraints and the Company's management made a strategic decision to refocus its manufacturing operations on the core business of specialty metal halide lamps. The Company contracted its operations by significantly reducing the number of product lines it manufactured, reducing its work force by approximately 50 employees and eliminating its second manufacturing shift. The Company's core products became specialty metal halide lamps, lamp components and lamp production equipment, which remain its core products today. As a result of the Company's strategy to refocus operations, the Company's net sales decreased from $32.4 million in fiscal 1991 to $26.4 million in fiscal 1992.

     At the end of fiscal 1992, the senior lender expressed its intention not to further extend the term of the remaining bank debt. While this Predecessor was in default of certain covenants, it had never missed a scheduled interest or principal payment to the senior lender. Unable to obtain acceptable refinancing, this Predecessor voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code on July 29, 1992. This Predecessor successfully emerged from Chapter 11 protection in July 1993. The Company's net sales declined to $25.5 million in fiscal 1993 from $26.4 million in fiscal 1992. During fiscal 1993, the Company maintained substantially all of its relationships with existing customers and suppliers. As part of the plan of reorganization, the Company's management received complete ownership of this Predecessor for an additional equity investment of $250,000. The Company's reorganization was facilitated by financing arrangements totalling $8.0 million at market interest rates provided by GE (the "GE Loan"), which were personally guaranteed by Mr. Hellman. In addition, at this time, the Company issued to GE a warrant to purchase common stock of a Predecessor (the "GE Warrant"). In connection with the initial public offering, GE received $3.0 million in cash plus 5.0% of the Company's outstanding Common Stock in exchange for the cancellation of the GE Warrant and for other consideration. In addition, with a portion of the proceeds of the initial public offering (approximately $409,000), the Company paid all amounts remaining to be paid pursuant to the plan of reorganization.

THE COMBINATION

     Since fiscal 1993, the Company has experienced strong growth in net sales and operating income, resulting from continuing implementation of its metal halide focus. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced product development and manufacturing capabilities. The Company was formed as an Ohio corporation on May 19, 1995 and through the Combination acquired 17 affiliated operating corporations that were previously under common ownership and management, each of which is engaged in one or another aspect of the metal halide lighting business. The Combination was effected on October 6 and 10, 1995. These Predecessors and their dates of incorporation are listed in Note A of "Notes to Combined Financial Statements" included herein. The principal owners of the Predecessors were Wayne R. Hellman, Louis S. Fisi, David L. Jennings, Robert S. Roller, James F. Sarver and Juris Sulcs, all currently executive officers or employees of the Company. In the Combination, Messrs. Hellman, Fisi, Jennings, Roller, Sarver and Sulcs received 3,125,153 shares, 657,112 shares, 858,145 shares, 500,668 shares, 459,485 shares and 449,299 shares of Common Stock, respectively. See "Certain Transactions -- The Combination."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 2,400,000 shares of Common Stock offered hereby (the "Offering"), based on an assumed offering price of $17.00 per share of Common Stock (the last reported sales price for the Common Stock on the Nasdaq National Market on June 18, 1996) and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $37.9 million (approximately $45.9 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.



     The Company intends to use the net proceeds from the Offering as follows:
(a) approximately $10.0 million for capital expenditures, consisting principally of lamp production equipment intended to be acquired over the next 12 months; and (b) approximately $10.0 million to reduce indebtedness expected to be outstanding under the Company's revolving credit facility, which matures in March 1999 and bears interest at the prime rate minus 0.5% (7.75% at June 11, 1996). The proceeds of the revolving credit facility borrowings were used to fund working capital, to pay a portion of the purchase price for the acquisition of Spectro, to pay the cash portion of the purchase price of the acquisition of the Company's Australian distributor and to fund an investment in a joint venture. See "Business--Liquidity and Capital Resources." The balance of the net proceeds will be used for general corporate purposes, including investments in joint ventures, acquisitions and working capital. Although the Company has from time to time engaged in discussions with respect to possible acquisitions, it has no present plans, intentions, understandings, commitments or agreements, nor is it currently engaged in negotiations with respect to any acquisition which would use any portion of proceeds of the Offering. The Company has entered into an agreement to acquire its Australian distributor for approximately 77,000 shares of Common Stock and $100,000 cash.


     Pending such uses, the net proceeds will be invested in short term, investment-grade securities, certificates of deposit, or direct or guaranteed obligations of the United States government.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is included in the Nasdaq National Market under the symbol "ADLT." The following table sets forth the range of high and low sales prices per share of Common Stock for the periods indicated, as reported by the Nasdaq National Market:


                               FISCAL 1996                              HIGH         LOW
                                                                       -------     -------
    Second Quarter (beginning December 12, 1995)...................... $10.250     $10.000
    Third Quarter.....................................................  14.875       7.675
    Fourth Quarter (through June 18, 1996)............................  18.250      12.675



     On June 18, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $17.00 per share and, as of June 11, 1996, the number of holders of record of the Common Stock was 202.


                                DIVIDEND POLICY

     The Company does not intend to declare or pay any cash dividends for the foreseeable future and intends to retain earnings, if any, for the future operation and expansion of the Company's business. The Company's revolving credit facility prohibits payment of dividends on the Common Stock without the prior consent of the lender, which consent may not be withheld unreasonably.

                                 CAPITALIZATION

     The table below sets forth the capitalization of the Company at March 31, 1996 and as adjusted at that date to give effect to the sale of the 2,400,000 shares of Common Stock offered by the Company (at an assumed offering price of $17.00 per share) and the application of the estimated net proceeds therefrom. This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Current portion of long-term debt....................................... $   127       $   127
                                                                         =======     =========
Long-term debt.......................................................... $ 7,268       $   965
Shareholders' equity:
  Common Stock, $.001 par value; 22,000,000 shares authorized;
     10,767,736 shares issued and outstanding; 13,167,736 shares issued
     and outstanding, as adjusted(1)....................................      11            13
  Additional paid-in capital............................................  26,080        64,009
  Retained earnings (deficit)...........................................  (1,731)       (1,731)
                                                                         -------     -----------
     Total shareholders' equity.........................................  24,360        62,291
                                                                         -------     -----------
     Total capitalization............................................... $31,628       $63,256
                                                                         =======     =========

- ---------------

(1) Does not include 791,850 shares of Common Stock subject to options outstanding under the Incentive Award Plan. See "Management -- Incentive Award Plan."

                            SELECTED FINANCIAL DATA

     The following table contains certain selected combined financial data and is qualified by the more detailed Combined Financial Statements and Notes thereto of the Company's Predecessor companies included elsewhere in this Prospectus. The balance sheet data as of June 30, 1994 and 1995 and the income statement data for each of the fiscal years ended June 30, 1993, 1994 and 1995 are derived from the audited Combined Financial Statements of the Company's Predecessor companies included herein. The balance sheet data as of June 30, 1991, 1992 and 1993 and the income statement data for the fiscal years ended June 30, 1991 and 1992 and the nine months ended March 31, 1995 have been derived from the unaudited Combined Financial Statements of the Company's Predecessor companies and the balance sheet data as of March 31, 1996 and the income statement data for the nine months ended March 31, 1996 have been derived from the unaudited consolidated financial statements of the Company, which have been prepared by management on the same basis as the audited Combined Financial Statements of the Company's Predecessor companies, and, in the opinion of management, include all adjustments consisting of normal recurring accruals which the Company considers necessary for a fair presentation of the results for such periods. The selected financial data should be read in conjunction with the Combined Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                                                             NINE MONTHS ENDED
                                                             FISCAL YEAR ENDED JUNE 30,                          MARCH 31,
                                               -------------------------------------------------------     ---------------------
                                                1991        1992        1993        1994        1995        1995         1996
                                               -------     -------     -------     -------     -------     -------     ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1):
  Net sales................................... $32,401     $26,416     $25,455     $30,938     $40,767     $30,019      $37,295
  Costs and expenses:
    Cost of sales.............................  21,892      16,240      17,033      17,253      21,899      16,280       19,957
    Selling, general and administrative.......  10,685       6,677       5,500       8,400      11,833       8,460       10,259
    Research and development..................   1,252       1,203       1,166       1,006       1,673       1,150        1,714
    Noncash settlement of claim...............      --          --          --          --          --          --        2,732(2)
    Reorganizing and restructuring............      --          --       7,152(3)      852(4)     (121)(4)    (395)(4)       --
                                               -------     -------     -------     -------     -------     -------     ---------
  Income (loss) from operations...............  (1,428)      2,296      (5,396)      3,427       5,483       4,524        2,633
  Interest expense............................   1,890       1,691         938(5)    2,150       2,129       1,638        1,150
                                               -------     -------     -------     -------     -------     -------     ---------
  Income (loss) before income taxes and
    extraordinary items.......................  (3,318)        605      (6,334)      1,277       3,354       2,886        1,483
  Income taxes................................     242         101          48          71         212         818          525(6)
                                               -------     -------     -------     -------     -------     -------     ---------
  Income (loss) before extraordinary items....  (3,560)        504      (6,382)      1,206       3,142       2,068          958
  Extraordinary gain (charge).................   4,918(7)       --      11,368(8)       --        (253)(9)    (253)(9)     (135)(10)
                                               -------     -------     -------     -------     -------     -------     ---------
  Net income.................................. $ 1,358     $   504     $ 4,986     $ 1,206     $ 2,889     $ 1,815      $   823
                                               =======     =======     =======     =======     =======     =======     =========
  Income (loss) per share (11):
    Before extraordinary items................ $ (0.48)    $ (0.01)    $ (0.96)    $  0.13     $  0.10     $  0.03      $ (0.04)
    Extraordinary items.......................    0.63          --        1.45          --       (0.03)      (0.03)       (0.02)
                                               -------     -------     -------     -------     -------     -------     ---------
    Net income (loss)......................... $  0.15     $ (0.01)    $  0.49     $  0.13     $  0.07     $    --      $ (0.06)
                                               =======     =======     =======     =======     =======     =======     =========
Shares used for computing per share amounts
  (11)........................................   7,818       7,818       7,818       7,818       7,818       7,818        8,999
                                               =======     =======     =======     =======     =======     =======     =========

                                                                       JUNE 30,                                         MARCH 31,
                                                -------------------------------------------------------                 ---------
                                                 1991        1992        1993        1994        1995                     1996
                                                -------     -------     -------     -------     -------                 ---------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................... $   379     $   315     $ 1,095     $   663     $ 1,030                  $ 2,109
  Working capital (deficit)....................  (7,251)     (8,448)        853         (25)       (665)                  14,095
  Total assets.................................  26,059      27,631      23,001      23,454      28,347                   45,727
  Total long-term debt.........................  11,673      11,737      10,246       7,821       8,853                    7,268
  Total shareholders' equity (deficit).........  (4,681)     (4,345)       (320)      1,165      (1,035)                  24,360

- ---------------

 (1) Does not reflect pro forma financial adjustments for the Company's acquisition of its Canadian distributor, Spectro. The Company's pro forma net sales and income before extraordinary items for fiscal 1995 and the nine months ended March 31, 1996 would have been $47,869 and $2,707, respectively, and $41,389 and $723, respectively. See "Pro Forma Condensed Combined Statements of Operations (Unaudited)" and Notes thereto.

 (2) On October 27, 1995, several former preferred shareholders of the Company's largest Predecessor, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement with the former preferred shareholders whereby they transferred, from their personal holdings, an aggregate of 273,185 shares of Common Stock to the former preferred shareholders. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interest of shareholders of the Company. The settlement was recorded as a noncash expense and an increase in paid-in capital of the Company in December 1995.

 (3) On July 29, 1992, the Company's largest Predecessor, though never having missed any scheduled payments on its then existing senior debt was unable to refinance such senior debt, and therefore voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code. This Predecessor emerged from such protection in July 1993. While under such protection, the Company maintained substantially all of its relationships with existing customers and suppliers. See "Background of the Company -- Chapter 11 Reorganization." The one-time reorganization charge of $7,152 in fiscal 1993 consisted of the write-downs related to disposal of assets for exiting certain product lines, professional fees and administrative expense.

 (4) In fiscal 1994, the Company recorded a provision of $852 for the costs, principally inventory and equipment write-downs, in connection with exiting its nonlamp component product line. In fiscal 1995, the disposition plan was revised resulting in a reduction of the original estimate by $395 in the nine months ended March 31, 1995 and $121 in fiscal 1995.

 (5) While under Chapter 11 protection during fiscal 1993, the Company's largest Predecessor was not required to accrue interest on certain outstanding indebtedness, which, if accrued, would have increased interest expense by approximately $507.

 (6) At March 31, 1996, the Company had net operating loss tax carryforwards of approximately $10,000, which expire in fiscal years 2006 through 2010. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (7) In fiscal 1991, the Company sold its German quartz halogen lamp operation.

 (8) Upon emergence of the Company's largest Predecessor from Chapter 11 reorganization, the Company recognized an extraordinary gain in fiscal 1993 from the discharge of certain indebtedness.

 (9) In fiscal 1995, the Company refinanced certain senior and subordinated indebtedness. This refinancing resulted in an extraordinary loss on the early extinguishment of debt of $253. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(10) In the nine months ended March 31, 1996, the Company incurred an extraordinary loss on the early extinguishment of debt of $135. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(11) Assumes 7,817,736 shares were outstanding in all years and the nine months ended March 31, 1995. For the nine months ended March 31, 1996, assumes 7,817,736 shares outstanding prior to December 15, 1995 and the weighted average number of shares outstanding thereafter. Net income per share is based upon the income attributable to common shareholders. Such income has been decreased by preferred stock dividends and increases in the value of warrants aggregating $1,131 ($.14 per share) in fiscal 1993, $170 ($.02 per share) in fiscal 1994, $2,360 ($.30 per share) in fiscal 1995, $1,786 ($.23 per share) in the nine months ended March 31, 1995 and $1,350 ($.15 per share) in the nine months ended March 31, 1996. See Note L to "Notes to Combined Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in connection with the Company's Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company designs, manufactures and markets metal halide lighting products, including lamps, lamp components and lamp production equipment. Metal halide lighting is currently used in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. The Company currently markets over 240 specialty and 40 commodity-type lamps, giving it the most diverse product offering of any metal halide lamp manufacturer. The Company believes it can design innovative specialty lamps responsive to customer needs as a result of its strong relationships with lighting fixture OEMs and lighting agents.

  History

     The Company's business was established in 1983 by Mr. Hellman and certain key employees of the Company to focus on the design and manufacture of metal halide lamps. Management initially acquired an entity engaged in the production of metal halide salts that are necessary to make metal halide lamps and founded a lamp manufacturer soon thereafter. The Company produced its first metal halide lamp in 1985, and over the next several years designed, introduced and manufactured a wide range of specialty metal halide lamps, as well as certain commodity-type lamps. The Company continued to grow its business with specific focus on metal halide technology. In order to support the growth of its metal halide operations, the Company manufactured and sold non-metal halide products such as high pressure sodium lamps. In addition, it acquired a German quartz halogen lamp manufacturer in 1984 to gain entrance into the European lamp market. The Company experienced significant growth between fiscal 1983 and fiscal 1989, with metal halide products representing slightly less than half of the Company's net sales in fiscal 1989.

     The Company financed early operations through a combination of venture capital financing and significant bank borrowing. In January 1989, the senior lender to the Company's lamp manufacturing Predecessor, Venture Lighting International, Inc., requested that it obtain alternative financing sources for the approximately $32.0 million of bank debt such Predecessor then had outstanding. However, this Predecessor was unable to consummate alternative financing arrangements that would have retired the outstanding debt because of its venture capital investor's refusal to accept the terms and values offered for its investment in this Predecessor in two potential transactions with major lamp manufacturers. In June 1990, the Company and the venture capital investor negotiated an exchange of the investor's preferred equity for subordinated notes of the Company. Following this exchange, the Company was able to reduce the $32.0 million of indebtedness owed to its senior lender to $6.7 million by December 1990 through substantial asset and stock sales of certain subsidiaries, including its German quartz halogen lamp manufacturer. As a result of these sales, non-metal halide product sales declined to approximately 17.0% of net sales in fiscal 1991.

     During fiscal 1992, the Company was unsuccessful in its search for other opportunities to refinance the remaining senior debt outstanding, which had risen to $8.0 million at June 30, 1992 and was limited to that amount by the Company's senior lender. As a result, the Company experienced working capital constraints and the Company's management made a strategic decision to refocus its manufacturing operations on the core business of specialty metal halide lamps. The Company contracted its operations by significantly reducing the number of product lines it manufactured, reducing its work force by approximately 50 employees and eliminating its second manufacturing shift. The Company's core products became specialty metal halide lamps, lamp components and lamp production equipment, which remain its core products today. As a result of the Company's strategy to refocus operations, the Company's net sales decreased from $32.4 million in fiscal 1991 to $26.4 million in fiscal 1992.

     At the end of fiscal 1992, the senior lender expressed its intention not to further extend the term of the bank debt. While this Predecessor was in default of certain covenants, it had never missed a scheduled interest or principal payment to the senior lender. Unable to obtain acceptable refinancing, this Predecessor voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code on July 29, 1992. This Predecessor successfully emerged from Chapter 11 protection in July 1993. The Company's net sales declined to $25.5 million in fiscal 1993 from $26.4 million in fiscal 1992. During fiscal 1993, the Company maintained substantially all of its relationships with existing customers and suppliers. As part of the plan of reorganization, the Company's management received complete ownership of this Predecessor for an additional equity investment of $250,000. The Company's reorganization was facilitated by the GE Loan, which was personally guaranteed by Mr. Hellman. In addition, the Company issued to GE the GE Warrant. In connection with the initial public offering, GE received $3.0 million in cash plus 535,887 shares of Common Stock, which represented 5.0% of the Company's outstanding Common Stock, in exchange for cancellation of the GE Warrant and for other consideration.

     Since fiscal 1993, the Company has experienced strong growth in net sales and operating income, resulting from continuing implementation of its metal halide focus. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced product development and manufacturing capabilities.

  Current Operations

     The Company's product categories currently consist of lamps, lamp components and lamp production equipment. The following table sets forth the product category contributions to the Company's net sales for the periods indicated:

                                                                                 NINE MONTHS ENDED
                                              FISCAL YEAR ENDED JUNE 30,             MARCH 31,
                                             -----------------------------       -----------------
                                             1993        1994        1995        1995        1996
                                             -----       -----       -----       -----       -----
Lamps......................................   72.9%       73.8%       68.8%       68.5%       73.2%
Lamp components............................   22.6        23.0        23.8        23.2        21.6
Lamp production equipment..................    4.5         3.2         7.4         8.3         5.2
                                             =====       =====       =====       =====       =====
                                             100.0%      100.0%      100.0%      100.0%      100.0%
                                             =====       =====       =====       =====       =====

     Lamp and lamp component revenue is recognized when products are shipped, and lamp production equipment revenue is recognized under the percentage of completion method.

     To sustain the Company's new product strategy, the Company invests substantial resources in research and development. In the last three fiscal years, the Company spent an aggregate of $3.8 million on research and development, representing 4.0% of aggregate net sales over that period. During the nine months ended March 31, 1996, the Company spent $1.7 million on research and development, representing 4.6% of net sales for that period. Such investments have enabled the Company to introduce new lamp applications and improve the quality of its components. The Company has spent additional amounts for manufacturing process and efficiency enhancements, which were charged to cost of goods sold when incurred. The Company expects to continue the increased rate of spending on product development as a percentage of net sales in the future to enhance its position as the leading innovator in the metal halide industry.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net sales, certain items in the Company's combined income statement for the indicated periods:

                                                FISCAL YEAR ENDED JUNE       NINE MONTHS ENDED
                                                          30,                    MARCH 31,
                                               -------------------------     -----------------
                                               1993      1994      1995      1995        1996
                                               -----     -----     -----     -----       -----
     Net sales...............................  100.0%    100.0%    100.0%    100.0%      100.0%
     Costs and expenses:
       Cost of sales.........................   66.9      55.8      53.7      54.2        53.5
       Selling, general and administrative...   21.6      27.2      29.1      28.2        27.5
       Research and development..............    4.6       3.2       4.1       3.8         4.6
       Noncash settlement of claim...........     --        --        --        --         7.3
       Reorganizing and restructuring........   28.1       2.8      (0.3)     (1.3)         --
                                               -----     -----     -----     -----       -----
     Income (loss) from operations...........  (21.2)     11.0      13.4      15.1         7.1
     Interest expense........................    3.7       6.9       5.2       5.5         3.1
                                               -----     -----     -----     -----       -----
     Income (loss) before income taxes and
       extraordinary items...................  (24.9)      4.1       8.2       9.6         4.0
     Income taxes............................    0.2       0.2       0.5       2.7         1.4
     Income (loss) before extraordinary
       items.................................  (25.1)      3.9       7.7       6.9         2.6
     Extraordinary gain (charge).............   44.7        --      (0.6)     (0.8)       (0.4)
                                               -----     -----     -----     -----       -----
     Net income..............................   19.6%      3.9%      7.1%      6.1%        2.2%
                                               =====     =====     =====     =====       =====

NINE MONTHS ENDED MARCH 31, 1996 COMPARED WITH NINE MONTHS ENDED MARCH 31, 1995

     Net Sales. Net sales increased 24.3% to $37.3 million for the nine months ended March 31, 1996 from $30.0 million for the nine months ended March 31, 1995. This increase consisted of a $6.7 million increase in lamp sales and a $1.1 million increase in lamp component sales offset by a $565,000 decrease in lamp production equipment sales. Aggregate lamp and lamp component sales increased by 28.5% in the nine months ended March 31, 1996 compared to the comparable period for the prior year as a result of higher unit volume driven primarily by the overall growth in the global metal halide lamp market. In the nine months ended March 31, 1996, lamp production equipment sales declined as a result of the timing in finalizing equipment sales contracts. An equipment sales contract was signed in the fourth quarter of fiscal 1996 and as of May 31, 1996, the Company had a backlog of $6.6 million of lamp production equipment orders.

     Cost of Goods Sold. Cost of goods sold increased 22.6% to $20.0 million for the nine months ended March 31, 1996 from $16.3 million for the nine months ended March 31, 1995. As a percentage of net sales, cost of goods sold decreased to 53.5% for the nine months ended March 31, 1996 from 54.2% in the nine months ended March 31, 1995. This decrease is due primarily to increased manufacturing efficiencies arising from higher production volume.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 21.3% to $10.3 million for the nine months ended March 31, 1996 from $8.5 million for the nine months ended March 31, 1995. Selling, general and administrative expenses as a percentage of net sales decreased to 27.5% in the nine months ended March 31, 1996 from 28.2% in the nine months ended March 31, 1995. This decrease primarily reflects a leveraging of fixed administrative costs as sales levels increased.

     Research and Development Expense. Research and development expenses increased 49.0% to $1.7 million for the nine months ended March 31, 1996 from $1.2 million for the nine months ended March 31, 1995. As a percentage of net sales, research and development expenses increased to 4.6% for the nine months ended March 31, 1996 from 3.8% for the nine months ended March 31, 1995. These increases were the result of increased engineering spending to sustain the Company's commitment to: (i) introducing and increasing the number of new lamp types, including the rollout of the Company's new Pulse Star(TM) product line and the continuing rollout of the new Energy Master Plus(TM) product line which are intended to replace many first generation metal halide lamps in industrial and commercial applications;
(ii) developing new metal halide lamp components and improving the quality and performance of existing lamp components; and (iii) developing and commercializing specialty electronic controls for use in metal halide systems.


     Noncash Settlement of Claim and Restructuring Credit. On October 27, 1995, several former preferred shareholders of the Company's largest Predecessor, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement with the former preferred shareholders, whereby they transferred, from their personal holdings, an aggregate of 273,185 shares of Common Stock to the former preferred shareholders. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interest of shareholders of the Company. The settlement was recorded as a $2.7 million noncash expense and an increase in paid-in capital of the Company in December 1995.


     The Company recorded a $395,000 credit to operating expenses in the nine months ended March 31, 1995. This credit resulted from a revision of the Company's plan of disposition for exiting its nonlamp component product line. There was no such credit in the nine months ended March 31, 1996.

     Income from Operations. As a result of the above factors, income from operations decreased 41.8% to $2.6 million for the nine months ended March 31, 1996 from $4.5 million for the nine months ended March 31, 1995. Income from operations as a percentage of net sales decreased to 7.1% in the nine months ended March 31, 1996 from 15.1% in the nine months ended March 31, 1995. Excluding the effects of (i) the noncash, nonrecurring charge for the settlement discussed above and (ii) the nonrecurring restructuring credit recognized for the nine months ended March 31, 1995, income from operations increased 29.9% to $5.4 million (14.4% of net sales) for the nine months ended March 31, 1996 from $4.1 million (13.8% of net sales) for the nine months ended March 31, 1995.

     Interest Expense. Interest expense decreased 30.0% to $1.2 million for the nine months ended March 31, 1996 from $1.6 million for the nine months ended March 31, 1995. This decrease resulted from lower average debt outstanding and lower noncash amortization of debt issuance costs for the nine months ended March 31, 1996 as compared to the average debt outstanding and noncash amortization of debt issuance cost for the nine months ended March 31, 1995.

     Income Taxes. The effective income tax rate of 35% for the nine months ended March 31, 1996 represents management's estimate of the effective income tax rate for the year ending June 30, 1996. Income tax expense for the nine months ended March 31, 1996 decreased 35.8% to $525,000 from $818,000 for the nine months ended March 31, 1995. This decrease was primarily attributable to NOLs being available to offset taxable income of the Predecessors after the Combination in October 1995. As of March 31, 1996, the Company's available NOLs were approximately $10.0 million and will expire in fiscal years 2006 through 2010. Because deferred taxes related to available NOLs have been offset by a valuation allowance, as the valuation allowance reverses, the Company's effective tax rate is expected to be less than the statutory income tax rate.

FISCAL 1995 COMPARED WITH FISCAL 1994

     Net Sales. Net sales increased 32.0% to $40.8 million for fiscal 1995 from $30.9 million for fiscal 1994. This increase consisted of a $5.2 million increase in lamp sales, a $2.6 million increase in lamp component sales and a $2.0 million increase in lamp production equipment sales. Lamp sales increased primarily as a result of new product introductions and higher unit volumes. Unit lamp sales increased even though the lamp manufacturing operations experienced capacity constraints during the first half of fiscal 1995. The addition of a second shift in January 1995 doubled annual production capacity from 700,000 lamps to 1.4 million lamps. Lamp component sales increased primarily as a result of higher unit volumes driven by substantial growth in global metal halide lamp sales. Lamp production equipment sales increased as a result of the shipment of a complete equipment group to a lamp manufacturer in the People's Republic of China in April 1995.

     Cost of Goods Sold. Cost of goods sold increased 26.6% to $21.9 million for fiscal 1995 from $17.3 million for fiscal 1994. Cost of goods sold as a percentage of net sales decreased to 53.7% in fiscal 1995 from 55.8% in fiscal 1994. This decrease was due primarily to increased sales of higher margin lamp components and lamp production equipment, which increased to 23.8% and 7.4%, respectively, of fiscal 1995 net sales from 23.0% and 3.2%, respectively, of fiscal 1994 net sales. In addition, the Company experienced higher margins on lamp component sales during fiscal 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 40.5% to $11.8 million for fiscal 1995 from $8.4 million for fiscal 1994. Selling, general and administrative expenses as a percentage of net sales increased to 29.1% in fiscal 1995 from 27.2% in fiscal 1994. This increase was due primarily to: (i) a greater percentage of international lamp sales on which the Company pays higher commission rates; (ii) increased spending on employee incentive programs; and (iii) non-recurring organizational expenses associated with the Combination, which amounted to approximately $176,000.

     Research and Development Expenses. Research and development expenses increased 70.0% to $1.7 million for fiscal 1995 from $1.0 million for fiscal 1994. Research and development expenses as a percentage of net sales increased to 4.1% in fiscal 1995 from 3.2% in fiscal 1994. This increase was due primarily to increased spending on new commercial and industrial lamp development and component quality improvement. As a result of the increase in research and development, the Company introduced more new products in fiscal 1995 than it had in any prior year. The Company introduced the Energy Master Plus(TM) product line in fiscal 1995 targeted at many large industrial and commercial applications currently served by first generation metal halide lamps.

     Reorganizing and Restructuring Expenses (Credit). The Company recorded a $121,000 restructuring credit in fiscal 1995 compared to an $852,000 restructuring charge in fiscal 1994. The fiscal 1995 credit resulted from a revision in the Company's plan of disposition for exiting its nonlamp component product line.

     Income from Operations. As a result of the above factors, income from operations increased 61.8% to $5.5 million for fiscal 1995 from $3.4 million for fiscal 1994. Income from operations as a percentage of net sales increased to 13.4% in fiscal 1995 from 11.0% in fiscal 1994. Excluding the effects of the restructuring credit for fiscal 1995 and the restructuring charge for fiscal 1994, income from operations increased 25.6% to $5.4 million (13.2% of net sales) for fiscal 1995 from $4.3 million (13.9% of net sales) for fiscal 1994.

     Income Taxes. Income taxes increased to $212,000 for fiscal 1995 from $71,000 for fiscal 1994. The difference between the effective tax rate and the statutory tax rate is primarily attributable to the reversal of valuation allowances due to utilization of NOLs. As of June 30, 1995, the Company had NOLs of approximately $11.0 million available to offset future taxable income, which expire in fiscal 2006 through fiscal 2010.

     Extraordinary Charge. The Company recorded a $253,000 extraordinary charge in fiscal 1995 representing costs associated with the early extinguishment of debt. Such debt was extinguished in October 1994 and refinanced at a lower interest rate.

FISCAL 1994 COMPARED WITH FISCAL 1993

     Net Sales. Net sales increased 21.2% to $30.9 million for fiscal 1994 from $25.5 million for fiscal 1993. This increase was primarily the result of a $4.3 million increase in lamp sales and a $1.4 million increase in lamp component sales. Lamp sales increased primarily as a result of higher unit volumes attributable to new product introductions, a significant increase in international sales and overall industry growth. In addition, lamp component sales benefitted from the introduction of new precision metal components.

     Cost of Goods Sold. Cost of goods sold increased 1.8% to $17.3 million for fiscal 1994 from $17.0 million for fiscal 1993. Cost of goods sold as a percentage of net sales decreased to 55.8% in fiscal 1994 from 66.9% in fiscal 1993. This decrease resulted from: (i) lower manufacturing costs, including lower costs of materials from suppliers; (ii) higher average selling prices realized on a greater percentage of international lamp sales;

and (iii) the absence in fiscal 1994 of approximately $0.6 million of severance costs and inventory write-offs which had been recorded in fiscal 1993.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 52.7% to $8.4 million for fiscal 1994 from $5.5 million for fiscal 1993. Selling, general and administrative expenses as a percentage of net sales increased to 27.2% in fiscal 1994 from 21.6% in fiscal 1993. This increase resulted from: (i) a greater percentage of international sales on which the Company pays higher commission rates; (ii) increased spending on employee incentive programs; (iii) costs associated with the introduction of direct marketing of lamps and lamp components; and (iv) unusually low levels of selling, general and administrative expenses in fiscal 1993 during the reorganization of the Company's lamp manufacturing Predecessor which resulted from fewer sales promotions, lower sales commissions paid and work-force reductions.

     Research and Development Expenses. Research and development expenses decreased 16.7% to $1.0 million for fiscal 1994 from $1.2 million for fiscal 1993. Research and development expenses as a percentage of net sales decreased to 3.2% in fiscal 1994 from 4.6% in fiscal 1993. This decrease was primarily due to the receipt of a royalty in fiscal 1994 of $85,000 that was offset against research and development expenses.

     Reorganizing and Restructuring Expenses (Credit). In fiscal 1994, the Company recorded an $852,000 restructuring charge representing managements' estimate of the costs, principally inventory and equipment write-offs, associated with exiting its nonlamp component product line. In fiscal 1993, the Company recorded reorganizing expenses of $7.2 million consisting of a $5.2 million charge for disposal of assets, primarily equipment related to the manufacture of lower margin products, and $1.7 million in expenses resulting from the reorganization of its lamp manufacturing Predecessor.

     Income (Loss) from Operations. As a result of the above factors, income from operations increased to $3.4 million for fiscal 1994 from a loss of $5.4 million for fiscal 1993. Income from operations as a percentage of net sales was 11.0% in fiscal 1994. Excluding the effects of the restructuring charge for fiscal 1994 and the reorganizing and restructuring charge for fiscal 1993, income from operations increased 144% to $4.3 million (13.9% of net sales) from
1.8 million (6.9% of net sales) for fiscal 1993.

     Interest Expense. Interest expense increased to $2.2 million for fiscal 1994 from $938,000 for fiscal 1993. While its largest Predecessor was in reorganization during fiscal 1993, such Predecessor was not required to pay or accrue any interest on certain principal amounts owed.

     Income Taxes. Income taxes increased to $71,000 for fiscal 1994 from $48,000 for fiscal 1993. The difference between the effective tax rate and the statutory tax rate is primarily attributable to the reversal of valuation allowances due to utilization of NOLs.

     Extraordinary Gain. In fiscal 1993, the Company recognized an extraordinary gain of $11.4 million from the discharge of certain indebtedness.

UNAUDITED SELECTED QUARTERLY RESULTS

     The unaudited selected combined quarterly results for each of the five quarters ended September 30, 1995 and the unaudited selected consolidated quarterly results for each of the two quarters ended March 31, 1996 are presented for informational purposes only and do not purport to project the Company's results of operations for any future period. The unaudited selected quarterly results should be read in conjunction with the historical Combined Financial Statements of the Company and the related Notes thereto and other financial information included elsewhere in this Prospectus.

                                         UNAUDITED SELECTED QUARTERLY RESULTS FOR THE THREE MONTHS ENDED
                                  ------------------------------------------------------------------------------
                                  SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                    1994        1994       1995        1995       1995        1995       1996
                                  ---------   --------   ---------   --------   ---------   --------   ---------
                                                                  (IN THOUSANDS)
Net sales.......................   $ 9,310     $9,988     $10,721    $ 10,748    $ 11,472   $ 12,037    $13,786
Costs and expenses:
  Cost of sales.................     5,000      5,507       5,773       5,619       6,130      6,422      7,404
  Selling, general and
     administrative.............     2,659      2,657       3,144       3,373       3,210      3,248      3,802
  Research and development......       347        399         404         523         505        540        669
  Noncash settlement of claim...        --         --          --          --          --      2,732         --
  Reorganizing and
     restructuring..............      (243)      (133)        (19)        274          --         --         --
                                  ---------   --------   ---------   --------   ---------   --------   ---------
Income (loss) from operations...     1,547      1,558       1,419         959       1,627       (905)     1,911
Interest expense................       544        540         554         491         534        452        164
                                  ---------   --------   ---------   --------   ---------   --------   ---------
Income (loss) before income
  taxes and extraordinary
  items.........................     1,003      1,018         865         468       1,093     (1,357)     1,747
Income taxes (benefit)..........       254        162         402        (606)        169         96        260
                                  ---------   --------   ---------   --------   ---------   --------   ---------
Income (loss) before
  extraordinary items...........   $   749     $  856     $   463    $  1,074    $    924   $ (1,453)   $ 1,487
                                    ======     ======     =======     =======     =======    =======    =======

     During the quarters ended March 31 and June 30, 1995, the Company recorded charges of approximately $173,000 and $377,000, respectively, directly to cost of sales, which are not expected to recur, in order to double its metal halide lamp production capacity from 700,000 units to 1.4 million units annually. This expense is associated with training additional personnel and the cost of implementing a second production shift, including excess raw material usage and quality control as the new shift learned the Company's production processes. The Company believes that current production capacity will be sufficient to support the Company's growth objectives for approximately the next five quarters.

     In fiscal 1995, the nonlamp component product line disposition plan implemented in fiscal 1994 was revised resulting in restructuring credits of $243,000, $133,000, and $19,000 in the three months ended September 30 and December 31, 1994 and March 31, 1995, respectively, and a charge of $274,000 for the three months ended June 30, 1995 resulting in a net credit for fiscal 1995 of $121,000. On September 15, 1995, all remaining nonlamp component product line assets were transferred to an affiliated company for an amount approximating net book value.

     On October 27, 1995, several former preferred shareholders of the Company's largest Predecessor, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement with the former preferred shareholders, whereby they transferred, from their personal holdings, an aggregate of 273,185 shares of Common Stock to the former preferred shareholders. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interest of shareholders of the Company. The settlement was recorded as a noncash expense and an increase in paid-in capital in December 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital requirements are for capital expenditures (primarily production equipment), working capital, research and development expenditures and joint venture investments. These requirements have been, and will continue to be, financed through a combination of cash flow from operations, trade payables, borrowings under various credit facilities and the issuance of Common Stock.

     In December 1995, the Company received net proceeds of $24.0 million from the sale of 2,900,000 shares of its Common Stock in connection with its initial public offering.

     Subsequent to its initial public offering, the Company: (i) paid off substantially all of its outstanding borrowings (other than a mortgage on its Urbana, Illinois facility) in the aggregate amount of $12.9 million; (ii) made payments to holders of warrants for stock of two Predecessors in the aggregate amount of $6.2 million; and (iii) reduced trade credit extended beyond normal terms in the approximate aggregate amount of $3.0 million. In addition, the Company has made two acquisitions for aggregate cash consideration of $3.3 million and has paid $300,000, the first installment of a joint venture investment.

     Net cash provided by operating activities totaled $4.5 million in fiscal 1995. Cash provided from operations for the nine months ended March 31, 1996 declined to $1.5 million from $2.2 million for the nine months ended March 31, 1995. The decline is primarily attributable to: (i) an increase in inventories to support higher service levels and (ii) an increase in accounts receivable arising from increased sales. Operating cash flow was primarily provided by increases in accounts payable and in net income, excluding the effect of the noncash settlement of a claim. The Company's working capital at March 31, 1996 was $14.1 million.

     Capital expenditures totalled $1.5 million and $2.5 million during fiscal 1995, and the nine months ended March 31, 1996, respectively. Such expenditures related primarily to production equipment purchases. Capital expenditures for fiscal 1996 are expected to aggregate $4.0 million and will be used for production equipment purchases for existing facilities. In addition, in fiscal 1997 the Company plans to expand its lamp manufacturing capacity through the use of proceeds of this Offering.

     On March 25, 1996, the Company entered into a Revolving Credit and Security Agreement with BNY Financial Corporation (the "Loan Agreement"). Pursuant to the Loan Agreement, BNY Financial Corporation ("BNY") has agreed to extend working capital advances to the Company in aggregate amounts equal to the lesser of: (i) $25.0 million less the current outstanding amount of advances under the Capex Facility (defined below) (the "Maximum Revolving Loan Amount") or (ii) an amount based on eligible receivables and inventory (the "Working Capital Facility"). At June 10, 1996, working capital advances outstanding were $8.8 million and additional available capacity under the Working Capital Facility was approximately $1.1 million. After completion of the Offering and repayment of the outstanding balances on the Working Capital Facility, available capacity under the Working Capital Facility is expected to be approximately $9.9 million. The unpaid principal balance of the Working Capital Facility (together with accrued interest thereon) is payable on March 24, 1999. Advances under the Working Capital Facility bear interest at the option of the Company at a rate per annum equal to: (i) the higher of (a) the prime rate minus 0.5% or (b) the Federal Funds Rate; or (ii) the average LIBOR plus 2.5%.

     The Company is able to obtain advances aggregating up to $5.0 million to permit the Company to finance permitted capital expenditures (the "Capex Facility"), which bear interest at a rate per annum equal to the higher of (a) the prime rate plus 0.5% or (b) the Federal Funds Rate plus 1.0%. The unpaid principal balance of the Capex Facility (together with accrued interest thereon) is payable on March 24, 1999. BNY has also agreed to issue letters of credit in an aggregate amount of up to $5.0 million, at anytime, provided the outstanding letters of credit and working capital advances do not exceed the Maximum Revolving Loan Amount.

     The Company believes that its cash balances, cash flow from operations, available borrowings and the net proceeds to the Company of the Offering will be sufficient to fund its operations for at least the next twelve months.

                                    BUSINESS

     Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer and marketer of metal halide lighting products, including lamps (light bulbs), lamp components and lamp production equipment. Metal halide lamps combine superior energy efficient illumination with longer life, excellent color rendition by providing a full color spectrum and compact size as compared with incandescent and fluorescent lamps. The Company believes it is the only company in the world focused primarily on metal halide lighting and, as a result, it has developed substantial expertise in all aspects of this industry. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced product development and manufacturing capabilities. The Company currently markets over 240 specialty and 40 commodity-type metal halide lamps, giving it the most diverse product line of any metal halide lamp manufacturer. Net sales increased 32.0% to $40.8 million in fiscal 1995 from $30.9 million in fiscal 1994 and increased 24.3% to $37.3 million in the nine months ended March 31, 1996 from $30.0 million in the nine months ended March 31, 1995. The Company has experienced growth in net sales in each of the last ten quarterly periods.

     Invented approximately 30 years ago, metal halide is the newest of all major lighting technologies and can produce the closest simulation to sunlight of all available lighting technologies. Metal halide lighting is currently used in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. In addition, due to metal halide's superior lighting characteristics, the Company believes many opportunities exist to expand the uses of metal halide into applications currently dominated by incandescent and fluorescent technologies. For example, a 100 watt metal halide lamp, which is approximately the same size as a household incandescent lamp, produces as much light as five 100 watt incandescent lamps and as much as three 34 watt, four foot long fluorescent lamps. While domestic sales of incandescent and fluorescent lamps grew at a compound annual rate of approximately 4% over the last three years, domestic metal halide lamp sales have grown at a compound annual rate of approximately 15% over the same period, making metal halide the fastest growing segment of the approximately $2.6 billion domestic lamp market. In 1995, metal halide accounted for approximately 6% of domestic lamp sales. The Company believes that new lighting technologies typically increase overall lamp sales rather than render existing technologies obsolete. Metal halide lighting has recently been introduced in automotive headlamp, projection television and fiber optic applications. The Company believes that applications for metal halide lamps will continue to increase as metal halide systems become more widely known.

     The Company's objective is to be the leading innovator, designer, manufacturer and marketer of specialty metal halide lamps, lamp components and lamp production equipment. The Company pursues the following operating strategies:

     - Focus on Metal Halide Technology. The Company's focus on metal halide products has enabled it to develop unique design, manufacturing and marketing expertise in all metal halide product lines. By supplying lamp components and lamp production equipment to the metal halide lamp industry, the Company also benefits from the overall expansion of metal halide lamp sales.

     - Develop Innovative Products. The Company has introduced over 75% of the new metal halide lamp types produced domestically since 1985. The Company's new product strategy and emphasis on innovation differentiates it from its competitors that focus primarily on high volume, commodity-type lamps. Most of the Company's new products were developed in response to customer demand and the Company remains the sole supplier for many of these products.

     - Continue to Strengthen OEM and Lighting Agent Relationships. The Company frequently designs lamps to meet fixture specifications of original equipment manufacturers ("OEMs") and their lighting agent sales force, who, in turn, market the Company's lamps to a variety of end users. Such cooperative relationships contribute to the Company's innovative designs and allow it to utilize traditional distribution channels which are dominated by the major lamp manufacturers. The Company's innovative marketing techniques enabled it to capture approximately 29% of all new domestic metal halide lamp sales in 1995.

     - Maintain Flexible Manufacturing Through Vertical Integration. By controlling all aspects of the production of metal halide lamps and components, the Company is able to cost-effectively develop and manufacture a wide variety of specialty metal halide lamps, including lamp types manufactured in small production runs.

     The Company expects to increase its net sales by expanding the market for metal halide products. The Company's growth strategy involves introducing new products and creating new metal halide applications, increasing sales of existing products, increasing its presence in international markets and penetrating the residential market. The Company introduces new products by working with OEMs and other customers to design and develop innovative metal halide lighting solutions. The Company also intends to increase sales of its existing products by implementing aggressive direct marketing of its lamps to end users. Additionally, the Company intends to participate in growing international markets through direct sales of lamps, lamp components and lamp production equipment and, in countries with rapidly developing metal halide markets, through joint ventures that will purchase the Company's lamp components and lamp production equipment. The Company has begun its introduction of metal halide lighting systems to the residential market, which represented 45% of all domestic lamp sales in 1995, and believes that it is the first company to develop such products for residential use.

     Since the Company's initial public offering in December 1995, the Company has continued to execute its growth strategy. The Company recently introduced several new products, including specialty electronic metal halide lighting controls, to complement its lamp sales and further meet the increasingly complex specifications of OEMs and lighting agents. In May 1996, the Company introduced its residential metal halide lighting systems at "Light Fair," the major United States trade show. The Company is currently market testing its residential systems and expects to begin limited production of its residential products in the second quarter of fiscal 1997. Following the successful acquisition of its distributor in the United Kingdom, the Company has continued to increase its international marketing capabilities through the acquisition of its Canadian distributor. The Company also has entered into an agreement to acquire its Australian distributor. See "Business -- Growth Strategy." In addition to two existing joint ventures, the Company entered into joint venture agreements in Abu Dhabi and Vietnam to which it expects to sell lamp production equipment and, when lamp production commences, certain lamp components.

LIGHTING TECHNOLOGY

  Background

     Light is radiant energy that provides the ability to see objects and events in detail and color thereby enhancing form, providing atmosphere, enriching color and texture, adding depth and providing enhanced safety and security. The quantity of light generated by a light source differs, often significantly, from the quantity that reaches the intended area. The quantity of light emitted from a light source is measured in lumens. Lighting quality is determined by characteristics such as color of light and color rendition. Color rendition is a qualitative measure of how accurately a light source allows an object's actual color to be viewed.

     The lifetime cost of a lighting system is composed of the cost of the original lamp and fixture, replacement lamps, related labor costs, and the cost of energy to power the system. Lamps typically represent less than 20% of a lighting system's total lifetime cost. The Company believes that the principal lighting design considerations for industrial and commercial buildings, outdoor space and residences are total system costs and the quality of light produced.

     There are three primary types of lighting technology: incandescent, fluorescent and high-intensity discharge ("HID"), which includes metal halide. Each of these lighting technologies offers certain characteristics (such as energy efficiency, color rendition, range of color, average life, lamp size and ability to deliver substantial amounts of light to a focused area) that makes it suited for particular applications. Choosing the appropriate lighting technology to serve a given application involves matching the lamp's characteristics to the end user's requirements.

  The Older Lighting Technologies -- Incandescent and Fluorescent

     Incandescent. Incandescent lamps were first introduced approximately 110 years ago, making them the oldest electric lighting technology. Incandescent lighting is currently used in more applications than any other lighting technology, primarily in residential and retail display applications. Incandescent lamps have a significant installed base and, due to their design versatility, over 1,000 different types of incandescent lamps are presently available. As a result of the continued introduction of new incandescent products, such as halogen, and the increase in the number of new residences, domestic sales of incandescent lamps grew approximately 6% in 1995. Incandescent lamps represented approximately 47% of the domestic lamp market in 1995.

     Incandescent light is produced when a wire or filament is heated by the flow of electric current through the wire or filament. Incandescent lamps produce a yellowish light, with halogen lamps producing the least yellow light of all incandescent lamps. Incandescent lamps offer the advantages of low initial cost, good color rendition, versatility and the ability to deliver substantial amounts of light to a focused area. Incandescent lamps have the shortest life (750 to 2,000 hours) and are the least energy efficient (15 to 30 lumens per watt) of any lighting technology. Approximately 92% of the light emitted by an incandescent lamp is infrared (heat) and ultraviolet light. As a result of this inefficiency and their high energy requirements, a lighting system utilizing incandescent lamps has the highest overall cost of light of any lighting technology.

     A recent development in incandescent technology is halogen lighting, which was first introduced to the residential market in the early 1980s. Due to its ability to produce "whiter" light than standard incandescent, the development of low voltage systems and increased residential use, halogen lamps have been the fastest growing product in the incandescent lighting segment, holding a 3% share of the total domestic lamp market in 1995. The marketing of halogen lighting has allowed halogen to transcend the image of a light source as a mere "bulb" and be associated with a particular up-scale style, the first lamp to be so marketed.

     Fluorescent. Fluorescent lamps were first introduced in 1935, and have become the standard interior light source for office buildings, retail stores and certain industrial applications. Today, over 400 different fluorescent lamp types are available. In 1995, domestic sales of fluorescent lamps grew approximately 10%. Fluorescent lamps represented approximately 41% of the domestic lamp market in 1995.

     Fluorescent lamps produce visible light when the discharge from an electrically excited low pressure mercury vapor interacts with a phosphor powder coating on the inside surface of the lamp. Unlike incandescent lamps, fluorescent lamps require a ballast, which is a transformer-like device used to regulate electrical current. Fluorescent lamps produce a white light, but one that is often described as flat or unnatural. Fluorescent lamps offer instant light, good color rendition, improved life and efficiency as compared to incandescent lamps (10,000 to 20,000 hours life and 80 to 90 lumens per watt) and moderate initial cost. Light output decreases if the ambient temperature in the area in which it is installed declines, making fluorescent lighting impractical for many outdoor uses. Traditional fluorescent lamps are much larger than incandescent, making it difficult to deliver substantial amounts of light to a focused area.

     A new fluorescent technology is compact fluorescent lamps ("CFLs"). CFLs exhibit significantly smaller bulb sizes than traditional fluorescent lamps, increasing the number of applications for fluorescent lamps. CFLs were first introduced to the commercial market approximately ten years ago and as energy awareness has increased, they have penetrated the residential market. CFLs have light outputs equivalent to incandescent lamps ranging from 15 to 100 watts. Although CFLs cost more than standard incandescent lamps, this initial cost is offset in most applications by energy savings and longer life.

  The Newer Lighting Technology -- High-Intensity Discharge

     General. An HID lamp produces light through a gaseous arc discharge. A gaseous arc discharge is caused by electrical excitation of certain chemicals (or "doses") in the lamp. The gases in an HID lamp are contained in an arc tube under high pressure allowing a wide array of lighting effects to be obtained by varying the chemical doses in the arc tube. HID lamps are not affected by ambient temperatures. HID lamps require a ballast to regulate power, a warm-up period to reach full brightness and a cool-down period before restart. Varieties of HID light sources include mercury, high pressure sodium ("HPS") and metal halide.

     Mercury. Mercury was the first HID lamp developed, but is used infrequently today because it is the least efficient HID lamp. The primary use of mercury lamps today is outdoor lighting in areas where there is a preference for white light over the yellow light of HPS lamps. In 1995, domestic sales of mercury lamps increased approximately 4%. Mercury HID lamps have an energy efficiency ranging from 40 to 60 lumens per watt, and have a life of approximately 16,000 to 24,000 hours. In 1995, mercury lamps represented approximately 1% of the domestic lamp market.

     High Pressure Sodium. HPS lamps are primarily used in roadway lighting and, to a lesser extent, outdoor flood lighting, warehouses and factories. HPS lamps produce a monochromatic yellow light that provides poor color rendition, making HPS lamps a less desirable choice than metal halide lamps for most applications. In 1995, domestic sales of HPS lamps increased 2%, primarily as a result of increases in the amount of lighted roadway. HPS lamps have the longest life (24,000 hours) and the highest energy efficiency (100 to 140 lumens per watt) of any lighting technology. In 1995, HPS lamps represented approximately 5% of the domestic lamp market.

     Metal Halide Lamps. Metal halide lamps were invented approximately 30 years ago. Metal halide products are currently used in commercial and industrial applications such as factories and warehouses, large public spaces such as convention centers and airports, outdoor site and landscape lighting, sport facilities and large retail spaces such as superstores. Metal halide lighting has recently been introduced in automotive headlamp, projection television and fiber optic applications. As a result of technological improvements in wattage, life and color consistency and the subsequent introduction of new products, metal halide lamps have become available for a wide range of applications. Increasing applications have stimulated market demand. Over the last three years, metal halide lamp sales have a compound annual growth rate of 15%, and sales increased approximately 20% in 1995, making it the fastest growing lighting technology available.

     Metal halide lamps provide excellent color rendition, exhibit long life (10,000 to 20,000 hours) and have very high efficiency (70 to 110 lumens per watt). Metal halide lamps typically have higher initial costs than either incandescent or fluorescents, but these costs are more than offset in most applications by energy savings and long life as well as by the need to install fewer fixtures to achieve the same illumination as competing technologies.

     The Company believes that the energy efficiency, long life, excellent color rendition and compact size of metal halide lamps make them the preferable choice for many commercial and industrial applications. Metal halide lighting can produce the closest simulation to sunlight of all available light sources, enhancing the sense of user comfort and well being and improving productivity. A single metal halide lamp produces approximately five times as much light as an incandescent lamp of the same wattage. The compact size of metal halide lamps allows delivery of substantial amounts of light to a focused area. A 100 watt metal halide lamp, which is approximately the same size as a household incandescent lamp, produces as much light as five 100 watt incandescent lamps and as much as three 34 watt, four foot long fluorescent lamps. These characteristics offer greater options in illumination levels, lighting design and system cost as well as significant energy savings. While the Company believes that incandescent and fluorescent technologies will continue to be utilized in most of their current applications, the characteristics of metal halide lighting make it more effective for a variety of applications currently dominated by incandescent and fluorescent lamps.

     Metal halide lamps are capable of producing a wide variety of lighting effects. The color of light produced by a metal halide lamp is dependent on the metal halide salts contained in the arc tube. By varying the metal halide salts, different effects may be achieved. Similarly, varying the size, shape and wattage of the lamp make it possible to change the lighting effect and the applications for which the lamp is used. Although these changes result in lamps very similar in appearance, many of these lamps are very difficult to engineer. For instance, scaling down a 400 watt lamp in size and wattage requires significant technological changes to maintain the same level of energy efficiency. Primarily as a result of these technological difficulties, only approximately 15 companies worldwide manufacture metal halide lamps as compared to thousands that manufacture incandescent lamps and hundreds that manufacture fluorescent lamps. In 1995, metal halide lamp sales accounted for approximately 6% of domestic lamp sales.

LIGHTING INDUSTRY

     The lighting industry has three major sectors (industrial, outdoor and commercial, and residential) and two general product lines (lamps and fixtures). The industrial, outdoor and commercial, and residential lighting sectors accounted for approximately 10%, 63%, and 27%, respectively, of the total domestic lighting market in 1995. The domestic lighting market recorded fixture sales of approximately $5.5 billion and lamp sales of approximately $2.6 billion, as measured by manufacturers' sales in 1995. The industrial, outdoor and commercial, and residential lamp sectors accounted for approximately 11%, 44% and 45%, respectively, of the total domestic lamp market in 1995. Overall sales of lighting products are affected by a variety of factors, including general economic conditions, energy costs and availability, governmental programs and regulations, new construction and renovation activity and infrastructure expenditures.

     The lamp industry is a mature market characterized by long product life cycles. In 1995, all lamp types experienced increased sales, with incandescent (including halogen) and fluorescent lamp sales experiencing increases of approximately 6% and 10%, respectively. Metal halide lamps were the fastest growing segment in 1995 with sales increasing 20%. The Company believes that new lamp technologies typically increase overall lamp sales rather than render existing technologies obsolete.

     The lighting industry is dominated by GE, Philips and Sylvania. The Company estimates that together these companies accounted for 65% of global lamp sales in 1995. Although GE, Philips and Sylvania each have focused their efforts on the larger incandescent and fluorescent markets, all three companies produce metal halide lamps. However, these three companies have emphasized sales of a relatively small variety of commodity-type metal halide lamps, which the Company believes represent approximately 75% of total metal halide lamp sales. By contrast, the Company focuses on introducing new products and applications in the metal halide lamp industry, consisting of a wide selection of customer-driven, specialty metal halide products.

DISTRIBUTION CHANNELS IN THE LAMP MARKETS

     Commercial and Industrial Products. In commercial and industrial new construction or renovation projects in North America, lighting requirements are generally provided by lighting agents, who represent a full line of fixture manufacturers. Lighting agents bid on providing the project's entire lighting needs (which include poles, controls, fixtures and, in some cases, lamps) based on the specifications of the architect or project lighting designer. Lighting agents receive a commission from fixture OEMs but generally do not receive a commission from lamp manufacturers, providing the lighting agent little incentive to specify a particular lamp brand. If a lamp brand is not specified by the architect, lighting designer or lighting agent, the project contractor will purchase the lamps from a local electrical or industrial distributor. The Company estimates that new installations accounted for approximately 45% of metal halide lamp sales in 1995 and that the Company accounted for approximately 29% of all new metal halide lamp sales.

     Replacement lamps are generally sold by local electrical and industrial distributors. These distributors maintain an inventory of the most common lamp types, referred to as "commodity" lamps. Due to their need to offer a wide variety of commodity-type lamps to adequately serve end users, each distributor tends to align itself with a full line lamp manufacturer such as GE, Philips or Sylvania. As a result of their ability to provide a full line of lamps, primarily incandescent and fluorescents, these three companies dominate this distribution channel. Less common lamps are not usually stocked, but are ordered by a distributor from a manufacturer and resold to the end user. The Company estimates that replacement lamp sales represented approximately 55% of metal halide lamp sales in 1995 and that the Company accounted for approximately 1% of all replacement metal halide lamp sales.

     Residential Products. Unlike the distribution of commercial lighting products, the distribution of residential lighting fixtures is highly fragmented with no single lamp or fixture manufacturer dominating any distribution channel. Typically, retailers attend trade expositions and wholesale showrooms to select products for their inventory based on perceived customer demand, style, price and practicality. Consumers in turn purchase lighting fixtures from a variety of retailers, including designer showrooms, lighting stores, furniture stores, general retailers and, increasingly, do-it-yourself superstores and warehouse clubs. Replacement lamps are purchased at a variety of retailers each of which purchase lamps directly from a lamp manufacturer.

OPERATING STRATEGY

     The Company's objective is to be the leading innovator, designer, manufacturer and marketer of specialty metal halide lamps, lamp components and lamp production equipment. The key elements of the Company's operating strategy are outlined below.

  Focus on Metal Halide Technology

     The Company focuses primarily on designing, manufacturing and marketing metal halide lamps, lamp components and lamp production equipment. The Company believes that, based on the superior characteristics of metal halide lighting as compared to other lighting technologies, there are significant opportunities to expand the uses of metal halide lighting products. Distinct operational knowledge is required to develop the Company's specialized metal halide products and manufacture them in smaller, flexible production runs. The Company believes its focus has allowed it to develop the unique design, manufacturing and marketing expertise necessary to produce and sell such specialized products, thereby providing the Company with significant competitive advantages.

  Develop Innovative Products

     The Company believes that introducing new products is critical to its success. By developing a wide selection of metal halide products in response to end user demands, the Company believes it has increased its visibility with its customers and created an environment in which it can compete effectively with the three major lamp manufacturers. As a result of its focus on new products, the Company has developed over 75% of the approximately 200 new lamps introduced in the domestic metal halide lamp market since 1985. Recent product innovations include low wattage bulbs for downlighting in retail environments, more efficient industrial lighting systems for large applications such as factories and warehouses (for example, the Energy Master Plus(TM) and Pulse Star(TM) product lines) and a compact 70 watt metal halide lamp for residential use.

  Strengthen OEM and Lighting Agent Relationships

     Traditionally, lamps are distributed by lighting distributors, which are dominated by GE, Philips and Sylvania. As a result, the Company concentrates on developing strong relationships with lighting fixture OEMs to develop and manufacture lamps to meet their fixture needs and help differentiate their products. Frequent visits and conversations with OEMs serve dual purposes, providing the Company with valuable ideas for new products and providing OEMs with the information necessary to market the Company's new products. Lamps designed for a specific fixture are included with the fixture when sold by the OEM, increasing distribution of the Company's metal halide lamps. The Company has also entered into agreements with lighting agents to pay commissions for selling the Company's lamps. Such commissions, unique among lamp manufacturers, provide the agent an incentive to include the Company's metal halide lamps in its bids on a construction or renovation project.

  Maintain Flexible Manufacturing Through Vertical Integration

     The Company designs, engineers, manufactures and sells its lamps as well as lamp components, principally metal halide salts, and lamp production equipment. The Company designs and fabricates most of its own equipment, which allows it to continually improve its manufacturing processes. With its state-of-the-art manufacturing equipment, the Company produces lamp components and performs processes in-house that contribute significantly to its ability to produce specialized metal halide lamps, including those manufactured in small production runs. This allows the Company more readily to introduce new products in response to customer demands and to continually improve the quality of its metal halide lamps.

GROWTH STRATEGY

     The Company believes that metal halide lamps represent the best lighting technology for a wide variety of applications, many of which are not yet served by an appropriate metal halide lamp product. The Company is continuing to introduce more products for new applications and to expand the distribution channels for its products. By supplying metal halide lamp components and lamp production equipment to the metal halide lamp industry, the Company also benefits from the overall expansion of metal halide lamp sales.

  Introduce New Products and Applications

     The Company believes that attractive new market opportunities exist for metal halide technology and that the Company will be able to continue to apply its expertise in all aspects of metal halide technology. The Company has introduced over 75% of the approximately 200 new lamps in the domestic metal halide lamp industry since 1985. As applications become increasingly complex, the need to design simultaneously the lamp and the electrical controls as an integrated system is becoming more significant. The Company recently introduced specialty electronic metal halide lighting controls to complement its lamp sales and further meet the needs of OEMs and lighting agents. The Company intends to continue to develop, manufacture and market additional types of high performance and technologically advanced lamps and lamp components. Over the last three fiscal years, the Company has spent an aggregate of approximately $3.8 million on research and development, representing 4.0% of aggregate net sales over that period. During the nine months ended March 31, 1996, the Company spent $1.7 million on research and development, representing 4.6% of net sales for that period.

  Increase Sales of Existing Products

     The Company plans to increase sales of existing products by strengthening its distribution network, primarily by introducing new products. The Company's unique products allow its OEMs and lighting agents to offer distinctive lighting solutions and the visibility of such new products typically stimulates the demand for the Company's existing products. The Company is presently the sole supplier of over 140 metal halide lamp types. In addition, the Company plans to capture a larger portion of the replacement lamp market. The Company has developed a novel approach to direct market to end users requiring replacement lamps. The placement of the Company's phone number on each lamp enables the end user to order a replacement lamp directly from the Company for next day delivery. The end user is therefore able to speak to a more knowledgeable representative, thereby increasing the accuracy, efficiency and service to the end user. In addition, the Company telemarkets replacement lamps in conjunction with catalogue distributions.

  Participate in Growing International Markets


     International markets represent attractive opportunities for metal halide products as developing nations continue to build infrastructure to support their growing economies. Facilities such as train stations, airports, government buildings, highways and factories all require substantial lighting for which metal halide products are well suited. In addition, given the high energy efficiency of metal halide and the high cost of energy in developing nations, the Company believes that the international metal halide market will grow faster than the United States market. International sales aggregated $12.0 million (32.1% of net sales) for the nine months ended March 31, 1996, $12.1 million (29.8% of net sales) for fiscal 1995, $6.4 million (20.8% of net sales) for fiscal 1994 and $5.0 million (19.8% of net sales) for fiscal 1993.


     The Company intends to participate in international markets in two ways. First, the Company directly markets its metal halide lamps in countries that do not impose restrictive tariffs, local content laws and other trade barriers. The primary countries in which the Company directly markets its metal halide lamps are the United Kingdom, Australia, Canada and Japan. The Company acquired its United Kingdom distributor in fiscal 1995 which management believes has significantly enhanced its marketing and distribution capabilities. Following the successful acquisition of its distributor in the United Kingdom, in March 1996, the Company acquired its Canadian distributor, which it believes will increase the Company's direct marketing and distribution capabilities in Canada. For certain historical financial information regarding this distributor and certain pro forma financial information of the Company relating to the acquisition, see the "Audited and Unaudited Financial Statements of Spectro Electric Inc." and "Pro Forma Condensed Combined Statements of Operations of Advanced Lighting Technologies, Inc. and Spectro Electric Inc. (Unaudited)." The Company has also entered into an agreement to acquire its Australian distributor. In addition, the Company has further strengthened its relationship with its Japanese distributor by including its chief executive officer as a member of the Company's board of directors and participating with the distributor in certain joint ventures. Second, in countries that impose trade restrictions, the Company either sells lamp production equipment to or enters into joint ventures with local lamp manufacturers which purchase the Company's lamp production equipment. In addition to revenues generated by the sale of lamp production equipment, the Company creates a customer for its metal halide salts and other components. The Company has recently entered into joint venture agreements in Abu Dhabi and Vietnam to which it expects to sell in fiscal 1996 and 1997 lamp production equipment and, when lamp production commences, certain lamp components. The Company expects to continue increasing the number of joint ventures in which it participates.

  Penetrate the Residential Lighting Market

     Metal halide lamps can be used in a wide variety of residential applications. The Company believes that residential sales will represent a substantial market within the next five years. This is due to the fact that approximately 45% of all lamp sales in the $2.6 billion domestic lamp market are for residential applications, for which metal halide lighting systems do not currently exist. The Company, through its MICROSUN(TM) brand products, has developed the only metal halide lamp systems for the residential market. The Company has created a compact 70 watt metal halide lamp and electronic controls with light output equivalent to a 300 watt halogen lamp, with significantly higher energy efficiency. In addition, the metal halide lamp will produce less heat and will have significantly longer life than a halogen lamp. Because metal halide lamps cannot be used in existing incandescent or fluorescent fixtures, the Company has designed distinctive fixtures for its metal halide lamps which the Company introduced in May 1996 at "Light Fair," the major United States lighting trade show. The Company will market both the fixture and the lamp to high-end lighting stores and designer showrooms and the Company will make the MICROSUN(TM) systems available to other OEMs for inclusion in their products on a global basis. The Company has produced prototype products and is currently market testing its residential systems. The Company expects to commence limited production of MICROSUN(TM) brand products in the second quarter of fiscal 1997. The Company's product introduction and marketing strategy is patterned after the successful strategy employed in the introduction of halogen lamps to the residential market in the 1980s. Halogen OEMs distinguished their product with sleek, modern styles and allowed halogen to transcend the image of a light source as a mere "bulb."

PRODUCTS

     The Company designs, manufacturers and sells metal halide lamps, lamp components and lamp production equipment.

     The Company believes it differentiates itself from other metal halide lamp manufacturers by offering a wider variety of lamps, many of which have been customized to offer a specific solution to a lighting problem. Since 1985, the Company believes that it has introduced over 75% of the approximately 200 new lamps in the domestic metal halide lamp industry. Currently, the Company offers over 240 specialty lamp types and 40 commodity-type lamps in 20 different watt variations ranging from 32 watts to 2,000 watts for over 30 different applications. In certain instances, the Company produces these products for its competitors on a private label basis in order to capture sales through competitors' distribution channels. The Company also sells commodity-type lamps which it sources from other manufacturers.

     Metal halide lamps are used in a wide variety of applications and locations in an assortment of open and closed fixtures and wall sconces, including:

    - floodlighting               - sports and arena            - general lighting
    - architectural area            lighting                    - industrial highbays
      lighting                    - commercial downlighting     - tunnel lighting
    - general industrial          - airport and railway         - indirect indoor sports
      lighting                      station  lighting             and office lighting
    - billboard and sign          - gas station canopy          - parking garage lighting
      lighting                      lighting                    - security lighting
    - site lighting               - interior downlighting       - landscape lighting
    - soffit lighting             - decorative lighting
    - hazardous location          - retail store
      lighting                      downlighting
    - accent lighting               and track lighting





     In addition to selling finished metal halide lamps, the Company produces and sells a number of metal halide lamp components, particularly metal halide salts. By varying the metal halide salts contained in the arc tube, different light characteristics such as color are created. The Company produces 300 to 400 different metal halide salts that can be used in metal halide lamps. In addition to meeting its own needs, the Company produces virtually all of the metal halide salts used in metal halide lamps manufactured in the United States, including those manufactured by GE, Philips and Sylvania, and a vast majority of metal halide salts used in metal halide lamps manufactured overseas. The Company serves all major lamp manufacturers, each of which uses different metal halide salts. The Company vigorously guards each customers' specific formulas from other customers, including the Company's own lamp engineers.

     The Company is also a leading manufacturer and marketer of turn-key metal halide lamp manufacturing equipment groups consisting of up to 50 different production machines. Each equipment group costs between $1.0 million to $6.0 million and has approximately 50 work stations. In order to maintain lamp manufacturing flexibility, the Company must continually update its lamp manufacturing equipment, through the internal design and fabrication of equipment. The Company uses this knowledge by selling its equipment overseas to either an independent company or to a joint venture in which the Company owns an interest. In connection with each equipment group sale, the Company provides lamp designs and specifications and trains the purchaser in the production of metal halide lamps, but typically only commodity-type lamps. In addition the Company creates an additional customer for its lamp component products, thus allowing the Company to realize additional sales on a recurring basis.

PRODUCT DESIGN AND DEVELOPMENT

     The Company focuses on developing strong relationships with lighting fixture OEMs and lighting agents to develop lamps that will meet their fixture needs rather than force the fixture to meet the needs of an existing lamp. The Company realizes higher margins on sales of specialty type lamps. Frequent visits with OEMs and lighting agents serve dual purposes, providing the Company with valuable input of ideas for new products and providing OEMs and lighting agents with the information necessary to market the Company's new products appropriately. The Company believes it is important that metal halide fixtures are available for the widest range of applications because although architects and lighting designers rarely designate a specific lamp brand, they typically designate the fixture to be installed. As a result of the Company's leadership in this industry, the Company is continually approached with potential applications of metal halide technology. For example, the Company has designed and developed products to retrofit certain fixtures in manufacturing plants for a consumer products manufacturer and an auto manufacturer, in the process replacing less efficient older metal halide technology and HPS lamps.

     The Company believes that its most significant innovations include the design of products that reduced the wattage and decreased the size of metal halide lamps without, in either case, a loss of energy efficiency or a decrease in life, and the design of a metal halide lamp that can utilize an installed ballast and socket for HPS lamps and older metal halide lamps. These innovations have made it possible for metal halide lamps to displace incandescent and fluorescent technologies in many new applications and will enable metal halide lamps to displace HPS lamps in a number of applications, particularly industrial and warehouse uses, at a lower cost to the end user than if new fixtures and ballast needed to be installed.

     The Company continually updates its lamp component production processes and experiments with different metal halide salt compounds to enhance their purity and to better understand their light characteristics.

     The Company is continually making improvements to its manufacturing equipment so that it can meet the demands of its specialty product strategy. The Company's vertical integration of manufacturing lamps, lamp components and lamp production equipment and marketing allows quick responses to the needs of end users. The Company analyzes the design of each piece of manufacturing equipment using computer-aided design and manufacture to reduce costs and expedite innovations.

MARKETING AND DISTRIBUTION

  Commercial Products

     The Company's innovative marketing techniques enabled it to capture approximately 29% of all new domestic metal halide lamp sales in 1995. Since electrical distributors typically market only commodity-type lamps, the Company believes that its specialty products do not lend themselves to the traditional marketing channels associated with commodity-type lamp products. As a result, in initial distribution, the Company markets its metal halide lamps through OEMs, who have generally been involved in the design of the lamp, and commissioned lighting agents, who package the Company's lamps in their bids on each construction or renovation project. Due to the fact that the Company's lamps are produced to the specifications required to match a particular fixture or use by an OEM, the Company's lamp will generally be included with the fixture each time the fixture is sold.

     The Company also has distributed its metal halide lamps through lighting agents. Unlike GE, Philips and Sylvania that each have extensive local distributor relationships, the Company has entered into agency agreements with lighting agents who represent a full line of fixture manufacturers, under which the agent receives a commission for selling the Company's lamps. The Company believes it is the only major lamp manufacturer to distribute its products through lighting agents. This relationship allows the lighting agent to package the Company's metal halide lamps with the other products included in its bid on a project. By bidding a more complete or unique package, the lighting agent has a competitive advantage over less complete bids and, if selected, earns a commission on Company lamps sold, which agents previously did not receive.

     The Company intends to increase its sales of replacement lamps through direct marketing. First, the Company places a toll-free number on each lamp that it sells allowing an end user to call the Company, rather than an electrical distributor, to order the replacement lamp directly from the Company. This enables the end user to speak to a more knowledgeable representative, thereby increasing the accuracy, efficiency and service to the end user. Talking to the representative also allows the Company to suggest enhanced products better suited for the end user's needs. In addition, the Company telemarkets replacement lamps in connection with catalogue distributions. Lamps are delivered by overnight courier to end users, thereby providing service efficiency comparable to local electrical distributors. The Company estimates it sold approximately 1% of all replacement metal halide lamps in 1995. Replacement lamps are typically sold at a higher margin than lamps sold initially through OEMs or lighting agents.

     The Company markets its metal halide components to other metal halide lamp manufacturers, primarily GE, Philips and Sylvania. The Company makes these customers aware of its capabilities through seminars and direct marketing materials. The Company also markets lamp components to its joint venture partners. In addition, the Company works very closely with its customers to manufacture components according to their specifications. Certain customer developed components are considered proprietary to the Company's customers.

     In marketing its lamp production equipment internationally, the Company seeks out the most technically advanced lamp manufacturers in each country or the Company is approached by foreign lamp manufacturers seeking to acquire the technology. The Company initially sends a catalogue to these manufacturers, then later calls on these manufacturers to determine their needs. The Company develops a customized configuration for the equipment to meet the customers' needs. The Company believes its ability to supply a full range of lamp components provides it an advantage in selling lamp production equipment.

  Residential Products

     The Company has begun preliminary marketing of metal halide technology to the residential market in 1996. Initially, this marketing will focus on high-end lighting stores and designer showrooms similar to the manner in which halogen lamps penetrated the residential market in the early 1980s. The Company will use its existing lighting agents, who typically sell both commercial and residential products, to reach these stores. However, unlike halogen lamps, the Company intends to pursue a strategy of branding its products under its MICROSUN(TM) brand name thereby differentiating it from any competitors as well as establishing brand loyalty. In the second and third quarters of fiscal 1996, the Company gathered many focus groups where various examples of incandescent table lamps and table lamps containing the MICROSUN(TM) metal halide lighting system were presented to and compared by various potential customers. The responses received by the Company were favorable, and using information obtained in the focus group sessions, the Company designed a line of table lamps and produced a catalogue to market these lamps. As marketing continues, the Company intends to promote designer and consumer awareness through targeted advertising. The Company believes that the high price point at which this product will be sold will support this marketing approach, unlike the incandescent or fluorescent residential lamp market. The Company has entered into preliminary discussions with two lighting showrooms in Cleveland, Ohio to further test market the sale of table lamps using its MICROSUN(TM) brand name. The Company expects to commence limited commercial production of MICROSUN(TM) brand products in the second quarter of fiscal 1997. There can be no assurances that the Company will successfully introduce metal halide lighting into the residential market.

MANUFACTURING AND OPERATIONS

     The Company's lamp manufacturing facility in Solon, Ohio operates five days a week, 16 hours a day, with the Company's lamp manufacturing employees working in two eight-hour shifts each day. The manufacturing of metal halide lamps consists of three primary processes. First, the quartz arc tube is shaped, electrodes for carrying the current are installed, the metal halide salt dose is introduced and the arc tube is sealed. The entire process is performed at high temperatures in carefully controlled conditions to ensure that the arc tube is properly sealed and that no impurities enter the arc tube. Second, the arc tube is mounted inside a pyrex bulb container and sealed. Finally, the lamp is finished by adding a contact for the electrical outlet. Although light output of metal halide lamps is not affected by ambient temperatures, an outer bulb is used to prevent contact with the arc tube, which operates at extremely high temperatures. Quartz and pyrex are used in the production of metal halide lamps because of their durability and ability to retain shape and function at extremely high temperatures. All of the finished lamps are inspected, tested and then shipped in accordance with customer instructions.

     The Company produces all of the metal halide salts it uses and sells at its facility in Urbana, Illinois. The Urbana facility with 53 employees working a single shift also produces precision metal pieces, precision metal electrode leads, and high speed dose dispensers which are used by both the Company and sold to other metal halide lamp manufacturers for the production of metal halide lamps.

     The Company manufactures equipment for metal halide lamp production at its facility in Bellevue, Ohio. This equipment is used for the Company's lamp production and is also sold to other lamp manufacturers world wide. The Company internally manufactures many critical and proprietary parts for its lamp production equipment. It purchases commercial components and has other parts built to its specifications by a number of local suppliers. The Company assembles and tests this equipment as well as trains customers in its use. The Company supplies extensive product, quality, process, and training documentation with the equipment.

RAW MATERIALS AND SUPPLIERS

     The Company sources its raw materials from a variety of suppliers. Presently, it sources all of the molds for its quartz tubing and pyrex bulbs from GE. Although an interruption in these supplies could disrupt the Company's operations, the Company believes that alternative sources of supply exist and could be arranged prior to the interruption having a material adverse effect on the Company's operations.

     Most of the raw materials used in the production of metal halide salts can be sourced from several suppliers. The Company is reliant on a single supplier for only one raw material and expects to produce this material itself in calendar 1996. The Company has been the dominant supplier of metal halide salts to the metal halide lamp industry for many years. Therefore, the Company has focused on addressing any circumstance which could jeopardize the continued production of these vital components. Since the Company is the primary supplier of metal halide salts to the metal halide lamp industry, any disruption in supply would also affect each producer of the affected lamp type.

     The Company purchases certain of its industrial commodity-type lamp types from GE. This enables the Company to use its manufacturing equipment to produce more specialty, higher margin lamp types. The Company believes that alternative sources of these commodity-type lamp types can be arranged prior to any material adverse effect on the Company's sales.

COMPETITION

     The Company's metal halide lamps compete with other types of lighting technology for many applications as well as with metal halide lamps produced by other metal halide lamp manufacturers, primarily GE, Philips and Sylvania. Metal halide technology is the newest of all lighting technologies and although the market awareness and the uses of metal halide lamps continues to grow, competition exists from older technologies in each metal halide application.

     GE, Philips and Sylvania are the Company's principal competitors in the production of metal halide lamps. Although GE, Philips and Sylvania have focused their efforts on the larger incandescent and fluorescent markets, all three companies produce metal halide lamps. These three companies have emphasized sales of a relatively small variety of commodity-type metal halide lamps, such as those found in certain industrial applications, which the Company believes represent approximately 75% of the total metal halide lamp segment. There can be no assurance that any of the Company's competitors will not expand their focus into specialty lamps. Although the Company believes its technical and engineering expertise in the production of specialty metal halide lamps and its unique marketing approach give it a competitive advantage in this market, the Company's three primary competitors have significantly longer operating histories, greater financial, technical, and other resources and larger marketing and distribution organizations than the Company.

     The Company does not believe that the foreign lamp manufacturers to whom the Company sells equipment compete with the Company's specialty products. Due to the technical and engineering expertise required to produce a new type of metal halide lamp, these purchasers have typically only produced the commodity-type lamps types in which they have been trained by the Company. Although there can be no assurances these purchasers will not produce specialty lamp types to compete with the Company, these purchasers would need to independently develop the expertise required to produce specialty metal halide lamps.

INTELLECTUAL PROPERTY

     The Company relies on trade secret, trademark and patent laws to protect its rights to certain aspects of its products, including proprietary manufacturing processes and technologies, product research and concepts and trademarks, all of which the Company believes are important to the success of its products and its competitive position. In recent years, the Company has successfully taken legal action to enjoin misappropriation of trade secrets by other parties. Any increase in the level of activities involving misappropriation of the Company's trade secrets or other intellectual property rights could require the Company to increase significantly the resources devoted to such efforts. In addition, an adverse determination in litigation could subject the Company to the loss of its rights to a particular trade secret, trademark or patent could require the Company to grant licenses to third parties, could prevent the Company from manufacturing, selling or using certain aspects of its products or could subject the Company to substantial liability, any of which could have a material adverse effect on the Company's results of operations.

ENVIRONMENTAL REGULATION

     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials as well as laws relating to occupational health and safety. The Company believes that its business, operations, and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operations of manufacturing plants entail risks in these areas, and there can be no assurance that the Company will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

     In 1993, the Company entered into a consent decree with the City of Solon Sewer District with respect to the discharge of mercury into the sewer system from its Solon, Ohio plant operations. The Company instituted procedures to comply with this consent decree, and the consent decree expired by its terms due to the Company's operation within required discharge limits for the period required by the decree. However, routine sampling of the effluent by Solon in September 1995 revealed an instance of mercury discharge in excess of the limits imposed by Solon. Subsequent tests conducted by the City of Solon showed mercury discharges within required limits. The Company has implemented a plan intended to prevent intermittently exceeding Solon's mercury standards in the future. The Company believes the cost of continued compliance will not have a material effect on its financial position or results of operations.

     The Company believes that the overall impact of compliance with regulations and legislation protecting the environment including the consent decree will not have a material effect on its future financial position or results of operations, although no assurance can be given. Capital expenditures and operating expenses in fiscal 1994, fiscal 1995 and the nine months ended March 31, 1996 attributable to compliance with such legislation were not material.

PROPERTIES

     The Company owns a 30,000 square foot component manufacturing facility in Urbana, Illinois. This property is subject to a mortgage of approximately $836,000 as of March 31, 1996. The Company's remaining facilities are leased, with aggregate annual rent of approximately $1.1 million. The aggregate square footage of such leased space is 256,000 square feet. The average number of years remaining on these leases is approximately 4 years. The Company believes that its facilities are adequate for its current needs and does not expect difficulty replacing such facilities or locating additional facilities if needed.

EMPLOYEES

     As of March 31, 1996, the Company had approximately 564 full-time employees, including 453 in lamp designing, manufacturing and marketing, 56 in component manufacturing, 35 in equipment manufacturing, and 20 in corporate/administrative services. The Company believes that its employee relations historically have been good. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage.

LEGAL PROCEEDINGS

     The Company does not have pending any litigation that, separately, or in the aggregate, if adversely determined, could reasonably be expected to have a material adverse effect on the Company. The Company and its subsidiaries may, from time to time, be a party to litigation or administrative proceedings which arise in the normal course of their business.


     On March 1, 1996, Edmund E. Heartstedt asserted a claim in the United States District Court for the Northern District of Ohio against Wayne R. Hellman, Chief Executive Officer and a director of the Company, and Louis S. Fisi, Chief Financial Officer and a director of the Company, alleging certain misrepresentations and/or omissions were made to him in connection with: (i) the cash-out of his interest effected by a merger of a Predecessor into the Company, as to which Mr. Heartstedt did not exercise his statutory appraisal rights; and
(ii) the purchase by Mr. Hellman of Mr. Heartstedt's beneficial interest in a trust controlled by Mr. Hellman. Mr. Heartstedt alleges that the misrepresentations and/or omissions made by Mr. Fisi and others on behalf of Messrs. Hellman and Fisi caused him direct damages which he believes exceed $900,000. The suit also claims punitive damages in an undetermined amount believed by the Plaintiff to exceed $2.7 million. Messrs. Hellman and Fisi have denied the allegations and are vigorously defending the claim. Although the Company is not currently named as a party, Mr. Heartstedt's counsel has indicated that the Company may be named as an additional defendant in this litigation. Even if the Company were so named, the Company does not believe this litigation could reasonably be expected to have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to each person who is currently a director, an executive officer or key employee of the Company.

                                                                                    DIRECTORS
                                                                                       TERM
               NAME                   AGE                    POSITION                EXPIRES
- ----------------------------------  --------    ----------------------------------  ----------
Wayne R. Hellman..................     50       President, Chief Executive Officer     1998
                                                and Chairman of the Board of
                                                  Directors
Louis S. Fisi.....................     61       Executive Vice President, Chief        1997
                                                  Financial Officer and Director
Francis H. Beam...................     60       Director                               1997
Richard D. Capra..................     63       Director                               1996
Theodore A. Filson................     61       Director                               1998
Susumu Harada.....................     45       Director                               1996
A Gordon Tunstall.................     52       Director                               1996
Key Employees
David L. Jennings.................     47       Coordinator of Pacific Rim
                                                  Development
Robert S. Roller..................     50       Coordinator of Market Development
Juris Sulcs.......................     52       Coordinator of Technology
                                                  Development

     Wayne R. Hellman has served as the chief executive and a director of the Company since 1995, and as chief executive or other senior officer of each of the Company's Predecessors since 1983. From 1968 to 1983 he was employed by the lighting division of General Electric Company. While at General Electric, Mr. Hellman served as Manager of Strategy Analysis for the Lighting Business Group; Manager of Engineering for the Photo Lamp Department; Halarc Project Venture Capital Manager; Manager of Quartz Halogen Engineering and Manager of Metal Halide Engineering. As the Halarc Project Venture Capital Manager, he was given the responsibility of developing metal halide technology.

     Louis S. Fisi has served as the chief financial officer and a director of the Company since 1995 and as chief financial officer of one or more of the Company's Predecessors since 1985 and assisted Mr. Hellman in the founding of the Predecessors. Mr. Fisi is a certified public accountant and from 1976 to 1985, was employed in executive and financial capacities by the Smithers Company, an international industrial company, and from 1967 to 1976 was employed by an international accounting and consulting firm currently known as Ernst & Young LLP, the Company's auditors.

     Francis H. Beam has served as a director of the Company since 1995. Mr. Beam has served as President of Pepper Capital Corp., a venture capital firm which he formed, since 1988. Mr. Beam is also a director of The Lamson & Sessions Co., a manufacturer of thermoplastic conduit and pipe, enclosures, wiring devices and accessories. From 1959 to 1988 he was employed by an international accounting and consulting firm currently known as Ernst & Young LLP, the Company's auditors. Beginning in 1967 he held various partnership positions with that firm until his retirement in 1988 as Vice Chairman and Regional Managing Partner.

     Richard D. Capra has served as a director of the Company since 1995. Mr. Capra has been an independent consultant to and director or officer of a number of lighting companies since 1991. In addition, Mr. Capra served as president and chief executive officer of Aerovox/Aero M Group from December 1994 to December 1995, and as president and chief operating officer of Crescent Electric Supply Company from December 1993 to December 1994. Mr. Capra is also a director of ILC Technology, Inc., a manufacturer of high intensity lamps for specialized applications. From 1987 to 1991 he was employed by Philips Lighting

Company as its president and chief executive officer, prior to which he served as president of the lighting ballast manufacturing subsidiary of that company from 1983 to 1987. From 1970 to 1983 Mr. Capra was employed as president and chief executive officer of the electrical products group of Gould, Inc. and of I.T.E. Imperial Corp.

     Theodore A. Filson has been a director of the Company since 1995. Mr. Filson has served as an independent consultant to the lighting industry since 1994. From 1986 to 1994 he was employed as president and chief executive officer of Advance Transformer, Inc., the largest manufacturer of lighting system ballasts in the world.

     Susumu Harada has served as a director of the Company since January 1996. Mr. Harada is the chief executive officer of the following Japanese companies:
Koto Electric, Koto Luminous, Koto Bunkogen, Iwaki Cristal and Wakoh. The product lines of these companies include specialty lamps, hermetic seals for quartz crystal and optical semiconductors and digital display lamps. In 1981, Mr. Harada joined Koto as the Overseas and Domestic Sales and Planning Manager. He held a number of positions with Koto before he assumed his current position as chief executive officer in 1992. Koto Luminous is the Company's sole agent in Japan.

     A Gordon Tunstall has served as a director of the Company since June 1996. He is the founder of, and for more than 13 years has served as President of, Tunstall Consulting, Inc., a provider of strategic consulting and financial planning services. Mr. Tunstall is also currently a director of Romac International, Inc., a professional and technical placement firm; Orthodontic Centers of America, Inc., a manager of orthodontic practices; Discount Auto Parts, Inc., a retail chain of automotive aftermarket parts stores; and L.A. T Sportswear, Inc., a sports apparel company.

     David L. Jennings has served as the senior officer responsible for product manufacturing and development for one or more of the Predecessors since 1983, and assisted Mr. Hellman in the founding of the Predecessors. From 1972 to 1983 he was employed by General Electric in a managerial capacity, engaged primarily in the marketing and engineering of metal halide and other lighting products.

     Robert S. Roller has served as the senior officer responsible for product marketing for one or more of the Predecessors since 1983, and assisted Mr. Hellman in the founding of the Predecessors. From 1966 to 1983, he was employed by the lighting division of General Electric in a managerial capacity, engaged primarily in the marketing and engineering of metal halide and other lighting products.

     Juris Sulcs has served as the senior officer responsible for technology development for one or more of the Predecessors since 1983, and assisted Mr. Hellman in the founding of the Predecessors. From 1966 to 1983, he was employed by the lighting division of General Electric in a managerial capacity, engaged primarily in the technological development and quality control of metal halide and other lighting products.

COMPOSITION OF THE BOARD OF DIRECTORS

     Pursuant to the terms of the Company's Articles of Incorporation and Code of Regulations (by-laws), the Board of Directors has the power to change the number of directors by resolution. The number of directors is currently set at seven members. The directors are divided into three classes. Each director in a particular class is elected to serve a three-year term or until his or her successor is duly elected and qualified. The classes are staggered so that their terms expire in successive years resulting in the election of only one class of directors each year.

COMMITTEES OF THE BOARD OF DIRECTORS

     Executive Committee. The Company's Executive Committee is composed of Mr. Hellman, Mr. Fisi and Mr. Filson. The Executive Committee is authorized to exercise all of the powers of the Board of Directors except the powers to declare dividends and issue shares of Common Stock or rights to acquire such Common Stock. The Executive Committee is empowered to act during the interim periods between meetings of the Board of Directors, where circumstances require immediate Board of Directors' action and where time and other constraints preclude a prompt special meeting of the entire Board of Directors.

     Audit Committee. The Company's Audit Committee is composed of Mr. Beam, Mr. Capra and Mr. Filson. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non audit fees and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. The Company's Compensation Committee is composed of Mr. Beam, Mr. Capra and Mr. Filson. The Compensation Committee determines the compensation of the Company's executive officers.

     Incentive Award Plan Committee. The Company's Incentive Award Plan Committee is composed of Mr. Hellman and Mr. Fisi. The members of this Committee are ineligible to receive discretionary grants of stock or stock options under any plan of the Company during the time they serve on the Committee or for the one-year period prior to such service. The Incentive Award Plan Committee administers the Incentive Award Plan and will make all determinations as to grants of stock and stock options thereunder. See "Management -- Incentive Award Plan."

     Other Committees. The Board of Directors may establish other committees as deemed necessary or appropriate from time to time.

COMPENSATION OF DIRECTORS

     All directors of the Company receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the board of directors. In December 1995, the Company granted options to purchase 9,600 shares of Common Stock under the Incentive Award Plan to its nonemployee directors. These options were granted at an exercise price of $10.00 per share, none of which are currently exercisable. In January and June 1996, the Company granted options to purchase 9,600 shares of Common Stock under the Incentive Award Plan to its nonemployee directors that were appointed to the board of directors during the months in which the grants were made. The January grant was at $10.25 and the June grant was at $17.00. In June 1996, all nonemployee directors were granted options to purchase an additional 5,400 shares at an exercise price of $17.00 per share. Each grant was made at the market price of the Company's Common Stock on the date of grant. Each option will vest 25% in the first year, 35% in the second year and 40% in the third year, from the date of grant. In addition, commencing in fiscal 1997, the nonemployee directors are to be compensated $2,500 for each meeting of the full board attended. Such directors will be entitled to a minimum of $10,000 if they attend 75% or more meetings of the board and committees to which they belong. No director who is an employee of the Company will receive separate compensation for services rendered as a director.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to all compensation paid or earned for services rendered to the Company in all capacities for the fiscal year ending June 30, 1995 by the Company's Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL COMPENSATION
                                           -------------------------------------------------------------
                                                                                          OTHER ANNUAL
                                                                                         COMPENSATION($)
       NAME AND PRINCIPAL POSITION         FISCAL YEAR     SALARY($)(1)     BONUS($)           (2)
- -----------------------------------------  -----------     ------------     --------     ---------------
Wayne R. Hellman.........................      1995          $324,926       $142,057        $ 116,377
  President and Chief Executive Officer
Louis S. Fisi............................      1995           196,156         48,093           78,226
  Executive Vice President and Chief
  Financial Officer

- ---------------

(1) Mr. Hellman and Mr. Fisi are each parties to an Employment Agreement with the Company. These Employment Agreements have an initial term expiring October 1998. Through these Employment Agreements, Mr. Hellman and Mr. Fisi will receive an annual base compensation of $195,000 and $165,000 per year, respectively. In addition, Mr. Hellman and Mr. Fisi will each be entitled to receive a bonus in amounts determined by the Compensation Committee. These Employment Agreements provide for annual increases in annual base compensation in amounts determined by the Compensation Committee during the term of these Employment Agreements. Under these Employment Agreements, Mr. Hellman and Mr. Fisi participate in Company sponsored life, health and disability insurance coverage. Also includes compensation deferred pursuant to the Company's 401(k) deferred compensation plan and Company matching contributions relating thereto.

(2) Perquisites provided to the executive officers consisted primarily of split dollar insurance coverage as well as automobile use, automobile insurance, club dues and health insurance premiums.

INCENTIVE AWARD PLAN

     The Advanced Lighting Technologies, Inc. 1995 Incentive Award Plan (the "Incentive Award Plan") which became effective as of August 21, 1995, was established to encourage selected employees, advisors, consultants and directors of the Company to acquire an equity interest in the Company, to create an increased incentive for those persons to contribute to the Company's future success and to enhance the ability of the Company to attract and retain qualified individuals.

     The Incentive Award Plan is administered by the Incentive Award Plan Committee, each member of which is a "disinterested" person within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

     Subject to adjustment under certain circumstances to prevent dilution or enlargement of the benefits or potential benefits intended to be made under the Incentive Award Plan, the number of shares of Common Stock available for awards under the Incentive Award Plan is 1,000,000. These shares may be issued in connection with the grant by the Incentive Award Plan Committee as "A" Incentive Options and/or "B" Incentive Options, as the case may be (collectively called the "Options"). The Incentive Award Plan also provides that no "A" or "B" Incentive Option may be exercised prior to six months after the date of its grant and that no awards may be granted under the Incentive Award Plan after July 31, 2005.

     The Company has granted Incentive Options to purchase the Common Stock of the Company. 217,500 outstanding "A" Incentive Options have been issued at an exercise price equal to the initial public offering price ($10.00) of the Common Stock and will become vested based on operating performance or at the end of five years from the date of grant. 279,300 outstanding "B" Incentive Options were issued at the effective date of the Company's initial public offering at an exercise price equal to the initial public offering price ($10.00).

The "B" Incentive Options will vest as follows: 25% in year one, 35% in year two and 40% in year three, from the date of grant. An aggregate of 295,050 additional outstanding "B" Incentive Options have been granted since December 12, 1995, at market value exercise prices of $10.25 per share to $17.00 per share. Stock Options granted under the Incentive Award Plan are required to comply in all respects with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or any successor provisions thereto and any regulations promulgated thereunder. Accordingly, the Incentive Award Plan provides that Incentive Stock Options will only be issued to an employee of the Company or a subsidiary, that they will not be granted to an owner of ten percent or more of the combined voting power of the Company and that the aggregate fair market value determined as of the date of award of shares subject to an Incentive Stock Option granted pursuant to the Incentive Award Plan to an employee in any calendar year shall not exceed $100,000.

     The Incentive Award Plan further provides that to the extent required to comply with Rule 16b-3, any equity security issued pursuant to the Incentive Award Plan may not be sold for at least six months after acquisition, except in the case of death or disability. The Incentive Award Plan may be amended, altered, suspended, discontinued or terminated by the Company's Board of Directors except to the extent prohibited by applicable law and as expressly provided in an award agreement or in the Incentive Award Plan.

EMPLOYMENT AND CONSULTING AGREEMENTS

     Mr. Hellman and Mr. Fisi are each parties to an Employment Agreement with the Company. These Employment Agreements have an initial term expiring October, 1998. Through these Employment Agreements, Mr. Hellman and Mr. Fisi, will receive an annual base compensation of $195,000 and $165,000 per year, respectively. In addition, Mr. Hellman and Mr. Fisi will be entitled to receive a bonus in amounts determined by the Compensation Committee. These Employment Agreements provide for annual increases in the annual base compensation as determined by the Compensation Committee during the term of these Employment Agreements. Under these Employment Agreements, Mr. Hellman and Mr. Fisi participate in Company sponsored life, health and disability insurance coverage. In addition, Mr. Hellman and Mr. Fisi have entered into agreements not to compete with the Company for a period of three years after termination of employment.

     The Company has also undertaken to pay Mr. Filson fees in the annual amount of $100,000 per annum for a three-year period beginning in 1994 for consulting services to be rendered.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Executive compensation in the past has been determined by the Company's chief executive officer. The Compensation Committee of the Board of Directors, a majority of whom will be independent directors, has been established. The Company has also established an Incentive Award Plan Committee composed of Wayne
R. Hellman and Louis S. Fisi, the Chief Executive Officer and Chief Financial Officer, respectively, of the Company, each of whom are disinterested directors since they will not participate in awards under such plan.

                              CERTAIN TRANSACTIONS

RELATIONSHIPS WITH GENERAL ELECTRIC COMPANY

     Since 1990, the Company has had numerous financial and other arrangements with General Electric. These arrangements are described below.

     General Electric supplies the Company with quartz tubing, glass bases and other components for the metal halide lamps manufactured by the Company. Although a significant supplier of such items, General Electric is not the only available source for these items. In addition, General Electric supplies the Company with finished lamps for resale as a part of the Company's product line. These lamps include both commodity-type metal halide lamps which supplement the Company's line of specialty lamps as well as incandescent and fluorescent lamps, which are distributed to the Company's customers. The Company supplies General Electric with both components for lamps and private label specialty metal halide lamps. Lastly, General Electric provides unsecured trade credit terms to the Company to finance the purchase of products from General Electric by the Company. The Company paid General Electric a total of $6.6 million and $5.9 million for components and finished lamps purchased from General Electric during fiscal 1995 and the nine months ended March 31, 1996, respectively, and General Electric paid the Company a total of $4.1 million and $4.3 million for components and finished lamps purchased from the Company during fiscal 1995 and the nine months ended March 31, 1996, respectively.

     Prior to the Company's initial public offering, GE was the senior lender to the Company's largest Predecessor. A portion of the net proceeds of the initial public offering of the Company were used to repay the GE Loan and other amounts owed to General Electric, including certain trade payables.

     On October 5, 1995, the Company's largest Predecessor and GE entered into an Agreement to Repay, in which GE consented to permit this Predecessor to participate in the Combination. See "Background of the Company -- The Combination." Pursuant to the Agreement to Repay in exchange for repayment of outstanding indebtedness, waivers of certain covenants contained in various agreements between GE and the Company, the cancellation of the GE Warrant and for other consideration, upon completion of the Company's initial public offering GE received 535,887 shares (the "GE Shares") and a cash payment of $3.0 million. Commencing December 11, 1996 until two years from such date, General Electric will have a right to cause Mr. Hellman to purchase half of the GE Shares at a price equal to the average market price during the preceding 10 trading days. This obligation is secured by a pledge of shares owned by Mr. Hellman equal to one-half of the GE Shares. For a one-year period, commencing December 11, 1997, General Electric will have a one-time demand registration right, at the Company's expense. During this period, Mr. Hellman will have the option to purchase all of the GE Shares for which a notice for demand registration has been submitted to the Company. In addition, commencing December 11, 1996, GE will have piggyback registration rights subject to certain conditions, including the right of any underwriter to limit the shares included in such registration or to entirely preclude such inclusion.

THE COMBINATION

     In connection with the Combination, the following executive officers and directors of the Company or their immediate family members received Common Stock in the merger of the Predecessors into the Company in exchange for the shares of Common Stock of the Predecessors which they had held. The following table sets forth the number of shares of Common Stock received by these individuals in the Combination.

                                                                          NUMBER OF SHARES
                          EXECUTIVE OFFICER,                                 OF COMPANY
                         DIRECTOR OR IMMEDIATE                              COMMON STOCK
                             FAMILY MEMBER                             RECEIVED IN COMBINATION
                    -------------------------------                    -----------------------
    Wayne R. Hellman...............................................           3,125,153
    Louis S. Fisi..................................................             657,112
    Theodore A. Filson (1).........................................              15,021
    Francis H. Beam................................................              34,685
    Richard D. Capra...............................................              34,685
    Brian A. Hellman (2)...........................................             177,523
    Lisa B. Hellman (2)............................................             167,206

- ---------------

(1) Mr. Filson's beneficial ownership is by virtue of the Filson Family Limited Partnership, of which Mr. Filson is a general partner.

(2) Brian Hellman and Lisa Hellman are children of Mr. Hellman.

     The Combination was principally effected through a series of nonmonetary mergers or stock exchanges in which the Predecessors' shareholders received shares of the Company, except that certain former employees received, in the aggregate, an insignificant amount of cash for their shares.

OTHER TRANSACTIONS WITH DIRECTORS AND OFFICERS

     During fiscal 1995, the Company paid $831,000 to H&F Management, Inc., a company formerly owned solely by Mr. Hellman, Mr. Fisi and Mr. Brian A. Hellman. H&F Management, Inc. prior to the Combination, provided management services to certain Predecessors.

     On June 28, 1995, the Company loaned to Mr. Hellman $88,000 (due in June
1997), represented by Mr. Hellman's promissory note to the Company. The amount of such indebtedness is currently $88,000, and carries an interest rate of 8.0%. On May 10, 1995, the Company loaned to Mr. Fisi $70,000 (due in May 1997), represented by Mr. Fisi's promissory note. The amount of such indebtedness is currently $70,000, and carries an interest rate of 8.0%.

     On August 10, 1995, a Predecessor redeemed from Mr. Hellman 193,000 shares of such Predecessor's common stock at a total price of $146,250.

     On September 15, 1995, a Predecessor transferred its nonlamp assets to H&F Five, Inc., a company owned by Messrs. Hellman, Fisi and certain other officers of the Company, for a demand promissory note from H&F Five, Inc. in the amount of $200,000 bearing interest at 8.5% per annum.

     In July 1994, Mr. Beam, Mr. Capra and Mr. Filson were each granted the right to purchase 48,750 shares of common stock of a Predecessor at $1.00 per share. Such grant further provided that if all shares were purchased pursuant to such rights the related rightholder would be entitled to receive an additional 9,750 shares of common stock of the Predecessor. On various dates in 1994 and 1995, Mr. Beam and Mr. Capra, either directly or through trusts or partnerships which they controlled or in which they had beneficial interests, exercised all of such rights and received such additional shares. In addition, as to the Filson interest, the shares were acquired by a trust for the benefit of a family member. In addition, in April 1995, Mr. Filson received an aggregate of 6,500 shares of common stock of the Predecessor for services rendered. Further, such directors received 15,000 shares of common stock of the Predecessor in July 1993 upon its emergence from Chapter 11 reorganization for services rendered. No compensation expense for such shares was recorded in any period because the amount of such expense in each period was deemed insignificant. As a result of all of the foregoing, Mr. Beam, Mr. Capra and Mr. Filson received 34,685 shares, 34,685 shares and 15,021 shares of Common Stock, respectively, in the Combination.


     The Company has undertaken to pay Mr. Filson, a director of the Company, fees in the annual amount of $100,000 per annum for a three-year period beginning in 1994 for consulting services to be rendered.


     The Company does not intend to enter into any material transaction with officers or directors, or their family members, without the approval of a majority of the nonemployee directors in the future.

     Mr. Harada, a director of the Company, is an executive officer, director and a shareholder of Koto Luminous Ltd., a Japanese manufacturer and marketer of lighting products. Koto Luminous owns 182,268 shares of the Company, which were acquired in the Combination as a result of an investment in a Predecessor. Koto Luminous and the Company are each 50% joint venture partners in Pacific Lighting, Inc., a British Virgin Island holding company. The Company uses Pacific Lighting to own and hold a number of the Company's joint venture's investments. See "Business-Operating Strategy-Participate in Growing International Markets." Koto Luminous is the Company's sole trading partner in Japan and, as a result, the Company supplies Koto Luminous with components and lamps. Koto Luminous paid the Company approximately $650,000 and $1.1 million in fiscal 1995 and the nine months ended March 31, 1996, respectively.


     On January 22, 1996 two subsidiaries of the Company each entered into a six year Aircraft Operating Agreement with Levetz Investments, Inc. ("Levetz"), an unrelated Ohio corporation, for the purpose of chartering a 1986 Beechcraft King Air 300 airplane (the "Aircraft") to enable the Company to have air service into locations which are not adequately served by commercial carriers. The rent is $950 per flight hour. One of the subsidiaries has committed to a minimum of 200 flight hours per year, and the other subsidiary has committed to a minimum of 75 flight hours per year. Levetz leases the airplane from LightAir Ltd. ("LightAir"), an Ohio limited liability company owned by Mr. Hellman (80%) and Mr. Fisi (20%). Messrs. Hellman and Fisi guaranteed the repayment of $1.7 million of indebtedness incurred to purchase the Aircraft.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 15, 1996, and as adjusted to reflect the completion of the Offering, by: (i) each of the Company's directors and executive officers; (ii) all directors and executive officers of the Company as a group; (iii) each person known by the Company to own beneficially 5.0% or more of the outstanding Common Stock; and (iv) the Selling Shareholders. Except as otherwise noted below, each of the holders listed below has sole voting power and investment power with respect to the shares shown as beneficially owned.


                                                        SHARES BENEFICIALLY
                                                               OWNED                         SHARES BENEFICIALLY
                                                           PRIOR TO THE                             OWNED
                                                             OFFERING                        AFTER THE OFFERING
                                                        -------------------   SHARES BEING   -------------------
                  NAME AND ADDRESS(1)                    NUMBER     PERCENT     OFFERED       NUMBER     PERCENT
- ------------------------------------------------------- ---------   -------   ------------   ---------   -------
DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL
  SHAREHOLDERS:
Wayne R. Hellman(2).................................... 6,130,316     56.9%      367,449     5,250,577     39.9%
Louis S. Fisi(3).......................................   622,758      5.8        92,476       530,282      4.0
Francis H. Beam........................................    34,685        *             0        34,685        *
Richard D. Capra.......................................    34,685        *             0        34,685        *
Theodore A. Filson.....................................    15,021        *             0        15,021        *
Susumu Harada(4).......................................   190,768      1.8             0       190,768      1.4
A Gordon Tunstall......................................     5,000        *             0         5,000        *
David L. Jennings(3)...................................   818,150      7.6       121,491       696,659      5.3
General Electric Company...............................   535,887      5.0             0       535,887      4.1
All Directors and Executive Officers as a Group(2)(4)
  (7 persons).......................................... 6,410,475     59.5                   5,530,736     42.0
OTHER SELLING SHAREHOLDERS:
Robert S. Roller(3)(5).................................   477,334      4.4%       58,866       418,468      3.2%
James F. Sarver(3).....................................   459,485      4.3        68,231       391,254      3.0
Juris Sulcs(3).........................................   428,359      4.0        63,609       364,750      2.8
Christine Hellman(3)(6)................................   380,000      3.5        56,428       323,572      2.5
Brian Hellman(3)(6)....................................   177,523      1.6        26,361       151,162      1.1
Lisa Hellman(3)(6).....................................   167,206      1.6        24,829       142,377      1.1
James Schoolenberg(6)..................................   120,687      1.1        17,921       102,766        *
Ernest Mansour(6)......................................    15,754        *         2,339        13,415        *


- ---------------
* Less than one percent.

(1) The business address of each of Messrs. Hellman, Fisi, Jennings, and Filson is 2307 E. Aurora Road, Suite One, Twinsburg, Ohio 44087. The business addresses of Messrs. Beam, Capra, Harada and Tunstall are respectively, Mr. Beam -- Pepper Capital Corporation, 3550 Lander Rd. #301, Pepper Pike, Ohio 44124, Mr. Capra -- 5764 Diamond Point Circle -- El Paso, Texas 79912, Mr. Harada -- Koto Electric Co., Ltd., Bunmeido Bldg., 7th Floor, 3-16-5, Taito, Taito-Ku, Tokyo 110, Japan and Mr. Tunstall -- Tunstall Consulting, 13153 North Dale Mabry, Tampa, Florida, 33618. The business address of GE is 3003 Summer Street, Stamford, Connecticut 06905.


(2) Includes 2,474,501 shares (2,107,052 shares after the Offering) owned by Mr. Hellman individually, 125,000 shares (125,000 shares after the Offering) which are owned by a limited liability company of which Mr. Hellman is the manager and Mr. Hellman has voting and investment power as to all such shares, 1,693,487 shares (1,454,029 shares after the Offering) beneficially owned by certain shareholders of the Company held under a voting trust which expires in 2005 (the "Trust") and 1,837,328 shares (1,564,495 shares after the Offering) formerly owned by the Trust as to which Mr. Hellman holds an irrevocable proxy under similar terms. These shares, totalling 3,530,815 (3,018,525 shares after the Offering), are referred to herein as the "Trust Shares." The shares offered hereby include 367,449 shares owned by Mr. Hellman, individually, and 512,290 Trust Shares. The Trust Shares include all shares owned by Messrs. Fisi, Jennings, Roller, Sarver, Sulcs and Brian Hellman and Ms. Christine Hellman and Ms. Lisa Hellman. Pursuant to the terms of the Trust and the irrevocable proxies, Mr. Hellman is empowered to vote the Trust Shares for all purposes at his sole discretion, but is not provided with investment power with respect to the Trust Shares. Beneficial owners of the Trust Shares may remove the shares from the Trust or release the shares from the irrevocable proxy, as the case may be, to effect a bona fide sale free of the restrictions of the Trust. All share distributions on account of the Trust Shares become subject to the Trust and all cash and other nonshare distributions on account of the Trust Shares are to be paid over to the grantors of the Trust. The expiration of the Trust may be accelerated under certain circumstances. Mr. Hellman does not receive any compensation for serving as voting trustee of the Trust.

(3) All shares are Trust Shares subject to voting control by Mr. Hellman.

(4) Includes 182,268 shares owned by Koto Luminous Ltd., a Japanese corporation, of which Mr. Harada is chief executive officer. Mr. Harada disclaims beneficial ownership of these shares.

(5) Includes 80,914 shares owned by six trusts for the benefit of Mr. Roller's children. Mr. Roller disclaims beneficial ownership of these shares. All such shares are Trust Shares.

(6) Messrs. Schoolenberg and Brian Hellman and Ms. Lisa Hellman are employees of the Company. Ms. Christine Hellman is a consultant to the Company and Mr. Mansour has no relationship to the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company's authorized capital stock consists of 22.0 million shares of Common Stock having a par value of $.001 per share and 1.0 million shares of preferred stock having a par value of $.001 per share. As of June 18, 1996, 10,767,736 shares of Common Stock and no shares of preferred stock were issued and outstanding. The Company intends to seek shareholder approval for an amendment to the Company's Articles of Incorporation to authorize an additional
58.0 million shares of Common Stock. If such shareholder approval is obtained, the authorized capital stock would include, in the aggregate, 80.0 million shares of Common Stock.


COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding Common Stock will have the right to elect the Company's directors and otherwise control the affairs of the Company.

     Holders of Common Stock are entitled to dividends on a pro rata basis upon declaration of dividends by the Board of Directors. Dividends are payable only out of unreserved and unrestricted surplus that is legally available for the payment of dividends. The Board of Directors is not required to declare dividends, and it currently expects to retain any funds generated from operations to finance the development of the Company's business. The payment of dividends in the future will depend upon earnings, capital needs, and other factors. See "Dividend Policy."

     Upon a liquidation of the Company, holders of Common Stock will be entitled to a pro rata distribution of the assets of the Company, after payment of all amounts owed to the Company's creditors, and subject to any preferential amount payable to holders of preferred stock of the Company, if any.

PREFERRED STOCK

     The Company's Articles of Incorporation permit the Company's Board of Directors to issue shares of preferred stock in one or more series, and to fix the relative rights, preferences, and limitations of each series. Among such rights, preferences, and limitations are dividend rights and rates, provisions for redemption, rights upon liquidation, conversion privileges, and certain voting powers. The Board of Directors of the Company currently has no plans to issue any shares of preferred stock.

     The purpose for authorizing the Board of Directors to issue and to designate the features of preferred stock is, in part, to eliminate delays associated with a shareholder vote to authorize the issuance of preferred stock. The issuance of preferred stock, for example in connection with a shareholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding capital stock of the Company.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation provide for a classified Board of Directors. The directors are divided into three classes. The directors are elected for three-year terms, which are staggered so that the terms of one-third of the directors expire each year. The Articles of Incorporation permit shareholders to remove directors only for cause at a meeting by the affirmative vote of at least a majority of the outstanding shares of Common Stock. Directors of the Company may remove directors with or without cause.

     The above-described provisions of the Company's Articles of Incorporation may have certain antitakeover effects. Such provisions, in addition to the provisions described below and the possible issuance of preferred stock discussed above, may make it more difficult for other persons, without the approval of the Company's Board of Directors, to make a tender offer or acquisitions of substantial amounts of the Common Stock or to launch other takeover attempts that a shareholder might consider to be in such shareholder's best interests.

CERTAIN PROVISIONS OF OHIO LAW

     The Company is subject to several antitakeover provisions under Ohio law that apply to Ohio public corporations, unless the Company elects to opt out of these provisions in its Articles of Incorporation or Code of Regulations (by-laws). The Company has not opted out of these takeover provisions.

     Under Ohio's Control Share Acquisition Act (the "Acquisition Act"), any "control share acquisition" of an Ohio public corporation shall be made only with the prior authorization of the shareholders of the corporation in accordance with the provisions of the Acquisition Act. A "control share acquisition" is defined under the Acquisition Act to mean the acquisition, directly or indirectly, by any person of shares of a public corporation that, when added to all other shares of the corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%, more than 33% and a majority.

     The Acquisition Act also requires that the acquiring person deliver an "acquiring person's statement" to the Ohio public corporation. The Ohio public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person's statement, unless the acquiring person agrees to a later date.

     The Acquisition Act further specifies that the shareholders of the corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Acquisition Act, the acquiring person may only acquire the stock of the Ohio public corporation upon the affirmative vote of:
(i) a majority of the voting power of the corporation that is represented in person or by proxy at the special meeting and (ii) a majority of the voting power of the corporation that is represented in person or by proxy at the special meeting, excluding those shares of the corporation deemed to be "interested shares" for purposes of the Act.

     "Interested shares" are defined under the Act to mean shares in respect of which the voting power is controlled by any of the following persons: (i) an acquiring person; (ii) any officer of the Ohio public corporation; and (iii) any employee who is also a director of the corporation. "Interested shares" also include shares of the corporation that are acquired by any person after the date of the first public disclosure of the proposed acquisition and the date of the special meeting, if either (i) the aggregate consideration paid by such person, and any person acting in concert with him, for such shares of the Ohio public corporation exceeds $250,000 or (ii) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the corporation.

     Section 1701.59 of the Ohio Revised Code, inter alia, empowers an Ohio corporation to indemnify any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

     In addition, Section 1701.59 eliminates the personal liability in damages of a director for violations of the director's fiduciary duty, except if it is proved by clear and convincing evidence that his action or failure to act involved acts or omissions undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. The Company has not opted out of Section 1701.59 of the Ohio Revised Code. This statute does not affect the liability of directors pursuant to Section 1701.95 of the Ohio Revised Code (providing for liability of directors for unlawful payment of dividends or unlawful distribution of assets) nor does it affect the liability of the directors under federal securities laws.

     The Company is also subject to Ohio's Merger Moratorium Act. The Merger Moratorium Act generally prohibits a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and a person that owns, alone or with other related parties, shares representing at least 10% of the voting power of the corporation (an "Interested Shareholder") for a period of three years after such person becomes an Interested Shareholder, unless, prior to the date that the Interested Shareholder became such, the directors approve either the transaction or the acquisition of the corporation's shares that resulted in the person becoming an Interested Shareholder. Following the three-year moratorium period, the corporation may engage in covered transactions with an Interested Shareholder only if, among other things, (i) the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder or (ii) the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation's shares or the amount that would be due the shareholders if the corporation were to dissolve.

     Contemporaneous with the adoption of Ohio's Merger Moratorium Act, Ohio enacted a so-called "green mailer disgorgement" statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement of the control bid.

     The Company is also subject to Ohio's Control Bid Statute. Ohio's Control Bid Statute provides that no offeror may make a "control bid" pursuant to a tender offer or a request or invitation for tenders unless, on the day the offeror commences a control bid, it files with the Ohio Division of Securities (the "Securities Division") and the target company certain information in respect of the offeror, his ownership of the corporation's shares and his plans for the corporation (including, among other things, plans to terminate employee benefit plans, close any plant or facility or reduce the work force). If the Securities Division determines that the offeror's disclosures are inadequate, it must act within three calendar days from the date of the offeror's filing to issue a suspension order. If a bid is suspended, a hearing must be held within 10 calendar days from the date of the Securities Division's suspension order. The hearing procedure must be completed no later than 16 calendar days after the date on which the suspension was imposed.

     A "control bid" under Ohio's Control Bid Statute is defined as the purchase of or an offer to purchase any equity security of an issuer with certain connections to Ohio from a resident of Ohio if (i) after the purchase of such security, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of the issued and outstanding equity securities of the issuer or (ii) the offeror as the issuer, there is a pending control bid by a person other than the issuer and the number of issued and outstanding shares of the corporation will be reduced by more than 10%.

     Finally, Ohio law provides for the right of the Board of Directors to consider the interests of various constituencies, including employees, customers, suppliers and creditors of the Company, as well as the communities in which the Company is located, in addition to the interest of the Company and its shareholders, in discharging their duties in determining what is in the Company's best interests.

     The above-described provisions of Ohio law may have certain antitakeover effects. Those provisions make it more difficult for other persons, without the approval of the Company's Board of Directors, to make a tender offer or acquisitions of substantial amounts of the Common Stock or to launch other takeover attempts that a shareholder might consider in such shareholder's best interests.

TRANSFER AGENT

     American Stock Transfer & Trust Company, New York, New York, acts as transfer agent for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 13,167,736 shares of Common Stock outstanding (13,662,736 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 3,300,000 shares offered hereby (3,795,000 shares if the Underwriters' over-allotment option is exercised in full), the 2,900,000 shares sold in the Company's initial public offering and approximately 182,980 "Rule 701 Shares" will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), except for those shares held by "affiliates" (as defined in the Securities Act) of the Company. The remaining 6,784,756 shares outstanding are "Restricted Securities" as that term is defined in Rule 144 of the Securities Act and fall into two categories, "Rule 144 Shares" consisting of 6,734,756 shares and "Regulation S Shares" consisting of 50,000 shares. In addition, 1,000,000 shares of Common Stock are reserved under the Incentive Award Plan for exercises of stock options granted by the Company, of which 791,850 shares are issuable upon the exercise of stock options the Company has granted as of the date of this Prospectus. The Company has registered the issuance of Common Stock in connection with the exercise of options under the Incentive Award Plan and, consequently, when such options become exercisable, such shares will be available for sale in the public market without restriction, to the extent they are not held by affiliates.

     The Rule 144 Shares are subject to all the limitations on resale imposed by Rule 144. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 132,446 shares based upon the number of shares outstanding after the Offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144. With respect to resale of Rule 701 Shares by affiliates, all Rule 144 limitations continue to apply except the two-year holding period.

     The Regulation S Shares are subject to the resale restrictions in Regulation S (governing foreign sales of securities) as well as contractual restrictions. As a result, the 50,000 Regulation S Shares may not be resold prior to February 9, 1997, except in compliance with Regulation S (foreign sales) to a person agreeing to comparable resale restrictions, or, thereafter, except pursuant to an applicable exemption, such as Regulation S or Rule 144.


     The Selling Shareholders and certain other Company shareholders who, upon completion of the Offering, will own in the aggregate 5,927,236 shares and the Company have each agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such shareholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements.

     The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

     Following the Offering, the Company may issue its Common Stock from time to time in connection with the acquisition of stock or assets of other companies. Such securities may be issued in transactions exempt from registration under the Securities Act.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Raymond James & Associates, Inc. are acting as representatives of the Underwriters (the "Representatives"), severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ---------
    Prudential Securities Incorporated........................................
    Raymond James & Associates, Inc...........................................

                                                                                ---------
              Total...........................................................  3,300,000
                                                                                =========

     The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their representatives, have advised the Company and the Selling Shareholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$               per share; and that such dealers may reallow a concession of
$               per share to certain other dealers. After the public offering, the offering price and the concession may be changed by the Representatives.

     The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 495,000 additional shares of Common Stock at the public offering price, less underwriting discounts, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,300,000.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.


     The Selling Shareholders and certain other Company shareholders who, upon completion of this Offering, will own in the aggregate 5,927,236 shares and the Company have agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters.


     In connection with this Offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of offers of sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the Common Stock offered hereby will be passed upon for the Company by Cowden, Humphrey & Sarlson Co., L.P.A., Cleveland, Ohio, counsel to the Company, and by Ulmer & Berne P.L.L., Cleveland, Ohio, securities counsel to the Company, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The combined financial statements of Advanced Lighting Technologies, Inc. Predecessor Companies at June 30, 1995 and 1994, and for each of the three years in the period ended June 30, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The balance sheet of Spectro Electric Inc. as at December 31, 1995 and the statements of operations and deficit and cash flows for the year then ended appearing in this Prospectus and Registration Statement have been audited by Doane Raymond, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, NY 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files annual reports, containing audited financial statements and a report thereon expressed by independent certified accountants, quarterly reports for the first three fiscal quarters of each year, containing certain unaudited interim financial information, proxy statements and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities described above.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
ADVANCED LIGHTING TECHNOLOGIES, INC. PREDECESSOR COMPANIES
  Audited Combined Financial Statements:
     Report of Ernst & Young LLP, Independent Auditors................................  F-2
     Combined Balance Sheets as of June 30, 1994 and 1995.............................  F-3
     Combined Statements of Income for the Years Ended June 30, 1993, 1994 and 1995...  F-4
     Combined Statements of Shareholders' Equity for the Years Ended June 30, 1993,
      1994 and 1995...................................................................  F-5
     Combined Statements of Cash Flows for the Years Ended June 30, 1993, 1994 and
      1995............................................................................  F-6
     Notes to Combined Financial Statements...........................................  F-7
ADVANCED LIGHTING TECHNOLOGIES, INC.
  Unaudited Condensed Consolidated Financial Statements:
     Condensed Consolidated Balance Sheet as of March 31, 1996 (Unaudited)............  F-17
     Condensed Consolidated Statements of Income for the nine months ended March 31,
      1995
       and 1996 (Unaudited)...........................................................  F-18
     Condensed Statement of Consolidated Shareholders' Equity for the nine months ended March 31, 1996 (Unaudited)................................................  F-19
     Condensed Consolidated Statements of Cash Flows for the nine months ended
       March 31, 1995 and 1996 (Unaudited)............................................  F-20
     Notes to Condensed Consolidated Financial Statements (Unaudited).................  F-21
SPECTRO ELECTRIC INC.
  Audited Financial Statements:
     Report of Doane Raymond, Independent Auditors....................................  F-23
     Balance Sheet as of December 31, 1995............................................  F-24
     Statement of Operations and Deficit for the year ended December 31, 1995.........  F-25
     Statement of Cash Flows for the year ended December 31, 1995.....................  F-26
     Notes to the Financial Statements................................................  F-27
  Unaudited Financial Statements:
     Balance Sheets as of March 31, 1995 and 1996 (Unaudited).........................  F-31
     Statements of Operations and Deficit for the three months ended March 31, 1995 and 1996 (Unaudited)............................................................  F-32
     Statements of Cash Flows for the three months ended March 31, 1995 and 1996
      (Unaudited).....................................................................  F-33
     Notes to the Financial Statements (Unaudited)....................................  F-34
ADVANCED LIGHTING TECHNOLOGIES, INC. AND SPECTRO ELECTRIC INC.
     Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 1995 and the nine months ended March 31, 1996 (Unaudited).......  P-1
     Notes to Pro Forma Condensed Combined Statements of Operations (Unaudited).......  P-2

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Advanced Lighting Technologies, Inc.

We have audited the combined balance sheets of Advanced Lighting Technologies, Inc. Predecessor Companies, as defined in Note A, as of June 30, 1995 and 1994, and the related combined statements of income, shareholders' equity and cash flows, for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Advanced Lighting Technologies, Inc. Predecessor Companies as of June 30, 1995 and 1994 and the combined results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Cleveland, Ohio
October 5, 1995

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                            COMBINED BALANCE SHEETS

                                 (In Thousands)

                                                                                JUNE 30
                                                                           1994         1995
                                                                          -------      -------
ASSETS
Current assets:
  Cash and cash equivalents............................................   $   663      $ 1,030
  Trade receivables, less allowances of $211 and $243, respectively....     5,327        7,176
  Receivables from related parties.....................................       218          673
  Inventories:
     Finished goods....................................................     3,388        3,560
     Raw materials and work-in-progress................................       942        1,496
                                                                          -------      -------
                                                                            4,330        5,056
  Prepaid expenses.....................................................       564          909
                                                                          -------      -------
Total current assets...................................................    11,102       14,844
Fixed assets:
  Land and buildings...................................................     1,747        1,849
  Machinery and equipment..............................................    12,390       13,673
  Furniture and fixtures...............................................     1,521        1,687
                                                                          -------      -------
                                                                           15,658       17,209
  Less accumulated depreciation........................................     4,244        5,199
                                                                          -------      -------
                                                                           11,414       12,010
Other assets...........................................................       938        1,493
                                                                          -------      -------
                                                                          $23,454      $28,347
                                                                          =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................   $ 3,222      $ 6,297
  Accounts payable to related parties..................................        42          449
  Accrued expenses.....................................................     3,280        4,122
  Current portion of long-term debt....................................     3,053        2,600
  Revolving credit facility............................................     1,530        2,041
                                                                          -------      -------
Total current liabilities..............................................    11,127       15,509
Long-term debt.........................................................     7,821        8,853
Other liabilities......................................................       794          171
Redeemable stock purchase warrants.....................................     2,547        4,849
Shareholders' equity:
  Preferred stocks.....................................................     2,175           50
  Common stocks........................................................       359          360
  Retained earnings....................................................    (1,369)      (1,445)
                                                                          -------      -------
                                                                            1,165       (1,035)
                                                                          -------      -------
                                                                          $23,454      $28,347
                                                                          =======      =======

See notes to combined financial statements.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                         COMBINED STATEMENTS OF INCOME

                          For the Years Ended June 30
                    (In Thousands, Except Per Share Amounts)

                                                                1993         1994         1995
                                                               -------      -------      -------
Net sales...................................................   $25,455      $30,938      $40,767
Costs and expenses:
  Cost of sales.............................................    17,033       17,253       21,899
  Selling, general and administrative.......................     5,500        8,400       11,833
  Research and development..................................     1,166        1,006        1,673
  Reorganizing and restructuring............................     7,152          852         (121)
                                                               -------      -------      -------
Income (loss) from operations...............................    (5,396)       3,427        5,483
Interest expense............................................       938        2,150        2,129
                                                               -------      -------      -------
Income (loss) before income taxes and extraordinary items...    (6,334)       1,277        3,354
Income taxes................................................        48           71          212
                                                               -------      -------      -------
Income (loss) before extraordinary items....................    (6,382)       1,206        3,142
Extraordinary credits (losses) (net of applicable income
  taxes of
  $0 in 1993 and $168 in 1995)..............................    11,368           --         (253)
                                                               -------      -------      -------
Net income..................................................   $ 4,986      $ 1,206      $ 2,889
                                                               =======      =======      =======
Income (loss) per share:
  Before extraordinary items................................   $  (.96)     $   .13      $   .10
  Extraordinary items.......................................      1.45           --         (.03)
                                                               -------      -------      -------
  Net income................................................   $   .49      $   .13      $   .07
                                                               =======      =======      =======
  Shares used for computing per share amounts...............     7,818        7,818        7,818
                                                               =======      =======      =======

See notes to combined financial statements.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

                          For the Years Ended June 30
                                 (In Thousands)

                                                 PREFERRED      COMMON      RETAINED      SHAREHOLDERS'
                                                   STOCK        STOCK       EARNINGS         EQUITY
                                                 ---------      ------      --------      -------------
Balance at July 1, 1992.......................    $  2,125       $254       $ (6,724)        $(4,345)
Net income....................................          --         --          4,986           4,986
Change in value of warrants...................          --         --           (961)           (961)
                                                  --------      ------      --------      ----------
Balance at June 30, 1993......................       2,125        254         (2,699)           (320)
Net income....................................          --         --          1,206           1,206
Capitalization of a Predecessor...............          50        105             --             155
Redemption of warrants........................          --         --           (340)           (340)
Change in value of warrants...................          --         --            464             464
                                                  --------      ------      --------      ----------
Balance at June 30, 1994......................       2,175        359         (1,369)          1,165
Net income....................................          --         --          2,889           2,889
Redemption of preferred stock.................      (2,125)        --           (663)         (2,788)
Change in value of warrants...................          --         --         (2,302)         (2,302)
Capitalization of a Predecessor...............          --          1             --               1
                                                  --------      ------      --------      ----------
Balance at June 30, 1995......................    $     50        360       $ (1,445)        $(1,035)
                                                  ========      ======      ========      ==========

See notes to combined financial statements.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                          For the Years Ended June 30
                                 (In Thousands)

                                                              1993          1994          1995
                                                            --------      --------      --------
OPERATING ACTIVITIES
Net income...............................................   $  4,986      $  1,206      $  2,889
Adjustments to reconcile net income to net cash provided
  by (used in) operating activities:
     Depreciation and amortization.......................      1,280         1,467         1,399
     Provision for doubtful accounts.....................         46            70            32
     Reorganizing and restructuring......................      6,230           852           286
     Deferred income taxes...............................        (27)          (19)         (959)
     Extraordinary (credit) loss.........................    (11,368)           --           253
     Changes in operating assets and liabilities:
       Change in receivables.............................        775        (2,289)       (2,338)
       Change in inventories.............................        229           794          (986)
       Change in prepaids and other assets...............        641          (425)         (412)
       Changes in accounts payable and accrued
          expenses.......................................        506          (228)        4,369
       Changes in other liabilities......................       (607)          (25)          (69)
                                                            --------      --------      --------
Net cash provided by operating activities................      2,691         1,403         4,464
INVESTING ACTIVITIES
Purchases of fixed assets................................       (900)       (1,043)       (1,530)
                                                            --------      --------      --------
Net cash used in investing activities....................       (900)       (1,043)       (1,530)
FINANCING ACTIVITIES
Proceeds from revolving credit facility..................     11,867        19,904        24,630
Repayments of revolving credit facility..................    (16,923)      (18,569)      (24,088)
Proceeds of long-term debt...............................      4,017           191         1,726
Payments of long-term debt and capital leases............       (985)       (2,152)       (4,776)
Issuance of common and preferred stocks..................         --           155            --
Borrowings for preferred stock redemption and
  dividends..............................................         --            --         2,788
Redemption of preferred stock and dividends..............         --            --        (2,788)
Other....................................................      1,013          (321)          (59)
                                                            --------      --------      --------
Net cash used in financing activities....................     (1,011)         (792)       (2,567)
                                                            --------      --------      --------
Change in cash and cash equivalents......................        780          (432)          367
Cash and cash equivalents at beginning of year...........        315         1,095           663
                                                            --------      --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.................   $  1,095      $    663      $  1,030
                                                            ========      ========      ========
SUPPLEMENTAL CASH FLOW DISCLOSURES
Equipment acquired by capital leases.....................   $      6      $     79      $    145
Interest paid............................................        893         1,362         1,688

See notes to combined financial statements.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                    YEAR ENDED JUNE 30, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

A. ORGANIZATION AND PRESENTATION

Advanced Lighting Technologies, Inc. (the "Company") is an innovation-driven designer, manufacturer and marketer of metal halide lighting products, including lamps (light bulbs), lamp components and lamp production equipment.

The Company was formed as an Ohio corporation on May 19, 1995 for the purpose of acquiring ownership, primarily by merger (the "Combination"), of 17 affiliated operating corporations that were previously under common ownership and management (the "Predecessors"), each one of which is engaged in an aspect of the metal halide lighting business. More specifically, the Combination was principally effected through a series of non-monetary mergers or stock exchanges in which the Predecessors' shareholders received shares of the Company, except that certain former employees received, in the aggregate, an insignificant amount of cash for their shares.

The Predecessors combining to form the Company included the following operating corporations (with their dates of incorporation):

Venture Lighting International, Inc. ("Venture")
(October 23, 1981)
APL Engineered Materials, Inc. ("APL")
(May 21, 1990)
Lighting Resources International, Inc. ("LRI")
(March 28, 1984)
Specialty Discharge Lighting, Inc. ("SDL")
(November 21, 1991)
Energy-Wise Lighting, Inc. (April 3, 1992)
The Light Source, Inc. (January 24, 1992)
HID Direct, Inc. (November 8, 1993)
HID Recycling, Inc. (June 8, 1995)
Bright Ideas Advertising and Design, Inc.
(January 3, 1994)

Metal Halide Technologies, Inc.
(February 13, 1992)
Energy Efficient Products, Inc. (January 26, 1994)
Metal Halide Controls, Inc. (February 27, 1995)
Bio Light, Inc. (August 14, 1992)
MICROSUN Technologies, Inc. (June 30, 1995)
High Intensity Technologies, Inc.
(September 8, 1994)
Venture Lighting International, Ltd. (July 6, 1993)
Pacific Lighting, Inc. (May 30, 1994)

The Combination has been accounted for as a reorganization of entities under common control. Historical financial statements of each of the Predecessors have been combined for all periods presented. Certain adjustments have been recorded primarily to eliminate intercompany transactions that would have been required had the Company been a consolidated entity during such periods.

On July 29, 1992, Venture filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On July 7, 1993, Venture emerged from protection under Chapter 11. The results of operations of Venture for the period July 4, 1992 to July 7, 1993 are classified in the combined statements as results of operations for the year ended June 30, 1993.

Reference to the Company, in the following notes to combined financial statements, refers to one or more of the Predecessors.

B. SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                             (DOLLARS IN THOUSANDS)

ACCOUNTS RECEIVABLE

Trade accounts receivable are principally from major manufacturers and distributors in the lighting industry. Generally, collateral or other security is not required.

INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market.

FIXED ASSETS

Property, plant and equipment are stated at cost. The cost of self-constructed assets include related materials, labor, overhead and interest. Depreciation of plant and equipment is provided to amortize the assets' costs over their estimated useful lives and is computed by the straight-line method. Repair and maintenance costs are expensed as incurred. The weighted average useful lives for each major category of fixed assets follow:

        Buildings..................................................           30 years
        Machinery and equipment....................................           17 years
        Furniture and fixtures.....................................            8 years

REVENUE RECOGNITION

Lamp and lamp component revenue is recognized when products are shipped and lamp production equipment revenue is recognized under the percentage of completion method.

C. FINANCING ARRANGEMENTS

Short-term debt consists of the following:

                                                                          JUNE 30
                                                                      1994       1995
                                                                     ------     ------
        Revolving credit facility.................................   $1,435     $1,867
        Other.....................................................       95        174
                                                                     ------     ------
                                                                     $1,530     $2,041
                                                                     ======     ======

The Company has a $4,000 revolving credit agreement (subject to collateral availability) that expires on July 2, 1996 and bears interest at prime (9.00% at June 30, 1995) plus 1%, payable monthly. Unused availability under the line ($1,517 at June 30, 1995) is subject to a 0.5% per annum commitment fee. The cash receipts of the Company are automatically used to repay the line on a daily basis via a lock-box sweep agreement controlled by the lender. Further, the revolving credit agreement contains acceleration clauses that are subject to the lender's interpretation. Accordingly, the amounts borrowed under the revolving credit agreement are classified as a current liability.

The Company has available a $1,000 revolving credit facility which expires the earlier of September 30, 1996 or the date on which the senior note (see following chart) is paid in full. No amounts were borrowed as of June 30, 1995. Commitment fees for the unused portion of this credit facility are 0.25% per annum.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                             (DOLLARS IN THOUSANDS)

C. FINANCING ARRANGEMENTS--CONTINUED

Long-term debt consists of the following:

                                                                                 JUNE 30
                                                                            1994        1995
                                                                           -------     -------
Senior note payable in variable quarterly installments, through
  December 31, 1999; interest at 4.75% per annum plus the commercial
  rate (10.81% at June 30, 1995)........................................        --     $ 6,254
Senior note payable in variable quarterly installments..................   $ 2,532          --
15% subordinated note payable in quarterly installments of $500.........     1,885          --
Term note payable in monthly installments of $75 with the remaining
  balance due July 2, 1997; interest at prime plus 1.5%.................     3,000       3,500
Fixed rate note with financial institutions.............................     2,000          --
7.5% mortgage note payable in monthly principal installments of $5.5
  plus accrued interest through October 1, 2008.........................       953         886
Term loan payable in monthly installments of $2.1 including interest
  through October 1999; interest at prime plus 1.5%.....................       100          87
Term loan payable in quarterly installments of $5.4 including interest
  through May 2000; interest at prime plus 1.5%.........................        --          91
Term loan payable in monthly installments of $1.6 through June 2000,
  interest at 11%.......................................................        --          75
Subordinated note payable to affiliate (including accrued interest of
  $25.5),
  interest at 10%.......................................................        90          98
Unsecured indebtedness..................................................       676         556
Debt discount...........................................................      (509)       (254)
Other...................................................................       147         160
                                                                           -------     -------
                                                                            10,874      11,453
Less current maturities.................................................     3,053       2,600
                                                                           -------     -------
                                                                           $ 7,821     $ 8,853
                                                                           =======     =======

On October 31, 1994, the Company refinanced its senior and subordinated notes by entering into an amended and restated secured senior note agreement. This refinancing resulted in an extraordinary loss on the early extinguishment of debt of $253 ($420 before income taxes) in fiscal 1995. The current portion of the senior note payable under the amended and restated agreement is based upon scheduled fixed payments. Such amounts may be increased according to formulas for computing surplus cash flow as defined in the senior note agreement.

The term note maturing July 2, 1997 may be subject to certain mandatory prepayments according to a formula for computing excess cash flow as defined in the loan agreement. No prepayments were due as of June 30, 1995. Interest on the term note is based on the prime rate which was 9.0% as of June 30, 1995. The fixed rate note was merged into the term note during 1995.

The 7.5% mortgage note is secured by the land and building of APL (approximately $1,670 at June 30, 1995).

The term loan payable through October 1999 is pursuant to a secured credit agreement. The secured credit agreement contains a revolving credit facility with maximum availability of $150 and a term loan of $100. Borrowings under the revolving credit facility of the secured credit agreement are limited to certain levels of eligible inventories, accounts receivable and equipment of SDL. Borrowings under the agreement are secured

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                             (DOLLARS IN THOUSANDS)

C. FINANCING ARRANGEMENTS--CONTINUED

by substantially all of SDL's assets (approximately $875 at June 30, 1995). The agreement also places restrictions on SDL's ability to make payments on the subordinated note payable to affiliate.

The term loan payable through May 2000 represents a five-year term loan facility with maximum borrowings of $250 to finance the acquisition of equipment. Under the terms of the facility, the Company may draw on the loan as the equipment is purchased. Such equipment (net book value of $198 at June 30, 1995) is pledged as collateral under the terms of the agreement.

The term loan payable through June 2000 is pursuant to the Ohio Edison Commercial Efficiency program and is unsecured.

The unsecured indebtedness is the remaining balance of the prepetition liabilities of Venture which Venture agreed to pay to unsecured creditors as part of its plan of reorganization. The unsecured indebtedness does not bear interest and payments of $75 are due quarterly. As of June 30, 1995, the Company had not made two quarterly payments. As of October 5, 1995, no collection action has been undertaken or threatened by the Creditors' Committee. The Plan of Reorganization does not provide for acceleration of future payments to the unsecured Creditors in the event of non-payment.

The term note maturing July 2, 1997 and the revolving credit facility are secured by substantially all of the assets of Venture ($16,500 at June 30, 1995). In addition, all of Venture's outstanding shares of common stock have been pledged by Venture's shareholder in support of such borrowings.

The provisions of the agreements covering the term note maturing July 2, 1997, and the revolving credit facility contain restrictions on Venture concerning the incurrence of indebtedness and liens, investments, guarantees of the indebtedness of others, the sale of assets, the issuance of capital stock and the payment of dividends. In addition, Venture must maintain certain working capital and debt ratios as well as certain net worth levels. As of June 30, 1995, Venture was not in compliance with certain restrictive covenants including the requirement to maintain a current ratio and a minimum fixed charge coverage ratio of greater than one. As of October 5, 1995, retroactively effective to June 30, 1995, these events of noncompliance were waived by amendment to the agreements by Venture's primary lending institution. Management has concluded that Venture will be in compliance with the terms of all financial covenants under the amended term note and revolving credit agreements for each of the ensuing four quarters. As of June 30, 1995 no retained earnings were available for the payment of dividends under the provisions of the agreement.

The provisions of the senior note payable through December 31, 1999 and a revolving credit agreement contain restrictions on APL concerning the incurrence of indebtedness and liens, investments, guarantees of the indebtedness of others, the sale of assets, the issuance of capital stock and the payments of dividends. In addition, APL must maintain certain current and debt ratios as well as certain net worth levels. APL was not in compliance with certain of these covenants as of June 30, 1995. On October 5, 1995, retroactively effective to June 30, 1995, these events of noncompliance were waived by APL's primary lending institution. Management has concluded that APL will be in compliance with the terms of all financial covenants under the revolving credit agreement for each of the ensuing four quarters. The senior note and the revolving credit agreement are secured by all of the assets of APL except building and land. In addition, all of the outstanding shares of common stock of APL are also pledged in support of the senior note.

Aggregated scheduled maturities of long-term debt are: $2,600 in 1996; $4,066 in 1997; $1,487 in 1998; $1,563 in 1999 and $839 in 2000.

The fair value of debt, calculated using discounted cash flows at current borrowings rates, approximates carrying value. Debt issuance costs and debt discount are being amortized over the terms of the related debt.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                             (DOLLARS IN THOUSANDS)

D. SHAREHOLDERS' EQUITY

The common stock authorized, issued and outstanding as of June 30, 1995 represents the aggregate of the Predecessors' common stocks. The shares authorized, issued and outstanding of the individual issues of common stock of the Predecessors are not presented as the information is not meaningful.

The Predecessors' common shares will be exchanged for 7,281,849 shares of the Common Stock of the Company. Such exchange will be based upon the relative fair values of the Predecessors. The Company plans to have 22,000,000 shares authorized and anticipates having 7,281,849 shares outstanding prior to completion of the initial public offering. An additional 2,900,000 shares are planned to be issued in connection with the initial public offering.

The Company anticipates granting Incentive Options to purchase the Common Stock of the Company prior to completion of the initial public offering. Approximately 230,000 "A" Incentive Options will be issued at an expected exercise price equal to the initial public offering price per share and will become vested based on operating performance or at the end of five years from date of grant. Approximately 312,500 "B" Incentive Options will be issued at an expected exercise price equal to the initial public offering price per share and will become vested as follows: 25% in year one, 35% in year two and 40% in year three, from the date of grant.

At June 30, 1995, the Company had 892,500 preferred shares outstanding (without par value). In August 1995, the Company redeemed such preferred shares for $1,012,500.

E. EMPLOYEE BENEFITS

The Company has two elective savings and retirement plans covering substantially all full-time employees at two of the Predecessors. The Plans are funded by participants' contributions with a portion matched by the Company if certain criteria are met. Administrative expenses of the plan are paid by the Company. Total expenses recognized for the plans were $234 in 1995, $163 for 1994 and $111 for 1993.

The Company also has two profit-sharing retirement plans covering substantially all salaried employees at two of the Predecessors. The plans are funded through participant contributions, which are matched by Company contributions up to 2%. Company contributions were $16 for the year ended June 30, 1995.

F. INCOME TAXES

The provision for income taxes is computed in accordance with Financial Accounting Standards Board Statement No. 109 and is based on applicable federal and state statutory rates adjusted for permanent differences between financial and taxable income.

Income taxes have been provided as follows:

                                                                 1993       1994      1995
                                                                -------     -----     -----
    Federal:
      Current................................................   $(2,907)    $ 253     $ 776
      Deferred...............................................     2,391      (188)     (538)
                                                                -------     -----     -----
    State and Local:
      Current................................................      (594)       50       160
      Deferred...............................................     1,158       (44)     (186)
                                                                -------     -----     -----
                                                                $    48     $  71     $ 212
                                                                =======     =====     =====

The combined income tax provision has been calculated as if the Predecessors have filed a consolidated tax return in all periods presented.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                             (DOLLARS IN THOUSANDS)

F. INCOME TAXES--CONTINUED

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are as follows:

                                                                    1994        1995
                                                                   -------     -------
        Deferred tax liabilities:
          Tax over book depreciation............................   $ 1,849     $ 1,016
          Other.................................................        --          38
                                                                   -------     -------
        Total deferred tax liabilities..........................     1,849       1,054
        Deferred tax assets:
          Net operating loss carryforwards......................     3,700       4,100
          Deferred tax assets from AMT carryforward.............        73          43
          Tax under book accrued expenses.......................        33          39
          Other.................................................       900         604
                                                                   -------     -------
                                                                     4,706       4,786
        Valuation allowance.....................................    (2,704)     (2,872)
        Total deferred tax assets...............................     2,002       1,914
                                                                   -------     -------
        Net deferred tax asset..................................   $   153     $   860
                                                                   =======     =======

The statutory federal income tax rate and the effective income tax rate are reconciled as follows:

                                                                       1993      1994      1995
                                                                       -----     -----     -----
Statutory rate......................................................    34.0%     35.0%     35.0%
State and local income taxes net of federal benefit.................     8.0       5.0       1.0
Net operating loss..................................................   (33.0)    (15.0)    (31.0)
Other...............................................................     2.0       5.0       2.0
                                                                       -----     -----     -----
Effective tax rate..................................................    11.0%     30.0%      7.0%
                                                                       =====     =====     =====

Income taxes paid (net of refunds) were $25 in 1993; $117 in 1994 and $280 in 1995.

As of June 30, 1995, the Company had net operating loss carryforwards for tax purposes of approximately $11,000 available to offset future taxable income. These carryforwards expire in the years fiscal 2006 through fiscal 2010.

G. REDEEMABLE STOCK PURCHASE WARRANTS

Warrants were issued in connection with the refinancing that enabled Venture to emerge from protection under Chapter 11 of the United States Bankruptcy Code. Venture valued the warrants at $1,300 on date of issuance based upon an independent appraisal. The warrants may be exercised to purchase 4,000 shares of Venture's common stock for a nominal amount. The warrants are exercisable through September 30, 1998 and represent a potential 40% equity interest in Venture.

Under certain conditions, the Company can reduce the Venture warrant position pursuant to a formula based on Venture's earnings as defined in the warrant agreement. Further, after 1999, the Company has the right to redeem the warrants under terms specified in the warrant agreement.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                             (DOLLARS IN THOUSANDS)

G. REDEEMABLE STOCK PURCHASE WARRANTS--CONTINUED

In October 1995, the Company entered into an Agreement to Repay the Venture warrantholder, representing a potential 25% equity interest in Venture. Under the terms of the Agreement, upon a successful public offering of the common stock of the Company, such warrant holder may exchange its warrant together with certain other consideration for $3,000 plus 5.0% of the Company's common stock.

The remaining Venture warrant (representing a potential 15% equity interest in Venture) is held by the Company. Management of the Company has declared its intent to cancel the remaining warrant upon a successful public offering of the common stock of the Company.

Warrants were issued by APL in connection with a financing agreement that permits the holder to purchase shares of APL's Class A convertible non voting common stock equal to a 15% equity interest in APL. In October 1995, APL and its lender entered into a non-binding letter of intent permitting APL to redeem the warrants. Under the terms of the letter of intent the warrants may be redeemed during the first three months of calendar year 1996, for the greater of $2,400 or at an amount based on a multiple of APL's earnings for the twelve-month period ending the month prior to the redemption. The warrants have been valued at $3,199 at June 30, 1995 reflecting management's estimate of the amount the Company may be required to pay upon redemption. On December 7, 1995, APL will have an unrestricted right to call the warrants.

H. REORGANIZATION AND RESTRUCTURING CHARGES

In 1993, upon emergence from operating under protection of Chapter 11 of the U.S. Bankruptcy Code, Venture disposed of certain assets, consisting primarily of $5.2 million of equipment related to exiting certain product lines. Reorganizing charges also included $1.7 million of professional fees and administrative expenses. Management does not expect these reorganization costs to recur in future periods.

Effective June 30, 1994, APL recorded a provision of $852 for the costs, principally inventory and equipment write-downs, to exit its non-lamp product line. The non-lamp product line consisted of high purity chemicals with non-lamp applications. The decision was made in order to focus solely on the manufacturing of products related to the lighting industry.

During 1995, the disposition plan was revised resulting in a reduction ($121) of the estimated costs to exit the non-lamp product line. Management of APL has signed a letter of intent to effectively sell the non-lamp assets (principally inventory and equipment) to a non combined affiliate of the Company for an amount not to be less than the carrying value of such assets as of June 30, 1995. The carrying value of non lamp assets as of June 30, 1995 is approximately $190.

I. RELATED PARTY TRANSACTIONS

All significant intercompany transactions between the Predecessors have been eliminated for purposes of the combined financial statements. Management fees were paid by the Predecessor to a non combined affiliate of $831, $173 and $82 in 1995, 1994 and 1993 respectively.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                             (DOLLARS IN THOUSANDS)

J. COMMITMENTS

The Company leases a building and certain equipment under non-cancelable operating lease agreements. The building lease is scheduled to expire on December 31, 1995. Total rent expense was $476 in 1993, $580 in 1994 and $613 in 1995. Future minimum lease commitments are as follows:

          Year:
            1996......................................................     $   808
            1997......................................................         673
            1998......................................................         678
            1999......................................................         510
            2000......................................................         466
          Thereafter..................................................         622
                                                                           -------
          Minimum lease payments......................................     $ 3,757
                                                                           =======

Estimated costs to complete construction in progress at June 30, 1995 were $423.

K. BUSINESS SEGMENT INFORMATION

The Company operates in a single industry: the design, manufacture and sale of metal halide lighting products including lamps, components and production equipment. While the Company offers a wide range of metal halide lighting products, all of the Company's products are manufactured in the United States. Export sales to unaffiliated customers, which were not significant in any individual country, totaled $5,040, $6,442, and $12,129 in fiscal 1993, 1994 and 1995 respectively. Approximately $4,100 of net sales in 1995 were made to one significant customer.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                             (DOLLARS IN THOUSANDS)

L. INCOME (LOSS) PER SHARE

Income (loss) per share is computed as follows:

     Shares in all years:
       Weighted average shares deemed outstanding..........................    7,281,849
       Shares to be issued in exchange for warrants........................      535,887
                                                                             -----------
       Weighted average shares used in computing income (loss) per share...    7,817,736
                                                                             ===========

                                                             1993        1994        1995
                                                            -------     -------     -------
     Income (loss):
       Income (loss) before extraordinary items...........  $(6,382)    $ 1,206     $ 3,142
       Less: Preferred stock dividends(1).................      170         170          58
             Increase in warrants' value(2)...............      961          --       2,302
                                                            -------     -------     -------
       Income before extraordinary items attributable to
          common shareholders.............................  $(7,513)    $ 1,036     $   782
                                                            =======     =======     =======
       Net income.........................................  $ 4,986     $ 1,206     $ 2,889
       Less: Preferred stock dividends(1).................      170         170          58
             Increase in warrants' value(2)...............      961          --       2,302
                                                            -------     -------     -------
       Net income attributable to common shareholders.....  $ 3,855     $ 1,036     $   529
                                                            =======     =======     =======
     Income (loss) per share:
       Income (loss) before extraordinary items...........  $  (.96)    $   .13     $   .10
       Extraordinary gain (loss)..........................     1.45          --        (.03)
                                                            -------     -------     -------
       Net income.........................................  $   .49     $   .13     $   .07
                                                            =======     =======     =======

- ---------------

(1) The preferred stock dividends represent cumulative dividends in arrears. No dividends were declared on the preferred stock in any of the years presented. The cumulative dividends were paid to the preferred shareholders when the related preferred shares were redeemed in October 1994.

(2) There was no accretion in the value of the warrants in 1994. Upon successful completion of the Company's initial public offering, management intends to redeem the outstanding warrants.

M. SUBSEQUENT EVENT (UNAUDITED)

     In connection with a claim made by former preferred shareholders, certain shareholders of the Company agreed to contribute an aggregate of 273,185 common shares from their personal holdings to such former preferred shareholders upon the completion of the Company's initial public offering. The value of the settlement of $2,732 was recognized as a nonrecurring, noncash expense of the Company in the second quarter of fiscal 1996.

N. CONTINGENCY (UNAUDITED)

     On March 1, 1996, Edmund E. Heartstedt asserted a claim in the United States District Court for the Northern District of Ohio against Wayne R. Hellman, Chief Executive Officer and a director of the Company, and Louis S. Fisi, Chief Financial Officer and a director of the Company, alleging certain misrepresentations and/or omissions were made to him in connection with: (i) the cash-out of his interest effected by a merger of a Predecessor into the Company, as to which Mr. Heartstedt did not exercise his statutory appraisal rights; and

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS--CONTINUED
                             (DOLLARS IN THOUSANDS)


(ii) the purchase by Mr. Hellman of Mr. Heartstedt's beneficial interest in a trust controlled by Mr. Hellman. Mr. Heartstedt alleges that the misrepresentations and/or omissions made by Mr. Fisi and others on behalf of Messrs. Hellman and Fisi caused him direct damages which he believes exceed $900. The suit also claims punitive damages in an undetermined amount believed by the Plaintiff to exceed $2,700. Messrs. Hellman and Fisi have denied the allegations and are vigorously defending the claim. Although the Company is not currently named as a party, Mr. Heartstedt's counsel has indicated that the Company may be named as an additional defendant in this litigation. Even if the Company were so named, the Company does not believe this litigation could reasonably be expected to have a material adverse effect on the Company.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 (In thousands)

                                                                                    MARCH 31
                                                                                      1996
                                                                                 --------------
ASSETS
Current assets:
  Cash and cash equivalents....................................................     $  2,109
  Trade receivables, less allowance of $280....................................       13,067
  Inventories:
     Finished goods............................................................        8,763
     Raw materials and work-in-progress........................................        2,673
                                                                                     -------
                                                                                      11,436
  Prepaid expenses.............................................................        1,029
                                                                                     -------
Total current assets...........................................................       27,641
Property, plant and equipment:
  Land and buildings...........................................................        2,070
  Machinery and equipment......................................................       15,509
  Furniture and fixtures.......................................................        2,774
                                                                                     -------
                                                                                      20,353
  Less accumulated depreciation................................................        6,517
                                                                                     -------
                                                                                      13,836
Other assets...................................................................        4,250
                                                                                     -------
                                                                                    $ 45,727
                                                                                     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................................................     $  7,359
  Accrued expenses.............................................................        6,060
  Current portion of long-term debt............................................          127
                                                                                     -------
Total current liabilities......................................................       13,546
Long-term debt.................................................................        7,268
Other liabilities..............................................................          553
Shareholders' equity:
  Common stock.................................................................           11
  Paid-in-capital..............................................................       26,080
  Retained earnings (deficit)..................................................       (1,731)
                                                                                     -------
                                                                                      24,360
                                                                                     -------
                                                                                    $ 45,727
                                                                                     =======

See notes to condensed consolidated financial statements (Unaudited).

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                (In thousands, except per share dollar amounts)

                                                                            NINE MONTHS ENDED
                                                                                MARCH 31
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Net sales................................................................  $30,019     $37,295
Costs and expenses:
  Cost of sales..........................................................   16,280      19,957
  Selling, general and administrative....................................    8,460      10,259
  Research and development...............................................    1,150       1,714
  Noncash settlement of claim............................................       --       2,732
  Restructuring..........................................................     (395)         --
                                                                           -------     -------
Income from operations...................................................    4,524       2,633
Interest expense.........................................................    1,638       1,150
                                                                           -------     -------
Income before income taxes and extraordinary charges.....................    2,886       1,483
Income taxes.............................................................      818         525
                                                                           -------     -------
Income before extraordinary charges......................................    2,068         958
Extraordinary charges....................................................      253         135
                                                                           -------     -------
Net income...............................................................  $ 1,815     $   823
                                                                           =======     =======
Income (loss) per share:
  Before extraordinary charges...........................................  $  0.03     $ (0.04)
  Extraordinary charges..................................................    (0.03)      (0.02)
                                                                           -------     -------
Net income (loss) per share..............................................  $    --     $ (0.06)
                                                                           =======     =======
Shares used for computing per share amounts..............................    7,818       8,999
                                                                           =======     =======

See notes to condensed consolidated financial statements (Unaudited).

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

      CONDENSED STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY (UNAUDITED)

                        NINE MONTHS ENDED MARCH 31, 1996

                                                                   SHAREHOLDERS' EQUITY
                                                   ----------------------------------------------------
                                                   PREFERRED   COMMON   PAID-IN   RETAINED
                                                     STOCK     STOCK    CAPITAL   EARNINGS      TOTAL
                                                   ---------   ------   -------   ---------   ---------
                                                                      (IN THOUSANDS)
Balance at July 1, 1995 .........................    $  50     $ 360         --    $ (1,445)  $  (1,035)
Net income ......................................       --        --         --         823         823
Activities prior to initial public offering of
  stock:
  Sale of common stock...........................       --       147         --          --         147
  Redemption of preferred and common stock.......      (50)     (252 )       --      (1,109)     (1,411)
  Stock options exercised........................       --        10         --          --          10
  Exchange of subsidiary companies' stock for
     parent company stock........................       --      (259 )  $   259          --          --
  Noncash settlement of claim....................       --        --      2,732          --       2,732
Activities subsequent to public offering of
  stock:
  Net proceeds from public offering..............       --         3     23,958          --      23,961
  Issuance of 5% equity in exchange for warrants
     and other consideration.....................       --         1     (1,350)         --      (1,349)
  Exchange of subsidiary company stock for parent
     company stock...............................       --         1        481          --         482
                                                      ----     -----    -------     -------     -------
Balance at March 31, 1996........................    $  --     $  11    $26,080    $ (1,731)  $  24,360
                                                      ====     =====    =======     =======     =======

See notes to condensed consolidated financial statements (Unaudited).

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (In thousands)

                                                                           NINE MONTHS ENDED
                                                                               MARCH 31,
                                                                          --------------------
                                                                            1995        1996
                                                                          --------     -------
OPERATING ACTIVITIES
  Net income............................................................  $  1,815     $   823
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization......................................     1,278       1,272
     Noncash settlement of claim........................................        --       2,732
     Extraordinary charges..............................................       253         135
     Changes in operating assets and liabilities:
       Trade receivables................................................    (2,817)     (4,255)
       Inventories......................................................      (802)     (4,006)
       Prepaids and other assets........................................      (528)     (1,408)
       Accounts payable and accrued expenses............................     3,236       5,845
       Other liabilities................................................      (231)        380
                                                                          --------     -------
          Net cash provided by operating activities.....................     2,204       1,518

INVESTING ACTIVITIES
  Purchase of businesses................................................        --      (3,330)
  Purchases of plant and equipment......................................      (620)     (2,462)
                                                                          --------     -------
          Net cash used in investing activities.........................      (620)     (5,792)

FINANCING ACTIVITIES
  Proceeds from revolving credit facility...............................    18,315      10,580
  Payments of revolving credit facility.................................   (17,620)     (8,084)
  Proceeds from long-term debt..........................................       251       6,478
  Payments of long-term debt and capital leases.........................    (2,164)     (5,806)
  Proceeds from issuance of common stock................................         1         157
  Borrowings for preferred stock redemption and dividends...............     2,789          --
  Redemption of preferred stock and dividends...........................    (2,789)     (1,101)
  Redemption of common stock............................................        --        (310)
  Net proceeds from initial public offering.............................        --      23,961
  Use of net proceeds from initial public offering:
     Payment of long-term debt..........................................        --      (3,350)
     Payment of revolving credit facility...............................        --      (4,429)
     Redemption of warrants.............................................        --      (6,199)
     Payment of trade payables..........................................        --      (4,447)
     Payment of note....................................................        --      (1,541)
     Other..............................................................        --        (556)
                                                                          --------     -------
          Net cash (used in) provided by financing activities...........    (1,217)      5,353
                                                                          --------     -------
Increase in cash and cash equivalents...................................       367       1,079
Cash and cash equivalents, beginning of period..........................       663       1,030
                                                                          --------     -------
          Cash and cash equivalents, end of period......................  $  1,030     $ 2,109
                                                                          ========     =======
SUPPLEMENTAL CASH FLOW DISCLOSURES
  Interest paid.........................................................  $  1,044     $   870
  Income taxes paid.....................................................       204         136
  Noncash transactions:
     Equipment acquired by capital leases...............................        --         120
     Noncash consideration for purchase of business.....................        --         579

See notes to condensed consolidated financial statements (Unaudited).

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                 MARCH 31, 1996
                                 (In thousands)

A. ORGANIZATION

     Advanced Lighting Technologies, Inc. (the "Company") was formed as an Ohio corporation on May 19, 1995 for the purpose of acquiring ownership, primarily by merger (the "Combination"), of 17 affiliated operating corporations that were previously under common ownership and management (the "Predecessors"), each one of which is engaged in an aspect of the metal halide lighting business. More specifically, the Combination was principally effected through a series of nonmonetary mergers or stock exchanges in which the Predecessors' shareholders received shares of the Company.

     The Combination was effective in October 1995 and has been accounted for as a reorganization of entities under common control. Historical financial statements of each of the Predecessors were combined for periods prior to the Combination and reflect adjustments, primarily to eliminate intercompany transactions, that would have been required had the Company been a consolidated entity.

B. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. All adjustments which are, in the opinion of management, necessary for a fair presentation have been made and are of a normal and recurring nature. The results of operations for the interim periods are not necessarily indicative of results of operations that may be expected for the full year ending June 30, 1996. For further information, refer to the combined financial statements and notes thereto for the year ended June 30, 1995, included elsewhere in this Prospectus.

C. CREDIT AGREEMENT

     In March 1996, the Company entered into a three year revolving credit agreement (the "Agreement") with a bank. The Agreement permits borrowings up to $25,000 based on eligible levels of accounts receivable and inventories and certain other criteria. Interest on the amounts borrowed are determined based on a choice of formulas of the prime rate or LIBOR. The Agreement also provides for the issuance of letters of credit against unborrowed availability.

D. NONCASH SETTLEMENT OF CLAIM

     On October 27, 1995, several former preferred shareholders of the Company's lamp manufacturing predecessor whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company.

     On November 15, 1995, such officers entered into a settlement agreement with the former preferred shareholders, whereby they transferred, from their personal holdings, an aggregate of 273,185 shares of the Company's common stock to the former preferred shareholders. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interest of shareholders of the Company. The settlement was recorded as a noncash expense and paid-in capital of the Company in the three months ended December 31, 1995.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

                                 MARCH 31, 1996
                                 (In thousands)

E. INCOME TAXES

     The Company has net operating loss carryforwards for tax purposes of approximately $10,000 which result in variations in the customary relationship between income tax expense computed at the statutory income tax rate and pretax income.

F. EXTRAORDINARY CHARGES

     The extraordinary charges in the three and nine month periods ended March 31, 1996 and the nine months ended March 31, 1995 resulted from early extinguishments of debt and are net of applicable income taxes of $22, $91 and $168, respectively.

G. NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Net income for the nine months ended March 31, 1996 and 1995 and the three months ended March 31, 1995, used in the computation of per share amounts, was reduced by the accretion in the value of stock purchase warrants, all of which were redeemed prior to March 31, 1996.

H. CONTINGENCY


     On March 1, 1996, Edmund E. Heartstedt asserted a claim in the United States District Court for the Northern District of Ohio against Wayne R. Hellman, Chief Executive Officer and a director of the Company, and Louis S. Fisi, Chief Financial Officer and a director of the Company, alleging certain misrepresentations and/or omissions were made to him in connection with: (i) the cash-out of his interest effected by a merger of a Predecessor into the Company, as to which Mr. Heartstedt did not exercise his statutory appraisal rights; and
(ii) the purchase by Mr. Hellman of Mr. Heartstedt's beneficial interest in a trust controlled by Mr. Hellman. Mr. Heartstedt alleges that the misrepresentations and/or omissions made by Mr. Fisi and others on behalf of Messrs. Hellman and Fisi caused him direct damages which he believes exceed $900. The suit also claims punitive damages in an undetermined amount believed by the Plaintiff to exceed $2,700. Messrs. Hellman and Fisi have denied the allegations and are vigorously defending the claim. Although the Company is not currently named as a party, Mr. Heartstedt's counsel has indicated that the Company may be named as an additional defendant in this litigation. Even if the Company were so named, the Company does not believe this litigation could reasonably be expected to have a material adverse effect on the Company.

CHARTERED ACCOUNTANTS
Canadian Member Firm of
Grant Thornton International

AUDITORS' REPORT

To the Directors of
Spectro Electric Inc.

We have audited the balance sheet of Spectro Electric Inc. as at December 31, 1995, and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1995 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Markham, Canada
February 14, 1996, except as                                       Doane Raymond
to Note 16, which is as of May 1, 1996                     Chartered Accountants

Suite 400
7030 Woodbine Ave.
Markham
Ontario
L3R 6G2
Tel: (905) 475-1100
Fax: (905) 475-8906

                             SPECTRO ELECTRIC INC.

                                 BALANCE SHEET

                        (Expressed in Canadian Dollars)
                               December 31, 1995

                                    ASSETS
Current
  Cash......................................................................  Cdn.$     6,911
  Receivables (Note 3)......................................................        1,455,097
  Inventories (Note 4)......................................................        2,642,680
  Prepaid expenses and deposits.............................................           66,569
                                                                                  -----------
                                                                                    4,171,257
Other
  Prepaid pension costs (Note 5)............................................          141,018
Fixed assets (Note 6).......................................................          124,287
                                                                                  -----------
                                                                              Cdn.$ 4,436,562
                                                                                  ===========
                                  LIABILITIES
Current
  Bank indebtedness (Note 7)................................................  Cdn.$ 1,839,198
  Payables and accruals (Note 8)............................................        1,461,716
  Capital and other taxes...................................................           14,452
                                                                                  -----------
                                                                                    3,315,366
                                                                                  -----------
SHAREHOLDER'S EQUITY
Capital stock (Note 9)......................................................        6,200,001
Deficit.....................................................................       (5,078,805)
                                                                                  -----------
                                                                                    1,121,196
                                                                                  -----------
                                                                              Cdn.$ 4,436,562
                                                                                  ===========
Commitments (Note 10)
Contingent liabilities (Note 11)

See accompanying notes to the financial statements.

                             SPECTRO ELECTRIC INC.

                      STATEMENT OF OPERATIONS AND DEFICIT

                        (Expressed in Canadian Dollars)
                          Year Ended December 31, 1995

Sales.......................................................................     Cdn$ 9,341,710
Cost of sales
  Inventories, beginning of year............................................          2,558,200
  Purchases.................................................................          6,436,867
                                                                                    -----------
                                                                                      8,995,067
  Inventories, end of year..................................................          2,501,513
                                                                                    -----------
                                                                                      6,493,554
                                                                                    -----------
Gross profit................................................................          2,848,156
Selling, general and administrative expenses................................          2,767,455
Restructuring charges (Note 12).............................................            497,266
                                                                                    -----------
Loss before the undernoted and income taxes.................................           (416,565)
  Interest expense..........................................................           (173,121)
  Other income..............................................................              3,408
                                                                                    -----------
Loss before income taxes....................................................           (586,278)
Income taxes (recoveries) (Note 13).........................................             (8,977)
                                                                                    -----------
Net loss....................................................................      Cdn$ (577,301)
                                                                                    ===========
Deficit, beginning of year..................................................     Cdn$(4,501,504)
Net loss....................................................................           (577,301)
                                                                                    -----------
Deficit, end of year........................................................     Cdn$(5,078,805)
                                                                                    ===========

See accompanying notes to the financial statements.

                             SPECTRO ELECTRIC INC.

                            STATEMENT OF CASH FLOWS

                        (Expressed in Canadian Dollars)
                          Year Ended December 31, 1995

OPERATING ACTIVITIES
  Net loss...................................................................  Cdn.$(577,301)
  Depreciation and amortization..............................................         68,412
  Write-off of leasehold improvement.........................................         22,000
  Changes in assets and liabilities
     Receivables.............................................................        241,629
     Inventories.............................................................         78,128
     Capital and other taxes.................................................        (16,620)
     Prepaid expenses and deposits...........................................        262,662
     Payables and accruals...................................................       (451,685)
                                                                               -------------
     Net cash used in operating activities...................................       (372,775)
                                                                               -------------
FINANCING ACTIVITIES
  Prepaid pension costs......................................................         (8,223)
  Proceeds of bank borrowings -- net.........................................        384,842
                                                                               -------------
          Net cash provided by financing activities..........................        376,619
                                                                               -------------
INVESTING ACTIVITIES
  Purchase of fixed assets...................................................         (9,240)
  Proceeds from sale of fixed assets.........................................          9,995
                                                                               -------------
          Net cash provided by investing activities..........................            755
                                                                               -------------
  Net increase in cash.......................................................          4,599
  Cash, beginning of year....................................................          2,312
                                                                               -------------
  Cash, end of year..........................................................  Cdn.$   6,911
                                                                               =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for interest.....................................  Cdn.$ 173,121

See accompanying notes to the financial statements.

                             SPECTRO ELECTRIC INC.

                       NOTES TO THE FINANCIAL STATEMENTS

                        (Expressed in Canadian Dollars)
                               December 31, 1995

1.  OWNERSHIP

     During the period under audit Spectro Electric Inc. (the Company) was a wholly owned subsidiary of Sequel Industries Inc.

2.  ACCOUNTING POLICIES

     The Company's principal business activity is the wholesale distribution of lighting products.

  A. INVENTORIES

     Inventories are valued at the lower of cost or net realizable value. Cost is determined on a moving weighted average basis.

  B. DEPRECIATION AND AMORTIZATION

     Rates and bases of depreciation applied to write-off the cost less estimated salvage value of property and equipment over their estimated lives are as follows.

     Computer                   30% straight-line
     Office furniture           20% declining balance
     Equipment                  20% declining balance
     Vehicles                   30% declining balance
                                -- straight-line over the term of the
     Leasehold improvements     lease

  C. FOREIGN CURRENCY TRANSACTIONS

     Transactions in foreign currencies are recorded in Canadian dollars at the rates of exchange prevailing on the date of transactions. Current assets and liabilities at the year end are translated into Canadian dollars at the rates of exchange prevailing on that date. Exchange gains and losses are reflected in income.

  D. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash, trade receivables and accounts payable approximate fair value due to the short term maturities of these instruments.

  E. USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLES

    Trade................................................................  Cdn.$ 1,425,287
    Other................................................................           29,810
                                                                            --------------
                                                                           Cdn.$ 1,455,097
                                                                            ==============

                             SPECTRO ELECTRIC INC.

                        (Expressed in Canadian Dollars)
                               December 31, 1995

4. INVENTORIES

    On hand..............................................................  Cdn.$ 2,501,513
    Goods in transit.....................................................          141,167
                                                                            --------------
                                                                           Cdn.$ 2,642,680
                                                                            ==============

5. PENSION PLAN AND PREPAID PENSION COSTS

     The Company maintains a defined contribution pension plan which covers all employees who have completed two years of service with the Company. Employees are not required to contribute to the plan. The Company contributes 1% of the employee earnings plus a portion of the profits of the Company. The proportion of the profits, up to a maximum of 4%, is determined each year by the Company's board of directors. The cost of the pension benefits to be provided in exchange for services rendered during the year under this plan was $5,885.

     The Company's 1995 required contributions were met from prepaid pension costs and future required contributions will also be discharged from the prepaid amount, subject to any limitation imposed by the Pension Commission of Ontario, until such time as it has been fully amortized. Thereafter, the Company will recommence making required employer contributions in accordance with the above.

6. FIXED ASSETS

                                                              ACCUMULATED        NET BOOK
                                                 COST         DEPRECIATION        VALUE
                                             -------------    ------------     ------------
    Computer...............................  Cdn.$ 266,663    Cdn.$218,133     Cdn.$ 48,530
    Office furniture.......................        239,907         210,045           29,862
    Equipment..............................        188,865         148,101           40,764
    Vehicles...............................          4,805           4,805               --
    Leasehold improvements.................         52,992          47,861            5,131
                                              ------------    ------------     ------------
                                             Cdn.$ 753,232    Cdn.$628,945     Cdn.$124,287
                                              ============    ============     ============

     Included in the amount charged for depreciation and amortization for the year is a write off of computer and software equipment totalling $39,489.

7.  BANK INDEBTEDNESS

     As security for bank indebtedness and letters of credit (Note 8), the Company has pledged receivables and inventories, assigned fire insurance proceeds and issued a demand debenture providing a floating charge on all assets.

     The loan agreement with the bank contains restrictive covenants with respect to working capital levels, minimum tangible net worth, and maintenance of certain financial ratios. As at December 31, 1995, the Company's financial position did not satisfy certain of these covenants and, accordingly, the bank indebtedness is classified as a current liability.

8.  PAYABLES AND ACCRUALS

     This includes Cdn.$141,245 owed to trade suppliers which are secured by letters of credit.

                             SPECTRO ELECTRIC INC.

                        (Expressed in Canadian Dollars)
                               December 31, 1995

9.  CAPITAL STOCK

    Authorized:
      Unlimited   7% non-voting, non-cumulative first preference shares
          4,000   7% non-voting, non-cumulative second preference shares
      9,000,000   Common shares
        Issued:
      1,000,000   First preference shares.................................  Cdn.$3,000,000
      9,000,000   Common shares...........................................       3,200,001
                                                                            --------------
                                                                            Cdn.$6,200,001
                                                                             =============

10. COMMITMENTS

     The Company rents premises and equipment under long-term leases which expire at various dates up to 1999 and for which minimum rentals total Cdn.$182,300. Annual minimum rentals under these leases to date of expiry are as follows:

                                          PREMISES
                                ----------------------------
                                HEAD OFFICE       BRANCHES        EQUIPMENT          TOTAL
                                -----------     ------------     -----------     -------------
    1996......................  Cdn.$50,500     Cdn.$ 51,600     Cdn.$ 5,700     Cdn.$ 107,800
    1997......................           --           51,600           4,500            56,100
    1998......................           --           11,700           4,500            16,200
    1999......................           --               --           2,200             2,200
                                -----------     ------------     -----------      ------------
                                Cdn.$50,500     Cdn.$114,900     Cdn.$16,900     Cdn.$ 182,300
                                ===========     ============     ===========      ============

     On January 10, 1996 the Company was given notice by the landlord of its Toronto head office and warehouse facilities of termination of lease, effective April 10, 1996.

11. CONTINGENT LIABILITIES

     a) Unlimited guarantee issued to parent Company's bankers. At December 31, 1995 that Company's bank indebtedness amounted to Cdn.$389,812 together with interest of Cdn.$69,303 accrued to that date.

     b) Outstanding letters of credit amounting to Cdn.$100,645.

     c) During 1994, a Receiver Manager was appointed for a partnership in which the Company had an indirect interest and which was disposed of during 1991. The Company is unable to determine the extent, if any, for which it may be liable for any of the liabilities of the partnership.

                             SPECTRO ELECTRIC INC.

                        (Expressed in Canadian Dollars)
                               December 31, 1995

12. RESTRUCTURING CHARGES

     During 1994 the Company initiated a restructuring plan to reduce costs and consolidate facilities. These charges are comprised of the following:

    Lease cancellations and other related costs...........................  Cdn.$ 442,705
    Writedown of leaseholds...............................................         22,000
    Employee termination and related costs................................         18,296
    Relocation expenses...................................................         14,265
                                                                            -------------
                                                                            Cdn.$ 497,266
                                                                            =============

13.  LOSSES

     The Company has recorded deferred taxes for the income tax benefits of net operating loss carryforwards. These losses which aggregate Cdn.$1,772,000 are available to reduce taxable income in future years and will expire as follows:

        1999..........................................................  Cdn.$181,000
        2000..........................................................       452,000
        2001..........................................................       605,000
        2002..........................................................       534,000

     Due to historical losses, a valuation allowance of Cdn.$790,000 has been recorded which offsets the entire amount of the deferred taxes related to the net operating loss carryforwards.

14.  RELATED PARTY TRANSACTION

     A management fee of Cdn.$249,500 was paid to Sequel Industries Inc. for management advisory services.

15.  CONCENTRATION OF CREDIT RISK

     The Company sells on credit terms to its customers, all of whom are located in Canada. No single customer represented more than 10% of the Company sales in 1995.

16.  SUBSEQUENT EVENTS

     On February 5, 1996, the bank made a formal demand for repayment of the bank indebtedness of the Company amounting to Cdn.$2,088,285 as at February 2, 1996. The bank also made a formal demand for immediate payment of the Company's indebtedness under a guarantee of the bank indebtedness of the Company's parent company amounting to Cdn.$389,812 as at February 2, 1996, together with interest of Cdn.$72,012 accrued to that date.

     On March 7, 1995, the bank appointed an agent, pursuant to certain hypothetications to take control of the collateral provided by the Company's parent. The right, title and interest of the bank in the shares of the Company pledged, being all the issued and outstanding shares of the Company were sold on March 25, 1996 to Advanced Lighting Technologies Inc. ("ADLT") on an "as is basis." The consideration comprised the purchase price of the shares and the purchase payment for the security held by the bank against the Company together with the debt of the Company to the bank.

     Following the above transaction, the Company became an indirect wholly owned subsidiary of ADLT, a company listed on the Nasdaq stock market's national market.

                             SPECTRO ELECTRIC INC.

                                 BALANCE SHEETS
                                  (UNAUDITED)

                        (Expressed in Canadian Dollars)

                                                                        MARCH 31
                                                           -----------------------------------
                                                                1995                1996
                                                           ---------------     ---------------
                                    ASSETS
Current
  Cash...................................................  Cdn.$     2,200     Cdn.$     2,578
  Receivables (Note 3)...................................        1,749,205           1,485,260
  Receivable from related company........................               --              23,305
  Inventories (Note 4)...................................        2,548,236           2,905,392
  Prepaid expenses and deposits..........................          387,532              53,406
                                                           ---------------     ---------------
                                                                 4,687,173           4,469,941
Other
  Prepaid pension costs (Note 5).........................          135,026             140,496
Fixed assets (Note 6)....................................          201,124             111,581
                                                           ---------------     ---------------
                                                           Cdn.$ 5,023,323     Cdn.$ 4,722,018
                                                           ===============     ===============
                                 LIABILITIES
Current
  Bank indebtedness (Note 7).............................  Cdn.$ 1,625,542     Cdn.$   208,685
  Payables and accruals..................................        1,633,495             724,531
  Payable to related party...............................               --             548,564
  Capital and other taxes................................           18,560              14,336
                                                           ---------------     ---------------
                                                                 3,277,597           1,496,116
Loan from parent company (Note 8)........................               --           2,036,649
                                                           ---------------     ---------------
                                                                 3,277,597           3,532,765
SHAREHOLDER'S EQUITY
Capital stock (Note 9)...................................        6,200,001           6,200,001
Deficit..................................................       (4,454,275)         (5,010,748)
                                                           ---------------     ---------------
                                                                 1,745,726           1,189,253
                                                           ---------------     ---------------
                                                           Cdn.$ 5,023,323     Cdn.$ 4,722,018
                                                           ===============     ===============
Commitments (Note 10)
Contingent liabilities (Note 11)

          See accompanying notes to financial statements (unaudited).

                             SPECTRO ELECTRIC INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT
                                  (UNAUDITED)

                        (Expressed in Canadian Dollars)

                                                            THREE MONTHS        THREE MONTHS
                                                                ENDED               ENDED
                                                           MARCH 31, 1995      MARCH 31, 1996
                                                           ---------------     ---------------
Sales....................................................  Cdn.$ 2,600,163     Cdn.$ 2,359,074
Cost of sales
  Inventories, beginning of period.......................        2,558,200           2,501,513
  Purchases..............................................        1,686,416           1,695,287
                                                           ---------------     ---------------
                                                                 4,244,616           4,196,800
  Inventories, end of period.............................        2,434,401           2,622,624
                                                           ---------------     ---------------
                                                                 1,810,215           1,574,176
                                                           ---------------     ---------------
Gross profit.............................................          789,948             784,898
Selling, general and administrative expense..............          709,591             675,640
                                                           ---------------     ---------------
Earnings before the undernoted and income taxes..........           80,357             109,258
Interest expense.........................................           42,105              41,201
                                                           ---------------     ---------------
Earnings before income taxes.............................           38,252              68,057
Income taxes (recoveries) -- (Note 12)...................           (8,977)                 --
                                                           ---------------     ---------------
Net earnings.............................................  Cdn.$    47,229     Cdn.$    68,057
                                                           ===============     ===============
Deficit, beginning of period.............................  Cdn.$(4,501,504)    Cdn.$(5,078,805)
Net earnings.............................................           47,229              68,057
                                                           ---------------     ---------------
Deficit, end of period...................................  Cdn.$(4,454,275)    Cdn.$(5,010,748)
                                                           ===============     ===============

          See accompanying notes to financial statements (unaudited).

                             SPECTRO ELECTRIC INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                        (Expressed in Canadian Dollars)

                                                             THREE MONTHS       THREE MONTHS
                                                                ENDED               ENDED
                                                            MARCH 31, 1995     MARCH 31, 1996
                                                            --------------     ---------------
OPERATING ACTIVITIES
  Net earnings............................................  Cdn.$   47,229     Cdn.$    68,057
  Depreciation and amortization...........................          18,612              15,955
  Changes in assets and liabilities
     Receivables..........................................         (52,479)            (30,163)
     Inventories..........................................         172,572            (262,712)
     Income taxes.........................................         (12,512)               (116)
     Prepaid expenses and deposits........................         (58,301)             13,163
     Payables and accruals................................        (279,906)           (737,185)
     Receivable from/payable to related party.............              --             525,259
                                                            --------------     ---------------
       Net cash used in operating activities..............        (164,785)           (407,742)
                                                            --------------     ---------------
FINANCING ACTIVITIES
  Prepaid pension costs...................................          (2,231)                522
  Proceeds (repayments) of bank borrowings -- net.........         171,186          (1,630,513)
  Advances from parent company............................              --           2,036,649
                                                            --------------     ---------------
     Net cash provided by financing activities............         168,955             406,658
                                                            --------------     ---------------
INVESTING ACTIVITIES
  Purchase of fixed assets................................          (4,282)             (3,249)
                                                            --------------     ---------------
     Net cash used in investing activities................          (4,282)             (3,249)
                                                            --------------     ---------------
Net (decrease) increase in cash...........................            (112)             (4,333)
Cash, beginning of period.................................           2,312               6,911
                                                            --------------     ---------------
Cash, end of period.......................................  Cdn.$    2,200     Cdn.$     2,578
                                                            ==============     ===============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest..................  Cdn.$   42,105     Cdn.$    41,201

          See accompanying notes to financial statements (unaudited).

                             SPECTRO ELECTRIC INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                                  (UNAUDITED)

                        (Expressed in Canadian Dollars)
                            March 31, 1996 and 1995

1. OWNERSHIP

     Effective March 25, 1996, the Company became a wholly-owned subsidiary of Advanced Lighting Technologies Inc. ("ADLT").

2. ACCOUNTING POLICIES

     The Company's principal business activity is the wholesale distribution of lighting products.

  A. INVENTORIES

     Inventories are valued at the lower of cost or net realizable value. Cost is determined on a moving weighted average basis.

  B. DEPRECIATION AND AMORTIZATION

     Rates and bases of depreciation applied to write-off the cost less estimated salvage value of property and equipment over their estimated lives are as follows:

            Computer                         30% straight-line
            Office furniture                 20% declining balance
            Equipment                        20% declining balance
            Vehicles                         30% declining balance
            Leasehold improvements           -- straight-line over the term of the lease

  C. FOREIGN CURRENCY TRANSACTIONS

     Transactions in foreign currencies are recorded in Canadian dollars at the rates of exchange prevailing on the date of transactions. Current assets and liabilities at the period end are translated into Canadian dollars at the rates of exchange prevailing on that date. Exchange gains and losses are reflected in income.

  D. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash, trade receivables and accounts payable approximate fair value due to the short term maturities of these instruments.

  E. USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLES

                                                               MARCH 31,        MARCH 31,
                                                                 1995             1996
                                                            --------------   --------------
    Trade.................................................  Cdn.$ 1,712,764  Cdn.$ 1,467,229
    Other.................................................           36,441           18,031
                                                            ---------------  ---------------
                                                            Cdn.$ 1,749,205  Cdn.$ 1,485,260
                                                            ===============  ===============

                             SPECTRO ELECTRIC INC.

                                  (UNAUDITED)

                        (Expressed in Canadian Dollars)
                            March 31, 1996 and 1995

4. INVENTORIES

                                                                 1995             1996
                                                            ---------------  ---------------
    On hand...............................................  Cdn.$ 2,434,401  Cdn.$ 2,622,624
    Goods in transit......................................          113,835          282,768
                                                            ---------------  ---------------
                                                            Cdn.$ 2,548,236  Cdn.$ 2,905,392
                                                            ===============  ===============

5. PENSION PLAN AND PREPAID PENSION COSTS

     The Company maintains a defined contribution pension plan which covers all employees who have completed two years of service with the Company. Employees are not required to contribute to the plan. The Company contributes 1% of the employee earnings plus a portion of the profits of the Company. The proportion of the profits, up to a maximum of 4%, is determined each year by the Company's board of directors. The cost of the pension benefits to be provided in exchange for services rendered during the three months ended March 31, 1996 under this plan was Cdn.$1,506 (three months ended March 31, 1995 -- Cdn.$1,295).

     The Company's 1996 and 1995 required contributions were met from prepaid pension costs and future required contributions will also be discharged from the prepaid amount, subject to any limitation imposed by the Pension Commission of Ontario, until such time as it has been fully amortized. Thereafter, the Company will recommence making required employer contributions in accordance with the above.

6. FIXED ASSETS

                                                                 MARCH 31,        MARCH 31,
                                                                    1996             1995
                                                                ------------     ------------
                                               ACCUMULATED        NET BOOK         NET BOOK
                                  COST         DEPRECIATION        VALUE            VALUE
                              -------------    ------------     ------------     ------------
    Computer................  Cdn.$ 269,912    Cdn.$228,468     Cdn.$ 41,444     Cdn.$ 78,206
    Office furniture........        239,907         211,545           28,362           34,276
    Equipment...............        188,865         150,171           38,694           51,210
    Vehicles................             --              --               --               --
    Leasehold
      improvements..........          5,735           2,654            3,081           37,432
                               ------------    ------------     ------------     ------------
                              Cdn.$ 704,419    Cdn.$592,838     Cdn.$111,581     Cdn.$201,124
                              =============    ============     ============     ============

7. BANK INDEBTEDNESS

     On March 7, 1996, the bank appointed an agent, pursuant to certain hypothecations to take control of the collateral provided by the Company's former parent, Sequel Industries Inc. The right, title and interest of the bank in the shares of the Company pledged, being all the issued and outstanding shares of the Company were sold on March 25, 1996 for Cdn.$2,168,000 on an "as is basis." This consideration comprised the purchase price for shares and the purchase payment for the security held by the bank against the Company together with the debt of the Company to the bank.

     The bank indebtedness at March 31, 1996 of Cdn.$208,685 consisted of an unsecured bank overdraft of Cdn.$77,400 and outstanding checks in excess of cash balance totalling Cdn.$131,285.

                             SPECTRO ELECTRIC INC.

                                  (UNAUDITED)

                        (Expressed in Canadian Dollars)
                            March 31, 1996 and 1995

8. LOANS PAYABLE TO PARENT -- ADLT

     Purchase of debt held by the bank against the Company -- refer to Note 7 above. As part of the purchase transaction the bank assigned its security to ADLT, part of which consists of general assignments of book debts and a demand debenture providing a floating charge on all assets. The loan balance due to ADLT at March 31, 1996 is Cdn.$2,036,649.

9. CAPITAL STOCK

                                                               1995             1996
                                                         --------------    --------------
Authorized:
Unlimited      7% non-voting, non-cumulative first
               preference shares
4,000          7% non-voting, non-cumulative second
               preference shares
9,000,000      Common shares
Issued:
1,000,000      First preference shares.................  Cdn.$ 3,000,001  Cdn.$ 3,000,001
9,000,000      Common shares...........................        3,200,000        3,200,000
                                                         ---------------  ---------------
                                                         Cdn.$ 6,200,001  Cdn.$ 6,200,001
                                                         ===============  ===============

10.  COMMITMENTS

     The Company rents premises and equipment under long-term leases which expire at various dates up to 1999 and for which minimum rentals total Cdn.$319,300. Annual minimum rentals under these leases to date of expiry are as follows:

                                         PREMISES
                               -----------------------------
                               HEAD OFFICE        BRANCHES        EQUIPMENT          TOTAL
                               ------------     ------------     -----------     -------------
    March 1997...............  Cdn.$ 56,500     Cdn.$ 51,600     Cdn.$ 4,500     Cdn.$ 112,600
    March 1998...............        66,800           45,600           4,500           116,900
    March 1999...............        72,400            4,700           4,500            81,600
    March 2000...............         6,000               --           2,200             8,200
                               ------------     ------------     -----------     -------------
                               Cdn.$201,700     Cdn.$101,900     Cdn.$15,700     Cdn.$ 319,300
                               ============     ============     ===========     =============

11.  CONTINGENT LIABILITIES

     During 1994, a Receiver Manager was appointed for a partnership in which the Company had an indirect interest and which was disposed of during 1991. The Company is unable to determine the extent, if any, for which it may be liable for any of the liabilities of the partnership.

                             SPECTRO ELECTRIC INC.

                                  (UNAUDITED)

                        (Expressed in Canadian Dollars)
                            March 31, 1996 and 1995

12.  LOSSES

     The Company has recorded deferred taxes for the income tax benefits of net operating loss carryforwards. These losses, which aggregate Cdn.$1,704,000 are available to reduce taxable income in future years and will expire as follows:

        1999..........................................................  Cdn.$113,000
        2000..........................................................       452,000
        2001..........................................................       605,000
        2002..........................................................       534,000

     Due to historical losses, a valuation allowance of Cdn.$760,000 has been recorded which offsets the entire amount of the deferred taxes related to the net operating loss carryforwards.

13.  RELATED PARTY TRANSACTIONS

     (a) Purchase of goods from an affiliated company during the period March 25 to March 31, 1996 totalled Cdn.$21,700.

     (b) Management fee of Cdn.$65,640 in the three months ended March 31, 1996 (Cdn $61,500 in the three months ended March 31, 1995) was paid to the former parent company for management advisory services.

14.  CONCENTRATION OF CREDIT RISK

     The Company sells on credit terms to its customers, all of whom are located in Canada. No single customer represented more than 10% of the Company sales in the three months ended March 31, 1996.

                 ADVANCED LIGHTING TECHNOLOGIES, INC. ("ADLT")

       PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

        (In thousands of U.S. dollars, except per share dollar amounts)

     The following pro forma condensed combined statements of operations (unaudited) for the year ended June 30, 1995, and the nine months ended March 31, 1996, have been prepared to reflect the results of operations of Advanced Lighting Technologies, Inc. ("ADLT") as if the acquisition of Spectro Electric Inc. ("Spectro") occurred on July 1, 1994.

                                                            FOR THE YEAR ENDED JUNE 30, 1995
                                                    ------------------------------------------------
                                                        HISTORICAL                PRO FORMA
                                                    -------------------   --------------------------
                                                     ADLT       SPECTRO   ADJUSTMENTS       COMBINED
                                                    -------     -------   -----------       --------
Net sales.........................................  $40,767     $ 7,531      $(429)(a)      $47,869
Costs and expenses:
  Cost of sales...................................   21,899       5,452       (442)(b)       26,909
  Selling, general and administrative.............   11,833       2,150         --           13,983
  Research and development........................    1,673          --         --            1,673
  Restructuring...................................     (121)        254         --              133
                                                    -------      ------      -----          -------
                                                     35,284       7,856       (442)          42,698
                                                    -------      ------      -----          -------
Income (loss) from operations.....................    5,483        (325)        13            5,171
Interest expense..................................    2,129         129         --            2,258
                                                    -------      ------      -----          -------
Income (loss) before income taxes and
  extraordinary charge............................    3,354        (454)        13            2,913
Income taxes......................................      212          (6)        --              206
                                                    -------      ------      -----          -------
Income (loss) before extraordinary charge.........  $ 3,142     $  (448)     $  13          $ 2,707
                                                    =======      ======      =====          =======
Income per common share before extraordinary
  charge..........................................  $  0.10(c)                              $  0.04(c)
                                                    =======                                 =======
Shares used for computing per share amounts.......    7,818                                   7,868(d)
                                                    =======                                 =======

                                                        FOR THE NINE MONTHS ENDED MARCH 31, 1996
                                                    ------------------------------------------------
                                                        HISTORICAL                PRO FORMA
                                                    -------------------   --------------------------
                                                     ADLT       SPECTRO   ADJUSTMENTS       COMBINED
                                                    -------     -------   -----------       --------
Net sales.........................................  $37,295     $ 5,002      $(908)(a)(e)   $41,389
Costs and expenses:
  Cost of sales...................................   19,957       3,375       (754)(b)(e)    22,578
  Selling, general and administrative.............   10,259       1,480        (48)(e)       11,691
  Research and development........................    1,714          --         --            1,714
  Noncash settlement of claim.....................    2,732          --         --            2,732
  Restructuring...................................       --         182         --              182
                                                    -------      ------      -----          -------
                                                     34,662       5,037       (802)          38,897
                                                    -------      ------      -----          -------
Income (loss) from operations.....................    2,633         (35)      (106)           2,492
Interest expense..................................    1,150          94         --            1,244
                                                    -------      ------      -----          -------
Income (loss) before income taxes and
  extraordinary charge............................    1,483        (129)      (106)           1,248
Income taxes......................................      525          --         --              525
                                                    -------      ------      -----          -------
Income (loss) before extraordinary charge.........  $   958     $  (129)     $(106)         $   723
                                                    =======      ======      =====          =======
Loss per common share before extraordinary
  charge..........................................  $ (0.04)(f)                             $ (0.07)(f)
                                                    =======                                 =======
Shares used for computing per share amounts.......    8,999                                   9,048(d)
                                                    =======                                 =======

See Notes to Pro Forma Condensed Combined Statements of Operations (Unaudited).

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

   NOTES TO PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
                                 (IN THOUSANDS)

     The pro forma condensed combined statements of operations (Unaudited) based on (i) ADLT's audited combined statement of operations for year ended June 30, 1995 and unaudited consolidated statement of operations for the nine months ended March 31, 1996 and (ii) historical financial information for the comparable periods derived from Spectro's audited financial statements for the years ended December 31, 1995 and 1994 and Spectro's unaudited statement of operations for the three months ended March 31, 1996. The financial statements of Spectro, expressed in Canadian dollars, have been translated to U.S. dollars using the principles of Statement of Financial Accounting Standard No. 52, Foreign Currency Translation. The acquisition of Spectro occurred on March 25, 1996, and, accordingly, Spectro is included in the consolidated balance sheet of ADLT as of March 31, 1996. Consequently, a pro forma balance sheet is not presented. The acquisition was accounted for as a purchase business combination.

     The pro forma condensed combined statements of operations (Unaudited) do not purport to be indicative of the combined results of operations that actually would have occurred if the acquisition of Spectro had occurred on July 1, 1994 or the expected results of operations that may be achieved in the future.

     The pro forma adjustments are made to reflect:

          (a) The elimination of sales from ADLT to Spectro.

          (b) The elimination of cost of sales and intercompany profit related to Spectro purchases from ADLT.

          (c) Income per common share before extraordinary charge, on both a historical and pro forma combined basis, is based upon income before extraordinary charge attributable to common shareholders after having been decreased by preferred share dividends of $58 and increases in the value of warrants aggregating $2,302.

          (d) Includes weighted-average common shares contingently issuable in connection with the acquisition.

          (e) The elimination of operations of Spectro included in both Spectro's statement of operations and ADLT's consolidated statement of operations from March 25, 1996 to March 31, 1996.

          (f) Income per common share before extraordinary charge for the nine months ended March 31, 1996, on both a historical and pro forma combined basis, is based upon income before extraordinary charge attributable to common shareholders after having been decreased by increases in the value of warrants aggregating $1,350.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                             (INSIDE REAR COVER)

                              ADVANCED LIGHTING

                             TECHNOLOGIES SYSTEMS

                               INNOVATIONS AIM

                             TO ACCELERATE DEMAND

                               FOR METAL HALIDE

                                   LIGHTING


                                    [LOGO]



[Four photographs in a column as follows: (1) fiber optic cables (labelled "Fiber Optics"); (2) automobiles on a highway (labelled "Automotive Headlamps"); (3) multiple televisions (labelled "Televisions") and (4) a table lamp (labelled "Residential Lighting.")]

- ------------------------------------------------------------
- ------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary............................     3
Risk Factors..................................     6
The Company...................................    10
Background of the Company.....................    11
Use of Proceeds...............................    13
Price Range of Common Stock...................    13
Dividend Policy...............................    13
Capitalization................................    14
Selected Financial Data.......................    15
Management's Discussion and Analysis of
  Financial Condition and
  Results of Operations.......................    17
Business......................................    25
Management....................................    39
Certain Transactions..........................    43
Principal and Selling Shareholders............    46
Description of Capital Stock..................    47
Shares Eligible for Future Sale...............    50
Underwriting..................................    52
Legal Matters.................................    53
Experts.......................................    53
Additional Information........................    53
Index to Financial Statements.................   F-1

- ------------------------------------------------------------
- ------------------------------------------------------------
- ------------------------------------------------------------
- ------------------------------------------------------------

                                3,300,000 Shares

                                      LOGO

                               ADVANCED LIGHTING
                               TECHNOLOGIES INC.

                                  Common Stock

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.

                                            , 1996

- ------------------------------------------------------------
- ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of expenses of the Company in connection with the issuance and distribution of the shares of Common Stock being registered. All but the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee are estimates.

Securities and Exchange Commission Registration Fee...........................    $ 22,247
National Association of Securities Dealers, Inc. Filing Fee...................       6,952
NASDAQ National Market System Listing Fee.....................................      17,500
Printing and Engraving Expenses...............................................     200,000
Blue Sky Fees and Expenses....................................................       6,500
Legal Fees and Expenses.......................................................     225,000
Accounting Fees and Expenses..................................................      75,000
Transfer Agent Fees...........................................................       6,000
Miscellaneous Expenses........................................................      65,801
                                                                                ----------
Total.........................................................................    $625,000
                                                                                ==========

     The Selling Shareholders will not pay expenses in connection with the Offering.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to Section 1701.59 of the Ohio Revised Code, which eliminates the personal liability in damages of a director for violations of the director's fiduciary duty, except if it is proved by clear and convincing evidence that his action or failure to act involved acts or omissions undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. This statute does not affect the liability of directors pursuant to Section 1701.95 of the Ohio Revised Code(providing for liability of directors for unlawful payment of dividends or unlawful distribution of assets).

     Reference is made to Section 1701.13 of the Ohio Revised Code, which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the name of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's articles of incorporation, code of regulations, disinterested director vote, shareholder vote, agreement or otherwise.

     Reference is made to Article Seven of the Code of Regulations (by-laws) of the Company contained in Exhibit 3.2 hereto which provides for the indemnification of directors and officers to the fullest extent permitted by Ohio law.

     Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying directors and officers of the Company against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In a merger of parents of the certain Predecessors into the Company effective October 6, 1995, the Company issued 452,863 shares of Common Stock to a total of 13 officers, directors and/or employees of the Company or its Predecessors. The consideration received by the Company was various shares of common stock of the parents of the Predecessors. Such securities were sold pursuant to Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, the Company issued 137,490 shares of Common Stock to 92 employees pursuant to the exemption provided by Rule 701. Pursuant to the Incentive Award Plan and in connection with a merger of a Predecessor's parent into the Company the merger caused the cancellation of the common stock of the Predecessor's parent held by such employees if the employees elected to receive $.02 plus the receipt of Common Stock pursuant to the Incentive Award Plan. Those employees electing this option received such securities pursuant to a written compensatory benefit plan established by the Company for the participation of its employees. Each participant in the compensatory benefit plan was provided with a copy of such plan. The aggregate offering price received by the issuer for the issuance of the securities was non-cash consideration comprised of the cancellation of the Predecessor's parent common stock pursuant to the merger and the employees' services provided in the regular course of their duties. The aggregate offering price of these shares issued pursuant to Rule 701 did not exceed 15% of the Company's total assets.

     Also, in connection with such merger effective October 10, 1995, the Company issued 2,692,905 shares of Common Stock to Mr. Hellman individually and as voting trustee on behalf of the beneficial owners thereof. Such securities were issued pursuant to Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, the Company issued 45,490 shares of Common Stock to 29 employees pursuant to the exemption provided by Rule 701. These securities were issued pursuant to a written compensatory benefit plan established by the Company for the participation of its employees and in connection with an exchange of stock between shareholders of the Predecessor and the Company. Each participant in the compensatory benefit plan was provided with a copy of such plan. The aggregate offering price received by the issuer for the issuance of the securities was noncash consideration comprised of the common stock of the Predecessor and the employees' services provided in the regular course of their duties. The aggregate offering price of these shares issued pursuant to Rule 701 did not exceed 15% of the Company's total assets.

     In a merger of another parent of a Predecessor into the Company effective October 10, 1995, the Company issued 2,785,090 shares of Common Stock to a total of eight officers, directors and/or employees of the Company or its Predecessors. The consideration received by the Company was 997 shares of common stock of the parents of the Predecessors. Such securities were sold pursuant to
Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising. After this merger, the remaining ten shareholders of the Predecessor exchanged a total of 7,505 shares of Predecessor common stock for a total of 348,367 shares of Common Stock. Such securities were sold pursuant to
Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, Wayne R. Hellman exchanged 100 shares of Predecessor common stock for 5,718 shares of Common Stock of the Company. Such securities were sold pursuant to Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, six officers, directors and employees of the Company exchanged 106 shares in a Predecessor with the Company for a total of 148,096 shares of Common Stock. Such securities were sold pursuant to Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, the Company issued to 32 employees "A" Incentive Options under its Incentive Award Plan for an aggregate of 230,000 shares of Common Stock, each exercisable at $7.00 per share. These options will become vested if certain financial goals are met or after five years from date of grant. These options were issued in reliance upon the exemption provided by Rule
701. These securities were issued pursuant to a written compensatory benefit plan established by the Company for the participation of its employees. Each participant in the compensatory benefit plan was provided with a copy of such plan. The aggregate offering price received by the issuer for the issuance of the securities was noncash consideration comprised of the employees' services provided in the regular course of their duties. The aggregate offering price of these shares issued pursuant to Rule 701 did not exceed 15% of the Company's total assets.

     On December 8, 1995, the Company amended the "A" Incentive Options so that the exercise price equaled the initial public offering price of the Common Stock ($10 per share).

     Effective February 9, 1996, the Company acquired the 20% remaining equity interest in its 80%-owned English subsidiary in exchange for 50,000 shares of Common Stock. Such securities were sold in reliance upon an exemption pursuant to Regulation S under the Securities Act, in that they were offered and sold in England to two individual residents of the United Kingdom in exchange for their minority interests in the Company's subsidiary, and are subject to transfer restrictions.

     No underwriters were used, no underwriting discounts were incurred, and no commissions were paid in connection with any of the above transactions.

ITEM 16. EXHIBITS

     a.  Exhibits


   1.1     Form of Underwriting Agreement*
   3.1     Second Amended and Restated Articles of Incorporation; First Amendment to Second
           Amended and Restated Articles of Incorporation**
   3.2     Code of Regulations**
   4.1     Reference is made to Exhibits 3.1 and 3.2
   4.2     Form of Stock Certificate for Common Stock of the Company**
   5.1     Opinion of Cowden, Humphrey & Sarlson*
   5.2     Opinion of Ulmer & Berne P.L.L.*
   9.1     Form of Voting Trust Agreement dated as of October 10, 1995 by and among the
           Company, Wayne R. Hellman, Louis S. Fisi, David L. Jennings, Robert S. Roller,
           Juris Sulcs, James F. Sarver, Brian A. Hellman, and Lisa Hellman, as amended
           December 20, 1995.*
   9.2     Form of Irrevocable Proxy*
  10.1     Copy of the Company's Incentive Award Plan**
  10.1/A   Form of Amended Option "A" Grant, qualifying as an Incentive Stock Option**
  10.2     Copy of the Non-Employee Director Stock Purchase Plan for Venture Lighting
           International, Inc.**

  10.3     Plan and Agreement of Merger Among H & F Four, Inc., VLI Partners II, Inc. and
           Venture Lighting International, Inc., effective as of October 6, 1995**
  10.4     Plan and Agreement of Merger With of H&F Six, Inc., H&F Seven, Inc., H&F Eight,
           Inc., H&F Nine, Inc., H&F Twelve, Inc., H&F Thirteen, Inc., H&F Fourteen, Inc., H&F
           Fifteen, Inc. and H&F Sixteen, Inc. and Into Advanced Lighting Technologies, Inc.,
           effective as of October 6, 1995**
  10.5     Plan and Agreement for Exchange of Stock Among Advanced Lighting Technologies, Inc.
           and Shareholders of Metal Halide Technologies, Inc., effective as of October 10,
           1995**
  10.6     Plan and Agreement for Exchange of Stock Among Advanced Lighting Technologies, Inc.
           and Shareholders of Microsun Technologies, Inc., effective as of October 10, 1995**
  10.7     Plan and Agreement of Merger of VLI Partners II, Inc. With and Into Advanced
           Lighting Technologies, Inc., effective as of October 10, 1995, as amended**
  10.8     Plan and Agreement of H & F One, Inc. With and Into Advanced Lighting Technologies,
           Inc., effective as of October 10, 1995, as amended**
  10.9     Form of Plan and Agreement for Exchange of Stock Among Advanced Lighting
           Technologies, Inc. and Individual Shareholders of APL Engineered Materials, Inc.,
           effective as of October 10, 1995**
  10.10    Form of Preferred Stock Redemption Agreement between VLI Partners II, Inc. and its preferred shareholders (all are substantially the same except the number of shares being redeemed and the total redemption price)**
  10.11    Agreement to Repay, dated October 5, 1995 with GE**
  10.12    Bill of Sale dated September 15, 1995 from APL Engineered Materials, Inc. to H & F
           Five, Inc.**
  10.13    Letter Agreement between Greyrock Financial Group and APL Engineered Materials,
           Inc. dated October 10, 1995**
  10.14    Lease Agreement dated January 1, 1993, by and between Weston, Inc. and Venture
           Lighting International, Inc.**
  10.15    Amended Lease Agreement dated September 30, 1992, by and between LR Properties and
           Lighting Resources International, Inc.**
  10.16    Employment Agreement dated October 6, 1995, by and between the Company and Wayne R.
           Hellman**
  10.17    Employment Agreement dated October 6, 1995, by and between the Company and Louis S.
           Fisi**
  10.18    Settlement Agreement, Covenant Not To Sue and Mutual Release**
  10.19    Aircraft Lease Agreement between LightAir, Ltd., an Ohio limited liability company, of which Wayne R. Hellman owns 80% of the membership interests and Louis S. Fisi owns 20% of the membership interests, and Levetz Investments, Inc., an unrelated corporation engaged in the business of chartering aircraft and otherwise providing general aviation services ("Levetz Investments"), dated as of January 22, 1996.
           (Form 10-Q Exhibit 10.1)***
  10.20    Aircraft Operating Agreement between Levetz Investments and Venture Lighting
           International, Inc., a wholly-owned subsidiary of the Company, dated as of January
           22, 1996. (Form 10-Q Exhibit 10.2)***
  10.21    Aircraft Operating Agreement between Levetz Investments and APL Engineered
           Materials, Inc., a wholly-owned subsidiary of the Company, dated as of January 22,
           1996. (Form 10-Q Exhibit 10.3)***
  10.22    Asset Purchase Agreement between Current Industries, Inc., Metal Halide Controls,
           Inc. and Advanced Lighting Technologies, Inc. dated January 26, 1996. (Form 10-Q
           Exhibit 10.1)****
  10.23    Letter Agreement between Venture Lighting International, Inc. and the Bank of Nova
           Scotia dated March 11, 1996 regarding the purchase of capital stock and certain indebtedness of Spectro Electric, Inc. (Form 10-Q Exhibit 10.2)****
  10.24    Revolving Credit and Security Agreement between the Company and BNY Financial
           Corporation dated March 25, 1996. (Form 10-Q Exhibit 10.3)****
  11.1     Statement regarding Computation of Per Share Earnings*
  21.0     List of subsidiaries, states of organization*
  23.1     Consent of Ernst & Young LLP
  23.2     Consent of Cowden, Humphrey & Sarlson -- See Exhibit 5.1

  23.3     Consent of Ulmer & Berne P.L.L. -- See Exhibit 5.2
  23.4     Consent of Doane Raymond
  24.1     Powers of Attorney*****


- ---------------

*     Previously filed.


** Incorporated by reference to Exhibit of same number in Company's Registration Statement on Form S-1, Registration No. 33-97902, Effective December 11, 1995.

*** Incorporated by reference to referenced Exhibit in Company's Quarterly Report on Form 10-Q for the Quarterly Period ended December 31, 1995.

**** Incorporated by reference to referenced Exhibit in Company's Quarterly
     Report on Form 10-Q for the Quarterly Period ended March 31, 1996.


*****To be filed by amendment.


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that (1) for the purposes of determining any liability under the Securities Act of 1933 (the "Act"), the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement (Form S-1 No. 333-05953) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on June 18, 1996.


                                  ADVANCED LIGHTING TECHNOLOGIES, INC.


                                  By: /s/ WAYNE R. HELLMAN

                                      Wayne R. Hellman
                                     Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement (Form S-1 No. 333-05953) has been signed by the following persons in the capacities and on the dates indicated.



               SIGNATURE                               TITLE                        DATE
- ----------------------------------------  --------------------------------   ------------------
/s/ WAYNE R. HELLMAN                      Chief Executive Officer                 June 18, 1996
- -------------------------------           and Director
Wayne R. Hellman

/s/ LOUIS S. FISI                         Chief Financial Officer,                June 18, 1996
- -------------------------------           Chief Accounting Officer and
Louis S. Fisi                             Director

/s/ RICHARD D. CAPRA                      Director                                June 18, 1996
- -------------------------------
Richard D. Capra

/s/ THEODORE A. FILSON                    Director                                June 18, 1996
- -------------------------------
Theodore A. Filson

/s/ FRANCIS H. BEAM                       Director                                June 18, 1996
- -------------------------------
Francis H. Beam

/s/ SUSUMA HARADA                         Director                                June 18, 1996
- -------------------------------
Susuma Harada

/s/ A GORDON TUNSTALL                     Director                                June 18, 1996
- -------------------------------
A Gordon Tunstall


     The undersigned, by signing his name hereto, does hereby execute this Registration Statement on behalf of the above indicated officers and directors of Advanced Lighting Technologies, Inc. pursuant to Powers of Attorney executed by each such officer and director appointing the undersigned as attorney-in-fact and filed with the Securities and Exchange Commission.

                                            By:  _______________________
                                                 Wayne R. Hellman
                                                 Attorney-in-Fact

- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  EXHIBITS TO

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 EXHIBIT INDEX


                                                                                    PAGE NUMBER
                                                                                        IN
                                                                                    SEQUENTIAL
                                                                                     NUMBERING
EXHIBIT                                                                               SYSTEM
- -------                                                                             -----------
  1.1     Form of Underwriting Agreement*
  3.1     Second Amended and Restated Articles of Incorporation; First Amendment to
          Second Amended and Restated Articles of Incorporation**
  3.2     Code of Regulations**
  4.1     Reference is made to Exhibits 3.1 and 3.2
  4.2     Form of Stock Certificate for Common Stock of the Company**
  5.1     Opinion of Cowden, Humphrey & Sarlson*
  5.2     Opinion of Ulmer & Berne P.L.L.*
  9.1     Form of Voting Trust Agreement dated as of October 10, 1995 by and among the Company, Wayne R. Hellman, Louis S. Fisi, David L. Jennings, Robert S.
          Roller, Juris Sulcs, James F. Sarver, Brian A. Hellman and Lisa Hellman,
          as amended December 20, 1995.*
  9.2     Form of Irrevocable Proxy*
 10.1     Copy of the Company's Incentive Award Plan**
 10.1/A   Form of Amended Option "A" Grant, qualifying as an Incentive Stock
          Option**


 10.2     Copy of the Non-Employee Director Stock Purchase Plan for Venture Lighting
          International, Inc.**
 10.3     Plan and Agreement of Merger Among H&F Four, Inc., VLI Partners II, Inc.
          and Venture Lighting International, Inc., effective as of October 6,
          1995**
 10.4     Plan and Agreement of Merger With of H&F Six, Inc., H&F Seven, Inc., H&F
          Eight, Inc., H&F Nine, Inc., H&F Twelve, Inc., H&F Thirteen, Inc., H&F
          Fourteen, Inc., H&F Fifteen, Inc. and H&F Sixteen, Inc. and Into Advanced
          Lighting Technologies, Inc., effective as of October 6, 1995**
 10.5     Plan and Agreement for Exchange of Stock Among Advanced Lighting
          Technologies, Inc. and Shareholders of Metal Halide Technologies, Inc.,
          effective as of October 10, 1995**
 10.6     Plan and Agreement for Exchange of Stock Among Advanced Lighting
          Technologies, Inc. and Shareholders of Microsun Technologies, Inc.,
          effective as of October 10, 1995**
 10.7     Plan and Agreement of Merger of VLI Partners II, Inc. With and Into
          Advanced Lighting Technologies, Inc., effective as of October 10, 1995, as amended**
 10.8     Plan and Agreement of H&F One, Inc. With and Into Advanced Lighting
          Technologies, Inc., effective as of October 10, 1995, as amended**
 10.9     Form of Plan and Agreement for Exchange of Stock Among Advanced Lighting
          Technologies, Inc. and Individual Shareholders of APL Engineered
          Materials, Inc., effective as of October 10, 1995**
 10.10    Form of Preferred Stock Redemption Agreement between VLI Partners II, Inc.
          and its preferred shareholders (all are substantially the same except the number of shares being redeemed and the total redemption price)**
 10.11    Agreement to Repay, dated October 5, 1995 with GE**
 10.12    Bill of Sale dated September 15, 1995 from APL Engineered Materials, Inc.
          to H&F Five, Inc.**
 10.13    Letter Agreement between Greyrock Financial Group and APL Engineered
          Materials, Inc. dated October 10, 1995**
 10.14    Lease Agreement dated January 1, 1993, by and between Weston, Inc. and
          Venture Lighting International, Inc.**
 10.15    Amended Lease Agreement dated September 30, 1992, by and between LR
          Properties and Lighting Resources International, Inc.**
 10.16    Employment Agreement dated October 6, 1995, by and between the Company and
          Wayne R. Hellman**
 10.17    Employment Agreement dated October 6, 1995, by and between the Company and
          Louis S. Fisi**
 10.18    Settlement Agreement, Covenant Not To Sue and Mutual Release**

                                                                                    PAGE NUMBER
                                                                                        IN
                                                                                    SEQUENTIAL
                                                                                     NUMBERING
EXHIBIT                                                                               SYSTEM
- -------                                                                             -----------
 10.19    Aircraft Lease Agreement between LightAir, Ltd., an Ohio limited liability company, of which Wayne R. Hellman owns 80% of the membership interests and Louis S. Fisi owns 20% of the membership interests, and Levetz
          Investments, Inc., an unrelated corporation engaged in the business of chartering aircraft and otherwise providing general aviation services
          ("Levetz Investments"), dated as of January 22, 1996. (Form 10-Q Exhibit
          10.1)***
 10.20    Aircraft Operating Agreement between Levetz Investments and Venture
          Lighting International, Inc., a wholly-owned subsidiary of the Company, dated as of January 22, 1996. (Form 10-Q Exhibit 10.2)***
 10.21    Aircraft Operating Agreement between Levetz Investments and APL Engineered
          Materials, Inc., a wholly-owned subsidiary of the Company, dated as of
          January 22, 1996. (Form 10-Q Exhibit 10.3)***
 10.22    Asset Purchase Agreement between Current Industries, Inc., Metal Halide
          Controls, Inc. and Advanced Lighting Technologies, Inc. dated January 26,
          1996. (Form 10-Q Exhibit 10.1)****
 10.23    Letter Agreement between Venture Lighting International, Inc. and the Bank of Nova Scotia dated March 11, 1996 regarding the purchase of capital stock and certain indebtedness of Spectro Electric, Inc. (Form 10-Q
          Exhibit 10.2)****
 10.24    Revolving Credit and Security Agreement between the Company and BNY
          Financial Corporation dated March 25, 1996. (Form 10-Q Exhibit 10.3)****
 11.1     Statement regarding Computation of Per Share Earnings*
 21.0     List of subsidiaries, states of organization*
 23.1     Consent of Ernst & Young LLP
 23.2     Consent of Cowden, Humphrey & Sarlson -- See Exhibit 5.1
 23.3     Consent of Ulmer & Berne P.L.L. -- See Exhibit 5.2
 23.4     Consent of Doane Raymond
 24.1     Powers of Attorney*****


- ---------------

*     Previously filed.


** Incorporated by Reference to Exhibit of same number in Company's Registration Statement on Form S-1, Registration No. 33-97902, Effective December 11, 1995.

*** Incorporated by reference to referenced Exhibit in Company's Quarterly Report on Form 10-Q for the Quarterly Period ended December 31, 1995.

**** Incorporated by reference to referenced Exhibit in Company's Quarterly
     Report on Form 10-Q for the Quarterly Period ended March 31, 1996.


*****To be filed by amendment.
